As confidentially submitted to the Securities and Exchange Commission on February 14, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 3

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Parsley Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	46-4314192
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 W. Texas Ave., Tower I, Suite 200

Midland, Texas 79701

(432) 818-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Colin W. Roberts

General Counsel

500 W. Texas Ave., Tower I, Suite 200

Midland, Texas 79701

(432) 818-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Matthew R. Pacey Vinson & Elkins L.L.P. 1001 Fannin St., Suite 2500 Houston, Texas 77002-6760 (713) 758-2222	J. Michael Chambers Keith Benson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$	$

(1)	Includes Class A common stock issuable upon exercise of the underwriters’ option to purchase additional Class A common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

                    Shares

Parsley Energy, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling                  shares of Class A common stock and the selling shareholders are selling              shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $         and $         per share. We intend to apply to list our Class A common stock on The New York Stock Exchange under the symbol “PE.”

The underwriters have an option to purchase a maximum of              additional shares of Class A common stock to cover over-allotments of shares.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 21.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Parsley Energy, Inc.	Proceeds to the Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of Class A common stock will be made on or about                 , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to the information which we have referred you. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholders and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling shareholders nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

i

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. References to our estimated proved reserves as of (i) September 30, 2013 are derived from our proved reserve report (the “NSAI Report”) prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) and (ii) December 31, 2012 are derived from internal estimates of our proved reserves that were prepared by our in-house petroleum engineers, in accordance with (a) the same methodology utilized by NSAI in the NSAI Report and (b) the rules and regulations of the SEC. The information presented in this prospectus assumes (i) an initial public offering price of $             per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock. In this prospectus, unless the context otherwise requires, the terms “we,” “us” and “our” refer to Parsley Energy, LLC (“Parsley LLC”) and its subsidiaries before the completion of our corporate reorganization in connection with this offering and Parsley Energy, Inc. (“Parsley Inc.”) and its subsidiaries as of the completion of our corporate reorganization and thereafter. Please read “Corporate Reorganization.” We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the “Glossary.”

Our Company

We are an independent oil and natural gas company focused on the acquisition, development, and exploitation of unconventional oil and natural gas reserves in the Permian Basin. The Permian Basin is located in West Texas and Southeastern New Mexico and is comprised of three primary sub-areas: the Midland Basin, the Central Basin Platform and the Delaware Basin. These areas are characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Our properties are primarily located in the Midland and Delaware Basins and our activities have historically been focused on the vertical development of the Spraberry and Wolfberry resource plays of the Midland Basin. Our vertical wells in the area are drilled into stacked pay zones that include the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline), Strawn, Atoka and Mississippian formations. We intend to supplement our vertical development drilling activity with horizontal wells targeting various stacked pay intervals in the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales.

We began operations in August 2008 when we acquired operator rights to wells producing from the Spraberry Trend in the Midland Basin from Joe Parsley, a co-founder of Parker and Parsley Petroleum Company. As of September 30, 2013, we continue to operate 109 gross (three net) of these wells. Excluding those legacy 109 gross wells, as of September 30, 2013 we had an average working interest of 50% in 359 gross producing wells. In total, we have interests in 468 gross (183 net) producing wells, all of which are in the Midland Basin and 99% of which we operate. Since our inception, we have leased or acquired 94,449 net acres in the Permian Basin, approximately 76% of which is in the Midland Basin. Since we commenced our drilling program in November 2009, we have operated up to 10 rigs simultaneously and have averaged nine operated rigs for the 12 months prior to September 30, 2013. Driven by our large-scale drilling program in the core of the Midland Basin, we have grown our net average daily production to over 6,370 Boe/d for the 30 days ended September 30, 2013, substantially all of which is organic growth from wells we have drilled. We are currently operating eight vertical drilling rigs and one horizontal drilling rig and expect to operate seven to eight vertical rigs and increase to three horizontal rigs during 2014.

We intend to grow our reserves and production through the development, exploitation and drilling of our multi-year inventory of identified potential drilling locations. As of September 30, 2013, we have identified 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 potential horizontal drilling locations on our existing acreage, excluding our Gaines County and Delaware Basin acreage. As we expand our drilling program to our undeveloped Midland Basin acreage in Gaines County and our Delaware Basin acreage, we expect to identify additional vertical and horizontal drilling locations. In addition to our vertical drilling program in the Midland Basin, we have spud one horizontal well in the Wolfcamp B interval across North Upton and Southern Midland Counties during the fourth quarter of 2013 and reached total depth in January 2014. We expect to commence our vertical drilling program in the Delaware Basin during the first quarter of 2014 with the drilling of three vertical appraisal wells. We believe our acreage in the Delaware Basin may also benefit from the application of horizontal drilling and completion techniques. We expect to supplement organic growth from our drilling program by proactively leasing additional acreage and selectively pursuing acquisitions that meet our strategic and financial objectives, with an emphasis on oil-weighted reserves in the Midland Basin.

Our projected 2014 capital budget for drilling and completion is $396.1 million for an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells. Our capital budget excludes acquisitions. We anticipate that substantially all of our 2014 capital budget will be directed toward the Midland Basin. During the nine months ended September 30, 2013, our aggregate drilling and completion capital expenditures were $177.0 million, excluding acquisitions, and we estimate that we have spent approximately $60.9 million, excluding acquisitions, during the fourth quarter of 2013. We expect the average working interest in wells we drill during 2014 will be approximately 75 to 80%.

The amount and timing of these capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including but not limited to the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners.

We measure the expected return of our wells based on estimated ultimate recovery (“EUR”) and the related costs of acquisition, development and production. Based on estimates prepared by NSAI, as of September 30, 2013, our proved undeveloped vertical locations in Upton, Midland and Martin Counties and our Other Operating Areas (which we define to mean to our properties in Andrews, Dawson, Howard, Gaines, Glasscock and Reagan Counties in the Midland Basin and Pecos County in the Delaware Basin) have average EURs of 269 MBoe (121 MBbls of oil, 420 MMcf of natural gas and 78 MBbls of NGLs), 185 MBoe (110 MBbls of oil, 214 MMcf of natural gas and 40 MBbls of NGLs), 119 MBoe (89 MBbls of oil, 84 MMcf of natural gas and 16 MBbls of NGLs) and 142 MBoe (89 MBbls of oil, 153 MMcf of natural gas and 28 MBbls of NGLs), respectively. These estimates assume average 30-day initial production rates of 173 Boe/d (78 Bbls/d of oil, 272 Mcf/d of natural gas and 50 Bbls/d of NGLs), 119 Boe/d (71 Bbls/d of oil, 138 Mcf/d of natural gas and 25 Bbls/d of NGLs), 76 Boe/d (57 Bbls/d of oil, 54 Mcf/d of natural gas and 10 Bbls/d of NGLs) and 79 Boe/d (49 Bbls/d of oil, 85 Mcf/d of natural gas and 16 Bbls/d of NGLs), respectively, which is consistent with the performance of our existing producing wells in these areas. We have no proved undeveloped locations on our Gaines County (Midland Basin) or Delaware Basin properties. To date, the average drilling and completion cost for the 308 vertical development wells we have drilled and placed on production in Upton, Midland and Martin Counties and our Other Operating Areas is $1.95 million, $1.95 million, $1.80 million and $1.80 million, respectively. The average 30-day initial production rate for all of the wells we drilled during the third quarter of 2013 was 168 Boe/d (comprised of 105 Bbls/d of oil and 378 Mcf/d of natural gas, which includes NGLs). Please see “—Recent Developments—Recent Well Results.”

The following table summarizes our acreage and technically identified drilling locations in the Permian Basin as of September 30, 2013:

	Net Acreage	Identified Drilling Locations(1)			Vertical Drilling Inventory (Years(4))
		Vertical(2)		Horizontal(3)
County		80-and 40-acre	20-acre
Upton	24,655	524	657	691	—
Midland	5,400	147	237	18	—
Martin	3,077	170	279	44	—
Other Operating Areas(5)	61,317	360	322	205	—

Total Permian Basin	94,449	1,201	1,495	958	19.0 years

(1)	We have estimated our drilling locations based on well spacing assumptions for the areas in which we operate and other criteria. The drilling locations on which we actually drill will depend on the availability of capital, regulatory approvals, commodity prices, costs, actual drilling results and other factors. Any drilling activities we are able to conduct on these identified locations may not be successful and may not result in our adding additional proved reserves to our existing proved reserves. See ‘‘Risk Factors—Our identified drilling locations are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.”
(2)	Our total identified vertical drilling locations include 475 vertical locations on 80- and 40- acre spacing associated with proved undeveloped reserves as of September 30, 2013. Of these 475 vertical locations, 169 are in Upton County, 90 are in Midland County, 138 are in Martin County and 78 are in our Other Operating Areas. The remaining 726 vertical drilling locations on 80- and 40-acre spacing and the 1,495 vertical drilling locations on 20-acre spacing were identified by our engineering and geoscience staff but as of yet have no associated proved reserves.
(3)	Our target horizontal location count implies 724’ to 870’ between well spacing which is equivalent to five to six wells per 640-acre section per prospective interval. The ultimate spacing may be less than these amounts, which would result in a higher location count, or greater than these amounts, which would result in a lower location count.
(4)	Based on spud to release times consistent with our 2013 drilling program and a continuous seven-rig vertical drilling program.
(5)	We have identified drilling locations on our acreage in Andrews, Dawson, Howard, Glasscock and Reagan Counties. We have not identified any drilling locations at this time on our substantial leasehold positions in the Delaware Basin and in Gaines County in the Midland Basin, due to our limited operating history in the area.

We believe the experience gained from our historical vertical drilling program and the information obtained from the results of extensive industry drilling across the Permian Basin have reduced the geological risk and uncertainty associated with drilling vertical wells on our acreage. Our horizontal drilling program is intended to further capture the upside potential that may exist on our properties and increase our well performance and recoveries as compared to drilling vertical wells alone.

As of September 30, 2013, our estimated proved oil and natural gas reserves were 33.8 MMBoe based on a reserve report prepared by NSAI, our independent reserve engineers. Our proved reserves are approximately 58% oil, 20% natural gas liquids, 22% natural gas and 56% proved developed.

The following table provides a summary of selected operating information for our properties in each of the basins within which we operate. All information is as of September 30, 2013 except as otherwise noted.

	Net Acreage	Estimated Total Proved Reserves(1)					Average Net Daily Production (Boe/d)(3)	R/P Ratio (Years)(4)
		Oil (MMBbls)	NGLs (MMBbls)	Natural Gas (Bcf)	Total (MMBoe)	% Liquids(2)
Midland Basin	72,149	19.485	6.780	45.276	33.811	77.7	6,370	14.5
Delaware Basin	22,300	—	—	—	—	—	—	—

Total	94,449	19.485	6.780	45.276	33.811	77.7	6,370	14.5

(1)	Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance.
(2)	Includes both oil and NGLs.
(3)	30 days ending September 30, 2013. Represents 3,484 Bbls/d of crude oil and 17,316 MMcf/d of natural gas, which includes NGLs. NGLs production and sales are included in our natural gas production and sales.
(4)	Represents the number of years proved reserves would last assuming production continued at the average rate for the 30 days ended September 30, 2013. Because production rates naturally decline over time, the R/P Ratio may not be a useful estimate of how long properties should economically produce.

Our Business Strategy

Our business strategy is to increase shareholder value through the following:

•

Grow reserves, production and cash flow by exploiting our liquids rich resource base. We intend to selectively develop our acreage base in an effort to maximize its value and resource potential. We intend to pursue drilling opportunities that offer competitive returns that we consider to be low risk based on production history and industry activity in the area, and repeatable as a result of well-defined geological structures over a large area. Through the conversion of our resource base to developed reserves, we will seek to increase our reserves, production and cash flow while generating favorable returns on invested capital. As of September 30, 2013, we have identified 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 potential horizontal drilling locations on our existing acreage, excluding our Gaines County (Midland Basin) and Delaware Basin acreage. As we expand our drilling program to our undeveloped Gaines County (Midland Basin) and Delaware Basin acreage, we expect to identify additional vertical and horizontal drilling locations on those properties.

•

Optimize our low risk vertical drilling program and capture potential horizontal development opportunities. Our large scale drilling program has historically focused on optimizing our vertical drilling and completion techniques across our Midland Basin acreage. We intend to continue drilling on 80-acre spacing to hold leases by production and to conduct infill drilling on 40-acre downspacing, which generally increases the recovery factor per section and enhances returns because infrastructure is typically in place. We believe opportunities for increased well density exist across our acreage base for both our horizontal and vertical drilling programs and that horizontal drilling may be economical in areas where vertical drilling is currently not economical or logistically viable. We intend to target multiple benches within the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales with horizontal wells and believe our horizontal drilling program may significantly increase our recoveries per section as compared to drilling vertical wells alone.

•

Improve operational and cost efficiency by maintaining control of our production. We currently operate approximately 99% of the wells in which we have an interest and intend to maintain operational control of substantially all of our producing properties. We believe that retaining control of our production will enable us to increase recovery rates, lower well costs, improve drilling performance and increase ultimate hydrocarbon recovery through optimization of our drilling and completion techniques. Our management team regularly evaluates our operating results against those of other operators in the area in an effort to improve our performance and implement best practices. We have reduced the average time from spud to rig release for our vertical Spraberry and Wolfberry wells from approximately 17 days during 2012 to approximately 15 days in the third quarter of 2013. Our average total depth of wells drilled in 2013 through September 30, 2013 was 11,082 feet. We have also reduced our total drilling, completion, and facilities costs from a peak average of $2.4 million per well in the first quarter of 2012 to an average of $2.2 million per well in the second quarter of 2013. This decrease was driven primarily by a reduction in hydraulic fracturing costs and efficiencies gained through economies of scale over this time period.

•

Pursue additional leasing and strategic acquisitions. We intend to focus primarily on increasing our acreage position through leasing in the Midland Basin, while selectively pursuing other acquisition opportunities that meet our strategic and financial objectives. Our acreage position extends through what we believe are multiple oil and natural gas producing stratigraphic horizons in the Midland Basin, which we refer to as the stacked pay core, and we believe we can economically and efficiently add and integrate additional acreage into our current operations. We have a proven history of acquiring leasehold positions in the Permian Basin that have substantial oil-weighted resource potential and believe our management team’s extensive experience operating in the Midland Basin provides us with a competitive advantage in identifying leasing opportunities and acquisition targets and evaluating resource potential.

•

Maintain financial flexibility. We intend to maintain a conservative financial position to allow us to develop our drilling, exploitation and exploration activities and maximize the present value of our oil-weighted resource potential. We intend to fund our growth with cash flow from operations, liquidity under our revolver and access to capital markets over time. After giving effect to this offering and the use of the proceeds therefrom, we will have $         million of liquidity, with $         million of cash and cash equivalents and $         million of available borrowing capacity under our revolving credit facility of $750 million that had a borrowing base of $227.5 million as of February 7, 2014. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to hedge approximately 50% to 60% of our expected oil production on a rolling 24 to 36 month basis, reducing our exposure to downside commodity price fluctuations and enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Our Strengths

We believe that the following strengths will help us achieve our business goals:

•

Liquids rich, multi-year vertical drilling inventory in the core of one of North America’s leading oil resource plays. All of our leasehold acreage is located in one of the most prolific resource plays in North America, the Permian Basin in West Texas. The majority of our current properties in the Midland Basin are positioned in what we believe to be the stacked pay core of the Spraberry and Wolfberry Trends. We have identified a multi-year inventory of potential drilling locations for our oil-weighted reserves that we believe provides attractive growth and return opportunities. We view our identified vertical drilling inventory in the Midland Basin as substantially “de-risked” based on our extensive drilling and production history in the area and well-established industry activity surrounding our acreage. As of September 30, 2013, our estimated net proved reserves consisted of approximately 58% oil, 20% natural gas liquids and 22% natural gas.

•

Extensive horizontal development potential. We believe there are a significant number of horizontal locations on our acreage that will allow us to target the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales. In addition, based on our analysis of data acquired through our vertical drilling program and the activities of offset operators, we believe that multiple benches contained within our acreage may have significant resource potential, which could substantially increase the ultimate hydrocarbon recovery of each surface acre we have under leasehold. Excluding our Gaines County and

Delaware Basin acreage, we had 958 identified potential horizontal drilling locations as of September 30, 2013. During 2013, we spud our first horizontal well in the Wolfcamp B interval across North Upton and Southern Midland Counties and plan to ramp up to three horizontal rigs throughout 2014. We currently expect to drill 21 additional gross (15 net) horizontal wells during 2014. As we continue to expand our vertical drilling program to our undeveloped acreage in Gaines County and the Delaware Basin, we expect to identify additional horizontal drilling locations.

•

Incentivized management team with substantial technical and operational expertise. Our management team has a proven track record of executing on multi-rig development drilling programs and extensive experience in the Spraberry and Wolfberry Trends of the Permian Basin. Our chief executive officer, Bryan Sheffield, is a third generation oil and gas executive, and our management team has previous experience at Parker and Parsley Petroleum Company (“Parker and Parsley”), Concho Resources (“Concho”) and Pioneer Natural Resources (“Pioneer”). We have also assembled a technical team that includes six petroleum engineers and two geologists, which we believe will be of strategic importance as we continue to expand our future exploration and development plans. After giving effect to this offering, our management team will hold approximately     % of our ownership interest and will be our largest shareholder group. We believe our management team’s significant ownership interest provides meaningful incentive to increase the value of our business for the benefit of all shareholders.

•

Operating control over approximately 99% of our production. As of September 30, 2013, we operated approximately 99% of the wells in which we have an interest. We believe that maintaining control of our production enables us to dictate the pace of development and better manage the cost, type and timing of exploration, exploitation and development activities. Our leasehold position is comprised primarily of properties that we operate and, excluding our Gaines County (Midland Basin) and Delaware Basin acreage, includes an estimated 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 potential horizontal drilling locations.

•

Conservative balance sheet. We expect to maintain financial flexibility that will allow us to develop our drilling activities and selectively pursue acquisitions. After consummation of the transactions contemplated by this prospectus, we expect to have $         million in debt outstanding under our revolving credit facility and $         million of available borrowing capacity. We believe this borrowing capacity, along with our cash flow from operations, will provide us with sufficient liquidity to execute on our current capital program.

Recent Developments

June 2013 Investment

In June 2013, Natural Gas Partners, through NGP X US Holdings, L.P. (collectively “NGP”), and other investors, including all of our executive officers (the “PSP Members”), provided $73.5 million in exchange for equity interests in Parsley LLC that will convert into shares of our Class A common stock in connection with this offering and that are entitled to a 9.5% return on their invested capital (the “Preferred Return”). We intend to use a portion of the proceeds of this offering to make a cash payment in settlement of the Preferred Return. As of February 7, 2014, the cash payment accrued with respect to the Preferred Return was approximately $4.5 million, of which 88.4% relates to NGP’s investment and the remainder to the PSP Members’ investment.

Founded in 1988, NGP is a family of energy-focused private equity funds with over $10 billion in aggregate committed capital under management since inception. After giving effect to this offering, NGP, through its investment vehicle NGP Parsley Holdings LLC (“NGP Parsley Holdings”), will hold approximately     % of our Class A common stock.

Recent Acquisitions

Effective October 1, 2013, we completed a purchase and sale transaction with Chevron Midcontinent, LP pursuant to which we acquired 5,818 gross (5,330 net) acres primarily in Upton and Reagan Counties, 39 gross (37 net) wells producing 177 gross (130 net) Boe/d, 291 gross (267 net) identified vertical drilling locations, and 21 gross (19 net) identified horizontal drilling locations for total consideration of $18.0 million.

On December 13, 2013, we completed a purchase and sale transaction with, among others, Hannathon Petroleum, LLC, pursuant to which we acquired 3,250 gross (2,595 net) acres in Upton and Reagan Counties, seven gross (six net) wells producing 500 gross (300 net) Boe/d, 74 gross (59 net) identified vertical drilling locations, and 21 gross (17 net) identified horizontal drilling locations for total consideration of approximately $32.3 million.

On December 30, 2013, we completed a purchase and sale transaction with, among others, Merit Energy Partners I, L.P. (the “Merit Acquisition”), pursuant to which we acquired non-operated working interests in a number of wells which we currently operate for total consideration of approximately $79.3 million. The transaction does not increase our gross acreage position, but increases our net acreage by 637 acres in Upton County. The transaction includes net production of 900 Boe/d, 18 net identified vertical drilling locations, and 19.5 net identified horizontal drilling locations.

Recent Well Results

The following table provides a summary of all wells completed during the third quarter of 2013 that have sufficient production data:

Well Count	30-Day Average IP Rate (Boe/d)		90-Day Average Cumulative Production (Boe)	Average Total Depth (feet)	Counties
24	168	(1)	11,790	11,635	Dawson, Glasscock, Martin, Midland, Reagan, Upton

(1)	Consisting of 105 Bbls/d of oil and 378 Mcf/d of natural gas. NGLs production and sales are included in our natural gas production and sales.

Credit Facilities

On October 21, 2013, we entered into (i) an amended and restated first lien revolving credit facility with Wells Fargo Bank, National Association, as administrative agent, and a syndicate of lenders with a maximum revolving line of credit of $750 million and a sublimit for letters of credit of $2.5 million and (ii) an amended and restated second lien credit facility with Chambers Energy Management, LP, as administrative agent, and a syndicate of lenders providing for $200 million in aggregate principal amount of term loans. The second lien credit facility was repaid in full and terminated in connection with our February 2014 senior unsecured notes offering, as discussed below. We intend to use a portion of the net proceeds from this offering to reduce amounts drawn under our revolving credit facility, approximately $90.3 million of which was outstanding as of February 7, 2014. Please see “Use of Proceeds.” In connection with the issuance of $400 million of senior unsecured notes on February 5, 2014, as described below, the borrowing base under our revolving credit facility was automatically decreased by $52.5 million to $227.5 million.

Senior Unsecured Notes

On February 5, 2014, Parsley LLC and Parsley Finance Corp. issued $400 million of 7.5% senior unsecured notes due February 15, 2022. Interest is payable on the notes semi-annually in arrears on each February 15 and August 15, commencing August 15, 2014. These notes are guaranteed on a senior unsecured basis by all of our subsidiaries, other than Parsley LLC and Parsley Finance Corp. The issuance of these notes resulted in net proceeds, after discounts and offering expenses, of approximately $391 million, $198.5 million of which was used to repay all outstanding borrowings under our second lien credit facility and $174.8 million of which was used to repay amounts outstanding under our revolving credit facility.

Corporate Reorganization

Parsley Inc. was incorporated by Parsley LLC as a Delaware corporation in December 2013. Following this offering and the transactions related thereto, Parsley Inc. will be a holding company whose sole material asset will consist of a membership interest in Parsley LLC. Parsley LLC owns all of the outstanding equity interests in Parsley Energy, L.P. (“Parsley LP”), Parsley Energy Management, LLC (“PEM”) and Parsley Energy Operations, LLC (“PEO”), the operating subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, Parsley Inc. will be the sole managing member of Parsley LLC and will be responsible for all operational, management and administrative decisions relating to Parsley LLC’s business and will consolidate the financial results of Parsley LLC and its subsidiaries. The Limited Liability Company Agreement of Parsley LLC will be amended and restated as the First Amended and Restated Limited Liability Company Agreement of Parsley LLC (the “Parsley Energy LLC Agreement”) to, among other things, admit Parsley Inc. as the sole managing member of Parsley LLC.

In connection with this offering, (a) all of the membership interests in Parsley LLC held by its existing owners, including NGP and all of our executive officers (the “Existing Owners”), will be converted into a single class of units in Parsley LLC, which we refer to in this prospectus as “PE Units,” (b) certain of the Existing Owners, including NGP, will contribute all of their PE Units to Parsley Inc. in exchange for an equal number of shares of Class A common stock, (c) certain of the Existing Owners, including our executive officers, will contribute only a portion of their PE Units to Parsley Inc. in exchange for an equal number of shares of Class A common stock and will continue to own a portion of the PE Units following this offering, (d) Parsley Inc. will contribute                  shares of its Class B common stock and $         million in cash to Parsley LLC in exchange for                  PE Units, and (e) Parsley LLC will distribute to each of the Existing Owners that will continue to own PE Units following this offering (collectively, the “PE Unit Holders”), one share of Class B common stock for each PE Unit such PE Unit Holder holds. After giving effect to these transactions and the offering contemplated by this prospectus, Parsley Inc. will own an approximate     % interest in Parsley LLC (or     % if the underwriters’ option to purchase additional shares is exercised in full) and the PE Unit Holders will own an approximate     % interest in Parsley LLC (or     % if the underwriters’ option to purchase additional shares is exercised in full). Please see “Principal and Selling Shareholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

The PE Unit Holders will have the right to exchange (the “Exchange Right”) all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at our or Parsley LLC’s election (the “Cash Option”)) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged as described under “Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement.” In addition, the PE Unit Holders and NGP will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will enter into a Tax Receivable Agreement with Parsley LLC and the PE Unit Holders. This agreement generally provides for the payment by Parsley Inc. to an exchanging PE Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units and shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Inc. will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	Includes all of our executive officers and NGP. See “Corporate Reorganization—Existing Owners Ownership” on page 129.
(2)	Spraberry Production Services, LLC is not consolidated in our financial statements.

Our Principal Shareholders

Upon completion of this offering, the Existing Owners will initially own                 shares of Class A common stock,                  PE Units and                  shares of Class B common stock, representing approximately     % of the voting power of Parsley Inc. For more information on our reorganization and the ownership of our common stock by our principal and selling shareholders, see “Corporate Reorganization” and “Principal and Selling Shareholders.”

Risk Factors

Investing in our Class A common stock involves risks that include the speculative nature of oil and natural gas exploration, competition, volatile oil and natural gas prices and other material factors. You should read carefully the section of this prospectus entitled “Risk Factors” beginning on page 21 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment:

•

Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

•	Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

•

Our exploitation, development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our reserves.

•

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•	Our producing properties are located in the Permian Basin of West Texas, making us vulnerable to risks associated with operating in one major geographic area.

•	Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

•

We depend upon several significant purchasers for the sale of most of our oil and natural gas production. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce.

•

We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

•	We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

•

We are subject to complex federal, state, local and other laws and regulations related to environmental, health, and safety issues that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

•

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

For a discussion of other considerations that could negatively affect us, see “Risk Factors” beginning on page 21 and “Cautionary Note Regarding Forward-Looking Statements” on page 46 of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Related to the Offering and our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies” on page 45 of this prospectus.

Our Offices

Our principal executive offices are located at 500 West Texas Ave., Tower I, Suite 200, Midland, Texas, 79701 and our telephone number at that address is (432) 818-2100. Our website address is www.parsleyenergy.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Class A common stock offered by us	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Class A common stock offered by the selling shareholders	shares.

Total Class A common stock offered	shares.

Class A common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Class A common stock owned by the selling shareholders after this offering	shares.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock.

Class B common stock to be outstanding immediately after completion of this offering	shares, or one share for each PE Unit held by the PE Unit Holders immediately following this offering. Class B shares are non-economic. When a PE Unit is exchanged for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.

Voting Power of Class A common stock after giving effect to this offering	% or (or 100% if all outstanding PE Units held by the PE Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting Power of Class B common stock after giving effect to this offering	% or (or 0% if all outstanding PE Units held by the PE Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million (assuming no exercise of the underwriters’ option to purchase additional shares).

We intend to contribute the $ million of net proceeds to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $ million to make a cash payment in settlement of the Preferred Return, (ii) $ million to reduce amounts drawn under Parsley LLC’s revolving credit facility and (iii) any remaining net proceeds to fund a portion of our exploration and development program. Please see “Use of Proceeds.”

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders.

Exchange rights of PE Unit Holders	Under the Parsley Energy LLC Agreement, PE Unit Holders may exchange their PE Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) or the Cash Option.

Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock. In addition, our revolving credit facility places restrictions on our ability to pay cash dividends. See “Dividend Policy.”

Directed Share Program	The underwriters have reserved for sale at the initial public offering price up to % of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting” beginning on page 149.

Listing and trading symbol	We intend to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “PE”.

Risk Factors	You should carefully read and consider the information beginning on page 21 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include shares of Class A common stock reserved for issuance pursuant to our equity incentive plan.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

Parsley Inc. was formed in December 2013 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial data of our accounting predecessor, Parsley LLC and its predecessors, for the periods and as of the dates presented. Parsley LLC was formed on June 11, 2013. Concurrent with the formation of Parsley LLC, all of the interest holders in Parsley Energy, L.P., Parsley Energy Management, LLC and Parsley Energy Operations, LLC exchanged their interests in each such entity for common units in Parsley LLC (the “Exchange”). The Exchange was treated as a reorganization of entities under common control. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Condition and Results of Operations,” our future results of operations will not be comparable to the historical results of our predecessor.

The summary historical consolidated financial data as of and for the years ended December 31, 2011 and 2012 were derived from the audited historical consolidated and combined financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical interim consolidated financial data as of and for the nine months ended September 30, 2012 and 2013 were derived from the unaudited interim condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary unaudited historical consolidated interim financial data has been prepared on a consistent basis with the audited consolidated financial statements of Parsley LLC. In the opinion of management, such summary unaudited historical consolidated interim financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year because of the impact of fluctuations in prices received from oil and natural gas, natural production declines, the uncertainty of exploration and development drilling results and other factors.

The summary unaudited pro forma consolidated statements of operations data for the nine months ended September 30, 2013 and for the year ended December 31, 2012 has been prepared to give pro forma effect to (i) the reorganization transactions described under “Corporate Reorganization” (ii) the Merit Acquisition, (iii) the repayment and termination of our second lien credit facility and the repayment of amounts drawn under our revolving credit facility and (iv) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2012. The summary unaudited pro forma consolidated balance sheet data as of September 30, 2013 has been prepared to give pro forma effect to these transactions as if they had been completed as of September 30, 2013. The summary unaudited pro forma consolidated statements of operations data for the year ended December 31, 2012 and for the nine months ended September 30, 2013 have been prepared to give pro forma effect to these transactions as if they had been completed on January 1, 2012. The summary unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” the historical consolidated financial statements of our predecessor and the pro forma consolidated financial statements of Parsley Inc. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

	Year Ended December 31,		Nine Months Ended, September 30,		Parsley Energy, Inc.
					Pro Forma
					Year Ended December 31,	Nine Months Ended September 30,
	2011	2012	2012	2013	2012	2013
			(Unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Oil sales	$8,702	$30,443	$19,611	$65,308	$	$
Natural gas and natural gas liquids sales	2,132	7,236	4,165	14,963

Total revenues	10,834	37,679	23,776	80,271

Operating expenses:
Lease operating expenses	1,446	4,646	2,647	10,265
Production and ad valorem taxes	610	2,412	1,626	4,221
Depreciation, depletion and amortization	1,247	6,406	4,804	16,038
General and administrative expenses	1,357	3,629	2,052	7,832
Accretion of asset retirement obligations	32	66	46	109

Total operating expenses	4,692	17,159	11,175	38,465
Gain on sales of oil and natural gas properties	6,638	7,819	7,467	36

Operating income	12,780	28,339	20,068	41,842
Other income (expense):
Interest expense, net	(458)	(6,285)	(3,615)	(9,216)
Prepayment premium on extinguishment of debt	—	(6,597)	—	—
Income of equity investment	136	267	122	291
Derivative loss	(255)	(2,190)	(649)	(8,339)
Other income (expense)	(267)	(81)	(76)	69

Total other income (expense), net	(844)	(14,886)	(4,218)	(17,195)

Income before income taxes	11,936	13,453	15,850	24,647
Income tax expense	(116)	(554)	(417)	(1,040)

Consolidated net income(1)	11,820	12,899	15,433	23,607

Less: net income attributable to noncontrolling interest	—	—	—	—

Net income attributable to stockholders	$11,820	$12,899	$15,433	$23,607	$	$

	Year Ended December 31,		Nine Months Ended, September 30,		Parsley Energy, Inc.
					Pro Forma
					Year Ended December 31,	Nine Months Ended September 30,
	2011	2012	2012	2013	2012	2013
			(Unaudited)
	(in thousands, except per share data)
Net income (loss) per common share:
Basic					$	$
Diluted					$	$
Weighted average common shares outstanding:
Basic
Diluted
Consolidated Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	$16,031	$5,025	$14,976	$31,343
Investing activities	(15,654)	(89,539)	(61,539)	(190,782)
Financing activities	19,729	74,245	31,313	164,580
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$23,942	$13,673	$8,692	$18,814	$	$
Total assets	64,478	181,239	145,484	409,049
Total debt	26,118	119,663	59,914	214,781
Total mezzanine equity	—	—	—	75,397
Total members’ equity	9,053	6,017	23,550	27,499
Other Financial Data:
Adjusted EBITDA(2)	$7,265	$26,281	$17,007	$53,559	$	$

(1)	Parsley Inc. is a subchapter C corporation (“C-corp”) under the Internal Revenue Code of 1986, as amended, and is subject to federal and State of Texas income taxes. Our predecessor, Parsley LLC was not subject to income taxes. As a result, the consolidated net income in our historical financial statements does not reflect the tax expense we would have incurred as a C-corp during such periods. However, our pro forma financial data gives effect to income taxes, at an effective tax rate of 36%, on the earnings of our predecessor as if it had been subject to federal and state income taxes as a C-corp for the year ended December 31, 2012 and the nine-month period ending September 30, 2013.
(2)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted EBITDA is not a measure of net income as determined by United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income before depreciation, depletion and amortization, gain (loss) on sales of oil and natural gas properties, asset retirement obligation accretion expense, interest expense, income tax, prepayment premium on extinguishment of debt, gain (loss) on derivative instruments, net cash receipts (payments) on settled derivative instruments and premiums (paid) received on options that settled during the period.

Management believes Adjusted EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measure of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income for each of the periods indicated.

	Year Ended December 31,		Nine Months Ended, September 30,		Parsley Energy, Inc.
					Pro Forma
					Year Ended December 31,	Nine Months Ended September 30,
	2011	2012	2012	2013	2012	2013
			(Unaudited)
Adjusted EBITDA reconciliation to net income (in thousands):
Net income	$11,820	$12,899	$15,433	$23,607	$	$
Depreciation, depletion and amortization	1,247	6,406	4,804	16,038
Gain on sales of oil and natural gas properties	(6,638)	(7,819)	(7,467)	(36)
Asset retirement obligation accretion expense	32	66	46	109
Interest expense, net	458	6,285	3,615	9,216
Income tax	116	554	417	1,040
Prepayment premium on extinguishment of debt	—	6,597	—	—
Derivative loss	255	2,190	649	8,339
Net cash receipts (payments) on settled derivative instruments	78	179	115	(147)
Premiums (paid) received on options that settled during the period	(103)	(1,076)	(605)	(4,607)

Adjusted EBITDA	$7,265	$26,281	$17,007	$53,559	$	$

Summary Historical Reserve Data

The following tables present summary data with respect to our estimated net proved oil and natural gas reserves and operating data as of the dates presented.

The reserve estimates attributable to our properties at September 30, 2013 presented in the table below are based on a reserve report prepared by NSAI, our independent reserve engineers. The NSAI Report was prepared in accordance with current SEC rules and regulations regarding oil and natural gas reserve reporting. The following tables also contain summary unaudited information regarding production and sales of oil and natural gas with respect to such properties.

In evaluating the material presented below, please read “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business—Oil and Natural Gas Data—Proved Reserves,” “Business—Oil and Natural Gas Production Prices and Production Costs—Production and Price History” and our consolidated financial statements and notes thereto.

September 30, 2013(1)
Proved Reserves
Oil (MBbls)	19,485
Natural gas (MMcf)	45,276
NGLs (MBbls)	6,780
Total proved reserves (MBoe)(2)	33,811
Proved Developed Reserves
Oil (MBbls)	10,817
Natural gas (MMcf)	25,553
NGLs (MBbls)	3,882
Total proved developed (MBoe)(2)	18,958
Proved developed reserves as a percentage of total proved reserves	56%
Proved Undeveloped Reserves
Oil (MBbls)	8,668
Natural gas (MMcf)	19,723
NGLs (MBbls) (MBoe)(2)	2,899
Total proved undeveloped reserves	14,854
Oil and Natural Gas Prices
Oil—NYMEX–WTI per Bbl	$90.72
Natural gas—NYMEX–Henry Hub per MMBtu	$3.31

(1)	Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Summary Historical Operating Data

	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Production and operating data:
Net production volumes:
Oil (MBbls)	94	356	219	701
Natural gas and natural gas liquids (MMcf)	304	1,493	918	3,233
Total (MBoe)(1)	145	604	372	1,240
Average net production (Boe/d)	397	1,652	1,358	4,541
Average sales prices(2):
Oil sales, without realized derivatives (per Bbl)	$92.43	$85.60	$89.51	$93.17
Oil sales, with realized derivatives (per Bbl)	$92.17	$83.08	$87.27	$86.39
Natural gas and natural gas liquids (per Mcf)	$7.02	$4.85	$4.54	$4.63
Average price per BOE, without realized derivatives	$74.84	$62.33	$63.91	$64.75
Average price per BOE, with realized derivatives	$74.67	$60.85	$62.59	$60.91
Average unit costs per Boe:
Lease operating expenses	$9.99	$7.69	$7.11	$8.28
Production and ad valorem taxes	$4.21	$3.99	$4.37	$3.40
Depreciation, depletion and amortization	$8.61	$10.60	$12.91	$12.94
General and administrative expenses	$9.37	$6.00	$5.52	$6.32
Accretion of asset retirement obligations	$0.22	$0.11	$0.12	$0.09

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.
(2)	Average prices shown in the table reflect prices both before and after the effects of our realized commodity hedging transactions. Our calculation of such effects includes both realized gains or losses on cash settlements for commodity derivative transactions and premiums paid or received on options that settled during the period.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Oil and Natural Gas Industry and Our Business

Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we receive for our oil and natural gas production heavily influence our revenue, profitability, access to capital and future rate of growth. Natural gas, NGLs and oil are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the commodities market has been volatile. This market will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

•	worldwide and regional economic conditions impacting the global supply and demand for natural gas, NGLs and oil;

•	the price and quantity of foreign imports;

•	political conditions in or affecting other producing countries, including conflicts in the Middle East, Africa, South America and Russia;

•	the level of global exploration and production;

•	the level of global inventories;

•	prevailing prices on local price indexes in the areas in which we operate;

•	the proximity, capacity, cost and availability of gathering and transportation facilities;

•	localized and global supply and demand fundamentals and transportation availability;

•	weather conditions;

•	technological advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	domestic, local and foreign governmental regulation and taxes.

Furthermore, the worldwide financial and credit crisis in recent years has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide resulting in a slowdown in economic activity and recession in parts of the world. This has reduced worldwide demand for energy and resulted in lower natural gas, NGLs and oil prices.

Lower commodity prices will reduce our cash flows and borrowing ability. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our reserves as existing reserves are depleted. Lower commodity prices may also reduce the amount of natural gas, NGLs and oil that we can produce economically.

If commodity prices further decrease, a significant portion of our exploitation, development and exploration projects could become uneconomic. This may result in our having to make significant downward adjustments to our estimated proved reserves. As a result, a substantial or extended decline in commodity prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

We have acquired significant amounts of unproved property in order to further our development efforts and expect to continue to undertake acquisitions in the future. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We acquire unproved properties and lease undeveloped acreage that we believe will enhance our growth potential and increase our results of operations over time. However, we cannot assure you that all prospects will be economically viable or that we will not abandon our investments. Additionally, we cannot assure you that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Properties we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties that we acquire or obtain protection from sellers against such liabilities.

Acquiring oil and natural gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of the property. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

Our exploitation, development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures for the exploitation, development and acquisition of oil and natural gas reserves. We expect to fund 2014 capital expenditures with cash generated by operations, the proceeds of this offering, borrowings under our revolving credit facility and possibly through asset sales or capital market transactions. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, oil and natural gas prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A reduction in commodity prices from current levels may result in a decrease in our actual capital expenditures, which would negatively impact our ability to grow production. We intend to finance our future capital expenditures primarily through cash flow from operations and through borrowings under our revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of hydrocarbons we are able to produce from existing wells;

•	the prices at which our production is sold;

•	our ability to acquire, locate and produce new reserves; and

•	our ability to borrow under our credit facility.

If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations and growth at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations or available borrowings under our revolving credit facility are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties, which in turn could lead to a decline in our reserves and production, and would adversely affect our business, financial condition and results of operations.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future financial condition and results of operations will depend on the success of our exploitation, development and acquisition activities, which are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil and natural gas production.

Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see “—Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.” In addition, our cost of drilling, completing and operating wells is often uncertain before drilling commences.

Further, many factors may curtail, delay or cancel our scheduled drilling projects, including the following:

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delays imposed by or resulting from compliance with regulatory requirements including limitations resulting from wastewater disposal, discharge of greenhouse gases, and limitations on hydraulic fracturing;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel or in obtaining water for hydraulic fracturing activities;

•	equipment failures or accidents;

•	lack of available gathering facilities or delays in construction of gathering facilities;

•	lack of available capacity on interconnecting transmission pipelines;

•	adverse weather conditions, such as blizzards, tornados and ice storms;

•	issues related to compliance with environmental regulations;

•

environmental hazards, such as oil and natural gas leaks, oil spills, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

•	declines in oil and natural gas prices;

•	limited availability of financing at acceptable terms;

•	title problems or legal disputes regarding leasehold rights; and

•	limitations in the market for oil and natural gas.

Our identified drilling locations are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.

Our management team has specifically identified and scheduled certain drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. Because of these uncertain factors, we do not know if the numerous potential well locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other potential locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the potential locations are obtained, the leases for such acreage will expire. As such, our actual drilling activities may materially differ from those presently identified.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations, including our $750 million revolving credit facility and our senior unsecured notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Our credit facility and the indenture governing our senior unsecured notes currently restrict our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

In addition, we will require significant additional capital over a prolonged period in order to pursue the development of these locations, and we may not be able to raise or generate the capital required to do so. Any drilling activities we are able to conduct on these potential locations may not be successful or result in our ability to add additional proved reserves to our overall proved reserves or may result in a downward revision of our estimated proved reserves, which could have a material adverse effect on our future business and results of operations.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

Our revolving credit facility and the indenture governing our senior unsecured notes contain a number of significant covenants, including restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness;

•	sell assets;

•	make loans to others;

•	make investments;

•	enter into mergers;

•	make certain payments;

•	hedge future production or interest rates;

•	incur liens; and

•	engage in certain other transactions without the prior consent of the lenders.

In addition, our revolving credit facility requires us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios. These restrictions may also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our credit facilities impose on us.

Our revolving credit facility limits the amount we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, determine on a semi-annual basis based upon projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under our revolving credit facility. Any increase in the borrowing base requires the consent of the lenders holding 100% of the commitments. If the requisite number of lenders do not agree to a proposed borrowing base, then the borrowing base will be the highest borrowing base acceptable to such lenders. Outstanding borrowings in excess of the borrowing base must be repaid.

A breach of any covenant in our revolving credit facility would result in a default under the applicable agreement after any applicable grace periods. A default, if not waived, could result in acceleration of the indebtedness outstanding under the relevant facility and in a default with respect to, and an acceleration of, the indebtedness outstanding under other debt agreements. The accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Our derivative activities could result in financial losses or could reduce our earnings.

To achieve more predictable cash flows and reduce our exposure to adverse fluctuations in the prices of oil, we enter into commodity derivative contracts for a significant portion of our production, primarily consisting of put spreads and three-way collars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Properties—Sources of Our Revenues—Realized Prices on the Sale of Oil, Natural Gas and NGLs.” Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

Derivative instruments also expose us to the risk of financial loss in some circumstances, including when:

•	production is less than the volume covered by the derivative instruments;

•	the counterparty to the derivative instrument defaults on its contractual obligations;

•	there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or

•	there are issues with regard to legal enforceability of such instruments.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced which could limit our ability to make future capital expenditures and make payments on our indebtedness, and which could also limit the size of our borrowing base. Future collateral requirements will depend on arrangements with our counterparties, highly volatile oil and natural gas prices and interest rates. In addition, derivative arrangements could limit the benefit we would receive from increases in the prices for oil and natural gas, which could also have an adverse effect on our financial condition.

Our commodity derivative contracts expose us to risk of financial loss if a counterparty fails to perform under a contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the contract and we may not be able to realize the benefit of the contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions.

During periods of declining commodity prices, our derivative contract receivable positions generally increase, which increases our counterparty credit exposure. If the creditworthiness of our counterparties deteriorates and results in their nonperformance, we could incur a significant loss with respect to our commodity derivative contracts.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves.

In order to prepare reserve estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, we may adjust reserve estimates to reflect production history, results of exploration and development, existing commodity prices and other factors, many of which are beyond our control.

You should not assume that the present value of future net revenues from our reserves is the current market value of our estimated reserves. We generally base the estimated discounted future net cash flows from reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Approximately 80% of our net leasehold acreage is undeveloped, and that acreage may not ultimately be developed or become commercially productive, which could cause us to lose rights under our leases as well as have a material adverse effect on our oil and natural gas reserves and future production and, therefore, our future cash flow and income.

Approximately 80% of our net leasehold acreage is undeveloped, or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. Unless production is established on the undeveloped acreage covered by our leases, such leases will expire. Our future oil and natural gas reserves and production and, therefore, our future cash flow and income are highly dependent on successfully developing our undeveloped leasehold acreage.

Our producing properties are located in the Permian Basin of West Texas, making us vulnerable to risks associated with operating in one major geographic area.

All of our producing properties are geographically concentrated in the Permian Basin of West Texas. At September 30, 2013, all of our total estimated proved reserves were attributable to properties located in this area. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, water shortages or other drought related conditions or interruption of the processing or transportation of oil, natural gas or NGLs.

The marketability of our production is dependent upon transportation and other facilities, certain of which we do not control. If these facilities are unavailable, our operations could be interrupted and our revenues reduced.

The marketing of oil, NGLs and gas production depends in large part on the availability, proximity and capacity of pipelines and storage facilities, gas gathering systems and other transportation, processing and refining facilities, as well as the existence of adequate markets. If there is insufficient capacity available on these systems, or if these systems are unavailable to us, the price offered for our production could be significantly depressed, or we could be forced to shut in some production or delay or discontinue drilling plans and commercial production following a discovery of hydrocarbons while we construct our own facility. We also rely (and expect to rely in the future) on facilities developed and owned by third parties in order to store, process, transport and sell our oil, NGLs and gas production. Our plans to develop and sell our oil and gas reserves could be materially and adversely affected by the inability or unwillingness of third parties to provide sufficient transportation, storage or processing facilities to us, especially in areas of planned expansion where such facilities do not currently exist.

Extreme weather conditions could adversely affect our ability to conduct drilling activities in the areas where we operate.

Our exploration, exploitation and development activities and equipment could be adversely affected by extreme weather conditions, such as winter storms, which may cause a loss of production from temporary cessation of activity or lost or damaged facilities and equipment. For example, recent severe winter weather and the resulting extensive power outages caused our production in November to decline significantly from the prior month. Such extreme weather conditions could also impact other areas of our operations, including access to our drilling and production facilities for routine operations, maintenance and repairs and the availability of, and our access to, necessary third-party services, such as gathering, processing, compression and transportation services. These constraints and the resulting shortages or high costs could delay or temporarily halt our operations and materially increase our operation and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses as a result of title defects in the properties in which we invest.

It is our practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest at the time of acquisition. Rather, we rely upon the judgment of lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition.

While we do typically obtain title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease and the right to produce all or a portion of the minerals under the property.

The development of our estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced.

At September 30, 2013, 44% of our total estimated proved reserves were classified as proved undeveloped. Our approximately 14,854 MBoe of estimated proved undeveloped reserves will require an estimated $308.5 million of development capital over the next five years. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the PV-10 value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our proved undeveloped reserves as unproved reserves.

SEC rules could limit our ability to book additional proved undeveloped reserves (PUDs) in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they related to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional proved undeveloped reserves as we pursue our drilling program. Moreover, we may be required to write down our proved undeveloped reserves if we do not drill those wells within the required five-year timeframe.

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value for a significant period of time, we will be required to take write-downs of the carrying values of our properties.

Accounting rules require that we periodically review the carrying value of our properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our properties. A writedown constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless we conduct successful ongoing exploitation, development and exploration activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be adversely affected.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon several significant purchasers for the sale of most of our oil and natural gas production. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce.

The availability of a ready market for any oil and/or natural gas we produce depends on numerous factors beyond the control of our management, including but not limited to the extent of domestic production and imports of oil, the proximity and capacity of pipelines, the availability of skilled labor, materials and equipment, —the effect of state and federal regulation of oil and natural gas production and federal regulation of oil and gas sold in interstate commerce. In addition, we depend upon several significant purchasers for the sale of most of our oil and natural gas production. See “Business—Operations—Marketing and Customers.” We cannot assure you that we will continue to have ready access to suitable markets for our future oil and natural gas production.

We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations.

Our exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas. Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Properties that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Properties that we decide to drill that do not yield oil or natural gas in commercially viable quantities will adversely affect our results of operations and financial condition. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Further, our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failure or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental or contractual requirements; and

•	increase in the cost of, shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

In the future we may make acquisitions of producing properties or businesses that complement or expand our current business. The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices and their applicable differentials;

•	operating costs; and

•	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain and we may not be able to identify attractive acquisition opportunities. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms.

The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

In addition, our revolving credit facility and the indenture governing our senior unsecured notes impose certain limitations on our ability to enter into mergers or combination transactions. Our revolving credit facility and the indenture governing our senior unsecured notes also limit our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions.

We are subject to complex U.S. federal, state, local and other laws and regulations related to environmental, health, and safety issues that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

Our oil and natural gas exploration and production operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment and thus, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. Failure to comply with laws and regulations applicable to our operations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on our business, financial condition, and results of operations.

Our operations are also subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated drilling activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (“EPA”), and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve taking difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons, or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected. See “Business—Regulation of the Oil and Natural Gas Industry” for a further description of the laws and regulations that affect us.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans within our budget and on a timely basis.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling and workover rigs, pipe and other equipment as demand for rigs and equipment has increased along with the number of wells being drilled. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. Such shortages could delay or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.

Should we fail to comply with all applicable regulatory agency administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines.

Under the Domenici-Barton Energy Policy Act of 2005, the Federal Regulatory Commission (“FERC”) has civil penalty authority under the Natural Gas Act of 1938 (the “NGA”) to impose penalties for current violations of up to $1 million per day for each violation and disgorgement of profits associated with any violation. While our operations have not been regulated by FERC as a natural gas company under the NGA, FERC has adopted regulations that may subject certain of our otherwise non-FERC jurisdictional facilities to FERC annual reporting requirements. We also must comply with the anti-market manipulation rules enforced by FERC. Additional rules and legislation pertaining to those and other matters may be considered or adopted by FERC from time to time. Additionally, the Federal Trade Commission has regulations intended to prohibit market manipulation in the petroleum industry with authority to fine violators of the regulations civil penalties of up to $1 million per day. Failure to comply with those regulations in the future could subject us to civil penalty liability, as described in “Business—Regulation of the Oil and Natural Gas Industry.”

Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that we produce while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish Prevention of Significant Deterioration (“PSD”), construction and Title V operating permit reviews for certain large stationary sources that are potential major sources of GHG emissions. As part of these efforts, the EPA issued a final rule (the “Tailoring Rule”), effective January 1, 2011, that established emissions thresholds such that only these large stationary sources are subject to GHG permitting. On July 12, 2012, the EPA issued a final rule that retained the previously established thresholds, but those thresholds could be adjusted downward in the future. Despite numerous legal challenges to the EPA’s authority to regulate GHGs, federal courts have affirmed that the EPA does have the authority to regulate GHG emissions under the Clean Air Act. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. These EPA rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include certain of our operations.

In addition, in August 2012, the EPA established new source performance standards (“NSPS”) for volatile organic compounds and sulfur dioxide and an air toxic standard for oil and natural gas production, transmission, and storage. The rules include the first federal air standards for natural gas wells that are hydraulically fractured, or refractured, as well as requirements for several other sources, such as storage tanks and other equipment, and limits methane emissions from these sources in an effort to reduce GHG emissions. These requirements could adversely affect our operations by requiring us to make significant expenditures to ensure compliance with the NSPS.

While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress were to undertake comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. In any event, the Obama administration recently announced its Climate

Action Plan, which, among other things, directs federal agencies to develop a strategy for the reduction of methane emissions, including emissions from the oil and gas industry. As part of the Climate Action Plan, the Obama Administration also announced that it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low carbon technologies in the coming years. For example, in September 2013, the EPA re-issued proposed NSPS for GHG emissions from Electric Utility Generating Units. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

Hydraulic fracturing is an essential and common practice in the oil and gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We routinely apply hydraulic fracturing techniques in our drilling and completion programs. While hydraulic fracturing has historically been regulated by state oil and natural gas commissions, the practice has become increasingly controversial in certain parts of the country, resulting in increased scrutiny and regulation. For example, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the Safe Drinking Water Act (“SDWA”) involving the use of diesel fuels and published draft permitting guidance in May 2012 addressing the use of diesel in fracturing operations. The EPA has yet to finalize its draft permitting guidance. Also, in November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing and the agency currently plans to issue a Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. To date, the EPA has not issued a Notice of Proposed Rulemaking, therefore, it is unclear how any federal disclosure requirements that add to any applicable state disclosure requirements may affect our operations. In addition, Congress has from time to time considered legislation to amend the SDWA, including legislation that would repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process. Also, in the near future we may be subject to regulations that restrict our ability to discharge water produced as part of our production operations, and the ability to use injection wells as a disposal option not only will depend on federal or state regulations but also on whether available injection wells have sufficient storage capacities. The EPA is currently developing effluent limitation guidelines that may impose federal pre-treatment standards on all oil and gas operators transporting wastewater associated with hydraulic fracturing activities to publicly owned treatment works for disposal. The EPA plans to propose such standards by 2014. In addition, on May 24, 2013, the federal Bureau of Land Management published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian lands that replaces a prior draft of proposed rulemaking issued by the agency in May 2012. The revised proposed rule would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface.

Further, on April 17, 2012, the EPA released final rules that subject all oil and gas operations (production, processing, transmission, storage and distribution) to regulation under the NSPS and the National Emission

Standards for Hazardous Air Pollutants (“NESHAPS”) programs. These rules became effective on October 15, 2012. The rules include NSPS standards for completions of hydraulically-fractured gas wells. The standards include the reduced emission completion techniques, or “green completions,” developed in the EPA’s Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. “Green completions” for hydraulic fracturing will require the operator to recover rather than vent the gas and NGLs that come to the surface during completion of the fracturing process. The standards will be applicable to newly drilled and fractured wells and wells that are refractured on or after January 1, 2015. Further, the rules under NESHAPS include Maximum Achievable Control Technology (“MACT”) standards for glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to MACT standards. In April 2013 EPA issued a proposed revision as a result of legal challenges to the original rule which may impact the scope of these rules. The rule is designed to limit emissions of volatile organic compounds (“VOC”), sulfur dioxide, and hazardous air pollutants from a variety of sources within natural gas processing plants, oil and natural gas production facilities, and natural gas transmission compressor stations. This rule could require a number of modifications to our operations including the installation of new equipment. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business. Additionally, on December 11, 2012, seven states submitted a notice of intent to sue the EPA to compel the agency to make a determination as to whether standards or performance limiting methane emissions from oil and gas sources is appropriate and if so, to promulgate performance standards for methane emissions from existing oil and gas sources.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. For example in May 2013, the Texas Railroad Commission adopted new rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. Local government also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

Certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices, which could lead to increased regulation. For example, the White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has also commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a first progress report outlining work currently underway by the agency released on December 21, 2012, and a final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review by late 2014. Other governmental agencies, including the U.S. Department of Energy, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms, and could ultimately make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business.

Further regulation of hydraulic fracturing at the federal, state, and local level could subject our operations to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that we are ultimately able to produce from our reserves. Please read “Business—Regulation of the Oil and Natural Gas Industry” for a further description of the laws and regulations that affect us.

Competition in the oil and natural gas industry is intense, making it more difficult for us to acquire properties and market oil or natural gas.

Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, and raising additional capital, which could have a material adverse effect on our business.

We operate in areas of high industry activity, which may affect our ability to hire, train or retain qualified personnel needed to manage and operate our assets.

Our operations and drilling activity are concentrated in the Permian Basin of West Texas, an area in which industry activity has increased rapidly. As a result, demand for qualified personnel in this area, and the cost to attract and retain such personnel, has increased over the past few years due to competition and may increase substantially in the future. Moreover, our competitors may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer.

Any delay or inability to secure the personnel necessary for us to continue or complete our current and planned development activities could result in oil and gas production volumes being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our results of operations, liquidity and financial condition.

Declining general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit and the United States financial market have contributed to increased economic uncertainty and diminished expectations for the global economy. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the global economy. These factors, combined with volatile commodity prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and a recession. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish, which could impact the price at which we can sell our production, affect the ability of our vendors, suppliers and customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

The loss of senior management or technical personnel could adversely affect operations.

We depend on the services of our senior management and technical personnel. With the exception of Bryan Sheffield, our President and Chief Executive Officer, we do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations. For example, in the event that Mr. Sheffield no longer controls the entity that is the sub-operator of the 109 legacy wells we assumed from Parker and Parsley, the sub-operating agreement governing the terms of our arrangement could terminate and we would no longer be the operator of record on these wells. The 109 legacy wells are subject to a farm-out arrangement, pursuant to which we have identified approximately 78 and 33 potential vertical drilling locations on 80- and 40- acre spacing and 183 and 102 potential vertical drilling locations on 20- acre spacing in Midland and Martin Counties, respectively. If the sub-operating agreement were to terminate, we would be unable to dictate the pace of development and manage the cost, type, and timing of the drilling program on these identified drilling locations, which could impact our ability to recognize the proved undeveloped reserves associated with these properties.

We are susceptible to the potential difficulties associated with rapid growth and expansion and have a limited operating history.

We have grown rapidly over the last several years. Our management believes that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on management personnel. The following factors could present difficulties:

•	increased responsibilities for our executive level personnel;

•	increased administrative burden;

•	increased capital requirements; and

•	increased organizational challenges common to large, expansive operations.

Our operating results could be adversely affected if we do not successfully manage these potential difficulties. The historical financial information incorporated herein is not necessarily indicative of the results that may be realized in the future. In addition, our operating history is limited and the results from our current producing wells are not necessarily indicative of success from our future drilling operations.

Part of our strategy involves drilling in existing or emerging shale plays using the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Our operations involve utilizing the latest drilling and completion techniques as developed by us and our service providers. While horizontal drilling is a significant part of our growth strategy, we have only spud one horizontal well to date and therefore are subject to increased risks associated with horizontal drilling as compared to companies that have greater experience in horizontal drilling activities. Risks that we face while drilling include, but are not limited to, failing to land our wellbore in the desired drilling zone, not staying in the desired drilling zone while drilling horizontally through the formation, not running our casing the entire length of the wellbore and not being able to run tools and other equipment consistently through the horizontal wellbore. Risks that we face while completing our wells include, but are not limited to, not being able to fracture stimulate the planned number of stages, not being able to run tools the entire length of the wellbore during completion operations and not successfully cleaning out the wellbore after completion of the final fracture stimulation stage. In addition, to the extent we engage in horizontal drilling, those activities may adversely affect our ability to successfully drill in one or more of our identified vertical drilling locations. Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and/or commodity prices decline, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline in the future.

Increases in interest rates could adversely affect our business.

Our business and operating results can be harmed by factors such as the availability, terms and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Potential disruptions and volatility in the global financial markets may lead to a contraction in credit availability impacting our ability to finance our operations. We require continued access to capital. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

Certain federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated, and additional state taxes on oil and natural gas extraction may be imposed, as a result of future legislation.

The Fiscal Year 2014 Budget proposed by the President recommends the elimination of certain key U.S. federal income tax incentives currently available to oil and gas exploration and production companies, and legislation has been introduced in Congress that would implement many of these proposals. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities for oil and gas production; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of this legislation or any other similar change in U.S. federal income tax law could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could negatively affect our financial condition and results of operations.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical.

Our operations are substantially dependent on the availability of water. Restrictions on our ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of deep shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Historically, we have been able to purchase water from local land owners for use in our operations. According to the Lower Colorado River Authority, during 2011, Texas experienced the lowest inflows of water of any year in recorded history. These drought conditions have led governmental authorities to restrict the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supplies. If we are unable to obtain water to use in our operations from local sources, we may be unable to produce oil and natural gas economically, which could have an adverse effect on our financial condition, results of operations and cash flows.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities areas where we operate.

Oil and natural gas operations in our operating areas may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations or materially increase our operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have a material adverse impact on our ability to develop and produce our reserves.

The enactment of derivatives legislation could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The Dodd-Frank Act, enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and of entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (“CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. In its rulemaking under the Dodd-Frank Act, the CFTC has issued final regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide derivative transactions would be exempt from these position limits. The position limits rule was vacated by the United States District Court for the District of Columbia in September of 2012 although the CFTC has stated that it will appeal the District Court’s decision. The CFTC also has finalized other regulations, including critical rulemakings on the definition of “swap,” “security-based swap,” “swap dealer” and “major swap participant.” The Dodd-Frank Act and CFTC rules also will require us, in connection with certain derivatives activities, to comply with clearing and trade-execution requirements (or to take steps to qualify for an exemption to such requirements). In addition, new regulations may require us to comply with margin requirements although these regulations are not finalized and their application to us is uncertain at this time. Other regulations also remain to be finalized, and the CFTC recently has delayed the compliance dates for various regulations already finalized. As a result, it is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act and CFTC rules on us or the timing of such effects. The Dodd-Frank Act also may require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty. The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and CFTC rules, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and CFTC rules is to lower commodity prices. Any of these consequences could have a material and adverse effect on us, our financial condition or our results of operations.

We may not be able to keep pace with technological developments in our industry.

The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected.

Loss of our information and computer systems could adversely affect our business.

We are heavily dependent on our information systems and computer based programs, including our well operations information, seismic data, electronic data processing and accounting data. If any of such programs or systems were to fail or create erroneous information in our hardware or software network infrastructure, possible consequences include our loss of communication links, inability to find, produce, process and sell oil and natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on our business.

The corporate opportunity provisions in our certificate of incorporation could enable NGP to benefit from corporate opportunities that might otherwise be available to us.

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	permits us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested;

•	permits any of our shareholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provides that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (1) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (2) acted in bad faith or in a manner inconsistent with our best interests.

As a result, NGP or their affiliates may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to NGP and their affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock.”

If we are unable to comply with the restrictions and covenants in our revolving credit facility, there could be an event of default under the terms of our revolving credit facility, which could results in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in our revolving credit facility, there could be an event of default under the terms of this facility. Our ability to comply with these restrictions and covenants, including meeting the financial ratios and tests under our revolving credit facility, may be affected by events beyond our control. As a result, we cannot assure that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under our revolving credit facility, the lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend our revolving credit facility or obtain needed waivers on satisfactory terms.

Risks Related to the Offering and our Class A Common Stock

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Parsley LLC and we are accordingly dependent upon distributions from Parsley LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Parsley LLC. Please see “Corporate Reorganization.” We have no independent means of generating revenue. To the extent Parsley LLC has available cash, we intend to cause Parsley LLC to make distributions to its unitholders, including us, in an amount sufficient to cover all applicable taxes at assumed tax rates and payments under the Tax Receivable Agreement we will enter into with Parsley LLC and the PE Unit Holders, and to reimburse us for our corporate and other overhead expenses. We are limited, however, in our ability to cause Parsley LLC and its subsidiaries to make these and other distributions to us due to the restrictions under our credit facilities. To the extent that we need funds and Parsley LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us, the selling shareholders and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	our operating and financial performance and drilling locations, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our Class A common stock;

•	sales of our Class A common stock by us, the selling shareholders or other shareholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our principal shareholders will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Existing Owners will own approximately     % of our Class A common stock and     % of our Class B common stock (representing     % of our combined economic interest and voting power).

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their stock in us, the Existing Owners will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant shareholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring shareholder approval, regardless of whether or not other shareholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other shareholders. In addition, NGP and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. NGP and its affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling shareholder.

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our shareholders’ best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, as described under the caption “Certain Relationships and Related Party Transactions.”

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

•	limitations on the removal of directors;

•	limitations on the ability of our shareholders to call special meetings;

•	establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders;

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

•

establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2013 after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

A portion of the net proceeds from this offering are expected to be used for general corporate purposes, including working capital. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We do not intend to pay dividends on our Class A common stock, and our credit facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare dividends on shares of our Class A common stock in the foreseeable future. Additionally, our credit facilities place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, the PE Unit Holders may exchange their PE Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have                  outstanding shares of Class A common stock and                  outstanding shares of Class B common stock. This number includes                      shares that we and the selling

shareholders are selling in this offering and shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own                  shares of Class A common stock and                  shares of Class B common stock, representing approximately     % (or %              if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock, and (ii) NGP will own shares                  of Class A common stock, representing approximately     % (or     %                 if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Employees will be subject to certain restrictions on the sale of their shares for 180 days after the date of this prospectus; however, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these employees may sell such shares into the public market. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

Our directors and executive officers have entered into lock-up agreements with respect to their Class A common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Credit Suisse, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A common stock will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

We will enter into a Tax Receivable Agreement with Parsley LLC and the PE Unit Holders. This agreement generally provides for the payment by us to an exchanging PE Unit Holder of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Parsley LLC. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement by making the termination payment specified in the agreement.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of PE Units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depletable, depreciable or amortizable basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Parsley Holdings or us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to certain mergers or other changes of control we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the Tax Receivable Agreement, which calculation of anticipated future tax benefits will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumption that we have sufficient taxable income to fully utilize such benefits and that any PE Units that the PE Unit Holders or their permitted transferees own on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of such future benefits.

In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control due to the additional transaction cost a potential acquirer may attribute to satisfying such obligations. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment would be approximately $         million (calculated using a discount rate equal to the LIBOR, plus 100 basis points, applied against an undiscounted liability of $         million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the PE Unit Holders will be netted against payments otherwise to be made, if any, to the PE Unit Holders after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.

Forward-looking statements may include statements about our:

•	business strategy;

•	reserves;

•	exploration and development drilling prospects, inventories, projects and programs;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	financial strategy, liquidity and capital required for our development program;

•	realized oil and natural gas prices;

•	timing and amount of future production of oil and natural gas;

•	hedging strategy and results;

•	future drilling plans;

•	competition and government regulations;

•	ability to obtain permits and governmental approvals;

•	pending legal or environmental matters;

•	marketing of oil and natural gas;

•	leasehold or business acquisitions;

•	costs of developing our properties;

•	general economic conditions;

•	credit markets;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, gathering and sale of oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors” in this prospectus.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $         million, in the aggregate.

We intend to contribute the $         million of net proceeds to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $         million to make a cash payment in settlement of the Preferred Return, (ii) $         million to reduce amounts drawn under Parsley LLC’s revolving credit facility and (iii) any remaining net proceeds to fund a portion of our exploration and development program.

Our revolving credit facility matures on September 10, 2018. As of September 30, 2013, the revolving credit facility had a balance of approximately $145.0 million and bears interest at a weighted average interest rate of 2.44%. The borrowings to be repaid were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our revolving credit facility, we may at any time reborrow amounts repaid under our revolving credit facility and we expect to do so to fund our capital program and for other general corporate purposes.

We have granted the underwriters a 30-day option to purchase up to an aggregate of                     additional shares of our Class A common stock to cover over-allotments of shares. We will use the proceeds from the sale of these additional shares for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund our exploration and development program. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to reduce amounts drawn under Parsley LLC’s revolving credit facility. Any reduction in net proceeds may cause us to need to borrow additional funds under our credit facilities to fund our operations, which would increase our interest expense and decrease our net income.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our debt agreements restrict our ability to pay cash dividends to holders of our Class A common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

•	on an actual basis;

•	on an as adjusted basis to give effect to the issuance and sale of $400 million in senior unsecured notes as described under “Prospectus Summary—Recent Developments—Senior Unsecured Notes;” and

•

on an as further adjusted basis after giving effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $         per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual(1)	As Adjusted	As Further Adjusted(2)
	(in thousands)
Cash and cash equivalents	$18,814	$66,270	$

Debt:
Revolving credit facility(3)	$145,000	$—	$
7.5% Senior Notes due 2022	—	400,000		400,000
Second lien credit facility(4)	67,133	—		—
Other	2,648	2,648		2,648

Total debt	$214,781	$402,648	$

Mezzanine equity(5)	$75,397	75,397		$—

Members’ equity	$27,499	$22,042	$
Shareholders’ equity:
Class A common stock, $0.01 par value; shares authorized (pro forma); shares issued and outstanding (pro forma)	—	—
Class B common stock, $0.01 par value, shares authorized (pro forma); shares issued and outstanding (pro forma)	—	—
Preferred stock, $0.01 per share; shares authorized, no shares issued and outstanding (pro forma)	—	—
Additional paid-in capital	—	—
Accumulated deficit	—	—

Total equity	$27,499	$22,042	$

Total capitalization	$317,677	$500,087	$

(1)	Parsley Inc. was incorporated in December 2013. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor.
(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) total indebtedness by approximately $         million and increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $         million, $         million and $         million, respectively,

assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) cash and cash equivalents by approximately $         million and increase (decrease) total indebtedness, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $         million, $         million, $         million and $         million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	As of February 7, 2014, the borrowing base was $227.5 million, the outstanding amount totaled $90.3 million including an outstanding letter of credit in the amount of $0.3 million, and we were able to incur approximately $137.2 million of indebtedness under our revolving credit facility. After giving effect to the consummation of the corporate reorganization and the application of the net proceeds of this offering, we expect the borrowing base to be $ million, providing $ million of available borrowing capacity under our revolving credit facility.
(4)	On February 5, 2014, all amounts outstanding under the second lien credit facility were repaid and the facility was terminated.
(5)	On June 11, 2013, Parsley LLC issued membership interests to NGP and other investors for total consideration of $73.5 million. These interest holders were granted certain rights under Parsley LLC’s limited liability company agreement. Included with these rights were (1) the right to receive a return on their invested capital prior to any distribution to any other unit holders and (2) the right to require Parsley LLC to redeem all, but not less than all, of such holder’s interest in Parsley LLC after the seventh anniversary, but before the eighth anniversary, of the date of their investment, or if Bryan Sheffield ceases to be Parsley LLC’s Chief Executive Officer. As the investment by these holders is redeemable at their option, Parsley LLC has reflected this investment outside of permanent equity, under the heading “Mezzanine Equity—Redeemable LLC Units” in Parsley LLC’s Condensed Consolidated Balance Sheet at September 30, 2013, in accordance with Accounting Standards Codification Topic 480, “Distinguishing Liabilities from Equity.”

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters, and is based on the number of shares of our Class A common stock outstanding as of                 , 2014. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2013, after giving pro forma effect to the transactions described under “Corporate Reorganization,” was approximately $         million, or $         per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2013 would have been approximately $         million, or $         per share. This represents an immediate increase in the net tangible book value of $         per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $         per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2013 (after giving effect to our corporate reorganization)
Increase per share attributable to new investors in the offering

As adjusted pro forma net tangible book value per share (after giving effect to our corporate reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering(1)

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2013, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $        , the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
(in millions)
Existing shareholders(1)			%	$		%	$
New investors(2)			%	$		%	$

Total			%	$		%	$

(1)	The number of shares disclosed for the existing shareholders includes shares being sold by the selling shareholders in this offering.
(2)	The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling shareholders in this offering.

The data in the table excludes                 shares of Class A common stock initially reserved for issuance under our equity incentive plan, based on an assumed public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus):

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                 , or approximately     % of the total number of shares of Class A common stock.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

Parsley Inc. was formed in December 2013 and does not have historical financial operating results. The following table shows selected historical and pro forma consolidated financial data of our accounting predecessor, Parsley LLC and its predecessors, for the periods and as of the dates presented. Parsley LLC was formed on June 11, 2013. Concurrent with the formation of Parsley LLC, all of the interest holders in Parsley Energy, L.P., Parsley Energy Management, LLC and Parsley Energy Operations, LLC exchanged their interests in each such entity for common units in Parsley LLC (the “Exchange”). The Exchange was treated as a reorganization of entities under common control. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Condition and Results of Operations,” our future results of operations will not be comparable to the historical results of our predecessor.

The selected historical consolidated financial data as of and for the years ended December 31, 2011 and 2012 were derived from the audited historical consolidated and combined financial statements of our predecessor included elsewhere in this prospectus. The selected unaudited historical interim consolidated financial data as of and for the nine months ended September 30, 2012 and 2013 were derived from the unaudited interim condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected unaudited historical consolidated interim financial data has been prepared on a consistent basis with the audited consolidated financial statements of Parsley LLC. In the opinion of management, such selected unaudited historical consolidated interim financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year because of the impact of fluctuations in prices received from oil and natural gas, natural production declines, the uncertainty of exploration and development drilling results and other factors.

The selected unaudited pro forma consolidated statements of operations data for the nine months ended September 30, 2013 and for the year ended December 31, 2012 has been prepared to give pro forma effect to (i) the reorganization transactions described under “Corporate Reorganization” (ii) the Merit Acquisition, (iii) the repayment and termination of our second lien credit facility and the repayment of amounts drawn under our revolving credit facility and (iv) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2012. The selected unaudited pro forma consolidated balance sheet data as of September 30, 2013 has been prepared to give pro forma effect to these transactions as if they had been completed as of September 30, 2013. The selected unaudited pro forma consolidated statements of operations data for the year ended December 31, 2012 and for the nine months ended September 30, 2013 have been prepared to give pro forma effect to these transactions as if they had been completed on January 1, 2012. The selected unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” the historical consolidated financial statements of our predecessor and the pro forma consolidated financial statements of Parsley Inc. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

	Predecessor
	Year Ended December 31,		Nine Months Ended, September 30,		Parsley Energy, Inc.
					Pro Forma
					Year Ended December 31,	Nine Months Ended September 30,
	2011	2012	2012	2013	2012	2013
			(Unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Oil sales	$8,702	$30,443	$19,611	$65,308	$	$
Natural gas and natural gas liquids sales	2,132	7,236	4,165	14,963

Total revenues	10,834	37,679	23,776	80,271

Operating expenses:
Lease operating expenses	1,446	4,646	2,647	10,265
Production and ad valorem taxes	610	2,412	1,626	4,221
Depreciation, depletion and amortization	1,247	6,406	4,804	16,038
General and administrative expenses	1,357	3,629	2,052	7,832
Accretion of asset retirement obligations	32	66	46	109

Total operating expenses	4,692	17,159	11,175	38,465
Gain on sales of oil and natural gas properties	6,638	7,819	7,467	36

Operating income	12,780	28,339	20,068	41,842
Other income (expense):
Interest expense, net	(458)	(6,285)	(3,615)	(9,216)
Prepayment premium on extinguishment of debt	—	(6,597)	—	—
Income of equity investment	136	267	122	291
Derivative loss	(255)	(2,190)	(649)	(8,339)
Other income (expense)	(267)	(81)	(76)	69

Total other income (expense), net	(844)	(14,886)	(4,218)	(17,195)

Income before income taxes	11,936	13,453	15,850	24,647
Income tax expense	(116)	(554)	(417)	(1,040)

Consolidated net income(1)	11,820	12,899	15,433	23,607

Less: net income attributable to noncontrolling interest	—	—	—	—

Net income attributable to stockholders	$11,820	$12,899	$15,433	$23,607	$	$

	Predecessor
	Year Ended December 31,		Nine Months Ended, September 30,		Parsley Energy, Inc.
					Pro Forma
					Year Ended December 31,	Nine Months Ended September 30,
	2011	2012	2012	2013	2012	2013
			(Unaudited)
	(in thousands, except per share data)
Net income (loss) per common share:
Basic					$	$
Diluted					$	$
Weighted average common shares outstanding:
Basic
Diluted
Consolidated Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	$16,031	$5,025	$14,976	$31,343	$	$
Investing activities	(15,654)	(89,539)	(61,539)	(190,782)
Financing activities	19,729	74,245	31,313	164,580
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$23,942	$13,673	$8,692	$18,814	$	$
Total assets	64,478	181,239	145,484	409,049
Total debt	26,118	119,663	59,914	214,781
Total mezzanine equity	—	—	—	75,397
Total members’ equity	9,053	6,017	23,550	27,499
Other Financial Data:
Adjusted EBITDA(2)	$7,265	$26,281	$17,007	$53,559	$	$

(1)	Parsley Inc. is a subchapter C-corp under the Internal Revenue Code of 1986, as amended, and is subject to federal and State of Texas income taxes. Our predecessor, Parsley LLC was not subject to income taxes. As a result, the consolidated net income in our historical financial statements does not reflect the tax expense we would have incurred as a C-corp during such periods. However, our pro forma financial data gives effect to income taxes, at an effective tax rate of 36%, on the earnings of our predecessor as if it had been subject to federal and state income taxes as a C-corp for the year ended December 31, 2012 and the nine-month period ending September 30, 2013.
(2)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical and Pro Forma Consolidated Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Our Predecessor and Parsley Energy, Inc.

Parsley Inc. was formed in December 2013 and does not have historical financial operating results. For purposes of this prospectus, our accounting predecessors are Parsley LLC and its predecessors. Parsley LLC was formed in June 2013 to engage in the acquisition, development, exploration and exploitation of oil and natural gas reserves in the Permian Basin. Concurrent with the formation of Parsley LLC all of the interest holders in Parsley LP, PEM and PEO exchanged their interests in each such entity for interests in Parsley LLC (the “Exchange”). The Exchange was treated as a reorganization of entities under common control.

Following this offering and the transactions related thereto, Parsley Inc. will be a holding company whose sole material asset will consist of                  PE Units. After the consummation of the transactions contemplated by this prospectus, Parsley Inc. will be the managing member of Parsley LLC and will be responsible for all operational, management and administrative decisions relating to Parsley LLC business and will consolidate the financial results of Parsley LLC and its subsidiaries.

Overview

We are an independent oil and natural gas company focused on the acquisition, development, and exploitation of unconventional oil and natural gas reserves in the Permian Basin. Our properties are located in the Midland and Delaware Basins and our activities have historically been focused on the vertical development of the Spraberry and Wolfberry resource plays of the Midland Basin. Our vertical wells in the area are drilled into stacked pay zones that include the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline), Strawn, Atoka and Mississippian formations. We have begun to supplement our vertical development drilling activity with horizontal wells targeting various stacked pay intervals in the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales.

Our Properties

At September 30, 2013, our acreage position was 94,449 net acres. The vast majority of our acreage is located in the core of the Midland Basin, primarily the Texas counties of Martin, Midland, Reagan and Upton. From the time we began drilling operations in November 2009 through September 2013, we have drilled and placed on production approximately 308 vertical wells across our acreage in the Midland Basin and at times we have operated up to ten vertical drilling rigs simultaneously. This activity has allowed us to identify a multi-year inventory of 2,696 potential vertical drilling locations and 958 potential horizontal drilling locations on our existing acreage, excluding our Gaines County (Midland Basin) and Delaware Basin acreage. As we continue to expand our drilling activity to our undeveloped acreage, we expect to identify additional horizontal and vertical locations. We expect to continue to actively lease or acquire minimally producing leasehold with additional drilling upside in order to maintain our track record of growing through the drill bit.

As of September 30, 2013, we had interests in 468 gross (183 net) producing wells across our properties. We currently operate 99% of the wells in which we have an interest, all of which are in the Midland Basin. As of September 30, 2013, our total estimated proved reserves were approximately 33.8 MMBoe, of which approximately 56% were classified as proved developed reserves.

How We Evaluate Our Operations

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations, including:

•	production volumes;

•	realized prices on the sale of oil, natural gas and NGLs, including the effect of our commodity derivative contracts;

•	lease operating expenses;

•	capital expenditures; and

•	Adjusted EBITDA.

Sources of Our Revenues

Our revenues are derived from the sale of our oil and natural gas production, as well as the sale of NGLs that are extracted from our natural gas during processing. Our oil and natural gas revenues do not include the effects of derivatives. For the nine months ended September 30, 2013 and the year ended December 31, 2012, our revenues were derived 81.4% and 80.8%, respectively, from oil sales and 18.6% and 19.2%, respectively, from natural gas and NGLs sales. Our revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices. NGLs production and sales are included in our natural gas production and sales.

Our revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices.

Production Volumes

The following table presents historical production volumes for our predecessor’s properties for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013.

	Predecessor
	For the Years Ended December 31,		For the Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Oil (MBbls)	94	356	219	701
Natural gas and natural gas liquid (MMcf)	304	1,493	918	3,233
Total (MBoe)	145	604	372	1,240
Average net production (Boe/d)	397	1,652	1,358	4,541

Production volumes directly impact our results of operations. For more information about our predecessor’s production volumes, please read “—Predecessor Results of Operations.”

As reservoir pressures decline, production from a given well or formation decreases. Growth in our future production and reserves will depend on our ability to continue to add proved reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves through organic drill-bit growth as well as acquisitions. Our ability to add reserves through development projects and acquisitions is dependent on many factors, including our ability to raise capital, obtain regulatory approvals, procure contract drilling rigs and personnel and successfully identify and consummate acquisitions. Please read “Risk Factors—Risks Related to the Oil and Natural Gas Industry and Our Business” for a discussion of these and other risks affecting our proved reserves and production.

Realized Prices on the Sale of Oil, Natural Gas and NGLs

The NYMEX WTI futures price is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX WTI price as a result of quality and location differentials. For example, the prices we realize on the oil we produce are affected by the ability to transport crude oil to the Cushing, Oklahoma transport hub and the Gulf Coast refineries. Periodically, logistical and infrastructure constraints at the Cushing, Oklahoma transport hub have resulted in an oversupply of crude oil at Midland, Texas and thus lower prices for Midland WTI. These lower prices have adversely affected the prices we realize on oil sales and increased our differential to NYMEX WTI. However, several projects have recently been implemented and several more are underway to ease these transportation difficulties which we believe could reduce our differentials to NYMEX in the future.

The NYMEX Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. Similar to oil, the actual prices realized from the sale of natural gas differ from the quoted NYMEX Henry Hub price as a result of quality and location differentials. For example, wet natural gas with a high Btu content sells at a premium to low Btu content dry natural gas because it yields a greater quantity of NGLs. Location differentials to NYMEX Henry Hub prices result from variances in transportation costs based on the natural gas’ proximity to the major consuming markets to which it is ultimately delivered. Also affecting the differential is the processing fee deduction retained by the natural gas processing plant generally in the form of percentage of proceeds.

The following table provides the high and low prices for NYMEX WTI and NYMEX Henry Hub prompt month contract prices and our differential to the average of those benchmark prices for the periods indicated. The differential varies, but our oil and natural gas normally sells at a discount to the NYMEX WTI and NYMEX Henry Hub price, respectively.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Oil
NYMEX WTI High	$113.93	$109.77	$109.77	$110.53
NYMEX WTI Low	$75.67	$77.69	$77.69	$86.68
Differential to Average NYMEX WTI	$(2.37)	$(8.13)	$(4.22)	$(5.52)
Natural Gas
NYMEX Henry Hub High	$4.85	$3.90	$3.32	$4.41
NYMEX Henry Hub Low	$2.99	$1.91	$1.91	$3.11
Differential to Average NYMEX Henry Hub	$3.10	$1.94	$1.92	$0.87

Because our NGLs are reported in our natural gas revenue, our differential to NYMEX Henry Hub is positive.

In the past, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2012, the NYMEX WTI oil price ranged from a high of $109.77 per Bbl to a low of $77.69 per Bbl, while the NYMEX Henry Hub natural gas price ranged from a high of $3.90 per MMBtu to a low of $1.91 per MMBtu. For the five years ended December 31, 2012, the NYMEX-WTI oil price ranged from a high of $145.29 per Bbl to a low of $33.87 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $13.58 per MMBtu to a low of $1.91 per MMBtu.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in commodity prices, from time to time we enter into derivative arrangements for our oil production. By removing a significant portion of price volatility associated with our oil production, we believe we will mitigate, but not eliminate, the potential negative effects of reductions in oil prices on our cash flow from operations for those periods. However, in a portion of our current positions, our hedging activity may also reduce our ability to benefit from increases in oil prices. We will sustain losses to the extent our derivatives contract prices are lower than market prices and, conversely, we will sustain gains to the extent our derivatives contract prices are higher than market prices. See “—Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk” for information regarding our exposure to market risk, including the effects of changes in commodity prices, and our commodity derivative contracts.

We will continue to use commodity derivative instruments to hedge our price risk in the future. Our hedging strategy and future hedging transactions will be determined at our discretion and may be different than what we have done on a historical basis including hedging our natural gas production. We are not under an obligation to hedge a specific portion of our oil or gas production.

Our open positions as of September 30, 2013 were as follows:

Description and Production Period	Volume (Bbls)	Short Put Price ($/Bbl)	Long Put Price ($/Bbl)	Short Call Price ($/Bbl)	Long Call Price ($/Bbl)
Crude Oil Put Spreads:
October 2013—June 2014	81,000	$50.00	$90.00	$—	$—
November 2013—August 2014	538,000	55.00	90.00	—	—
June 2014—August 2014	60,000	65.00	90.00	—	—
August 2014	9,000	50.00	83.00	—	—
August 2014	50,000	90.00	95.00	—	—
September 2014	9,000	60.00	80.00	—	—
September 2014—October 2014	100,000	65.00	95.00	—	—
October 2014	9,000	50.00	90.00	—	—
November 2014	50,000	65.00	90.00	—	—
January 2015—February 2016	1,080,000	60.00	90.00	—	—
February 2015—June 2015	500,000	60.00	85.00	—	—
Crude Oil Three-Ways:
October 2013—May 2014	60,000	$56.75	$90.00	$100.00	$—
August 2014—October 2014	135,000	65.00	95.00	125.00	—
November 2014—January 2015	300,000	55.00	90.00	120.00	—
Long Calls:
November 2013—May 2014	56,000	$—	$—	$—	$110.00

Principal Components of Our Cost Structure

Lease Operating Expenses. Lease operating expenses are the costs incurred in the operation of producing properties and workover costs. Expenses for direct labor, water injection and disposal, utilities, materials and supplies comprise the most significant portion of our lease operating expenses. Lease operating expenses do not include general and administrative expenses or production or ad valorem taxes. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased lease operating expenses in periods during which they are performed. Certain of our operating cost components are variable and increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production related activities such as pumping to recover oil and natural gas and separation and treatment of water produced in connection with our oil and natural gas production.

We monitor our operations to ensure that we are incurring lease operating expenses at an acceptable level. For example, we monitor our lease operating expenses per Boe to determine if any wells or properties should be shut in, recompleted or sold. This unit rate also allows us to monitor these costs in certain fields and geographic areas to identify trends and to assess our lease operating expenses in comparison to other producers. Although we strive to reduce our lease operating expenses, these expenses can increase or decrease on a per unit basis as a result of various factors as we operate our properties or make acquisitions and dispositions of properties. For example, we may increase field level expenditures to optimize our operations, incurring higher expenses in one quarter relative to another or we may acquire or dispose of properties that have different lease operating expenses per Boe. These initiatives would influence our overall operating cost and could cause fluctuations when comparing lease operating expenses on a period to period basis. In addition, since most of our wells were completed relatively recently, they are currently producing at high rates. As with all wells, however, over time production will decrease, which will result in an increase in our lease operating expenses on a per barrel basis. We also expect an increase in our lease operating expenses as we increase the number of wells drilled and operated.

Production and Ad Valorem Taxes. Production taxes are paid on produced oil and natural gas based on a percentage of revenues from production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to the changes in oil and natural gas revenues. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the valuation of our oil and natural gas properties.

Depletion, Depreciation and Amortization. Depreciation, depletion and amortization (‘‘DD&A’’) is the systematic expensing of the capitalized costs incurred to acquire, explore and develop oil and natural gas. We use the successful efforts method of accounting for oil and natural gas activities and, as such, we capitalize all costs associated with our acquisition and development efforts and all successful exploration efforts, which are then allocated to each unit of production using the unit of production method. Please read “—Critical Accounting Policies and Estimates—Successful Efforts Method of Accounting for Oil and Natural Gas Activities” for further discussion.

Impairment Expense. We review our proved properties and unproved leasehold costs for impairment whenever events and changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred.

General and Administrative Expenses. These are costs incurred for overhead, including payroll and benefits for our corporate staff, costs of maintaining our headquarters, costs of managing our production and development operations including numerous software applications, audit and other fees for professional services and legal compliance. Certain of our employees hold incentive units in NGP Parsley Holdings, the investment vehicle through which NGP owns its shares of our Class A common stock that may entitle the holders to a portion of the proceeds to be received by the owners of NGP Parsley Holdings upon sales of shares of our Class A common stock. Any payments with respect to these units will only occur if and when the owners of NGP Parsley Holdings achieve certain minimum return hurdles on their investment through the sale of their shares of our Class A common stock. The incentive units are being accounted for as liability-classified awards pursuant to ASC Topic 718, “Compensation—Stock Compensation”, as we believe achievement of the payout conditions will require the settlement of such awards by transferring cash to the incentive unit holder. As such, the fair value of the incentive units is remeasured each reporting period through the date of settlement, with the percentage of such fair value recorded to compensation expense each period being equal to the percentage of the requisite explicit or implied service period that has been rendered at that date.

Gain (Loss) on Derivative Instruments. We utilize commodity derivative contracts to reduce our exposure to fluctuations in the price of oil. None of our derivative contracts are designated as hedges for accounting purposes. Consequently, our derivative contracts are marked-to-market each quarter with fair value gains and losses recognized currently as a gain or loss in our results of operations. The amount of future gain or loss recognized on derivative instruments is dependent upon future oil prices, which will affect the value of the contracts. Cash flow is only impacted to the extent the actual settlements under the contracts result in making a payment to or receiving a payment from the counterparty.

Interest Expense. We finance a portion of our working capital requirements and capital expenditures with borrowings under our revolving credit facility and second lien credit facility. As a result, we incur interest expense that is affected by both fluctuations in interest rates and our financing decisions. We reflect interest paid to the lenders under our revolving credit facility and second lien credit facility in interest expense. Interest expense also includes the PIK interest on the second lien credit facility and our prior mezzanine debt facility.

Adjusted EBITDA

We define Adjusted EBITDA as net income before depreciation, depletion and amortization, gain (loss) on sales of oil and natural gas properties, asset retirement obligation accretion expense, interest expense, income tax, prepayment premium on extinguishment of debt, gain (loss) on derivative instruments, net cash receipts (payments) on settled derivative instruments and premiums (paid) received on options that settled during the period.

Management believes Adjusted EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measure of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements. For further discussion, please read “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, increased scope of our operations as a result of recent activities and costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental general and administrative expenses are not included in our historical results of operations.

Corporate Reorganization

The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessors, Parsley LLC and its predecessors, prior to our reorganization in connection with this offering as described in “Corporate Reorganization.” As a result, the historical financial data may not give you an accurate indication of what our actual results would have been if the transactions described in “Corporate Reorganization” had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. In addition, we will enter into a Tax Receivable Agreement with the PE Unit Holders and Parsley LLC. This agreement generally provides for the payment by us to an exchanging PE Unit Holder of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units and shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Income Taxes

Our accounting predecessors are limited liability companies or limited partnerships and therefore not subject to U.S. federal income taxes. Accordingly, no provision for U.S. federal income taxes has been provided for in our historical results of operations because taxable income was passed through to Parsley LLC’s members. Although we are a corporation under the Code, subject to U.S. federal income taxes at a statutory rate of 35% of pretax earnings, we do not expect to report any income tax benefit or expense attributable to U.S. federal income taxes until the consummation of this offering. At the closing of this offering, we will be taxed as a corporation under the Code and subject to U.S. federal income taxes at a statutory rate of 35% of pretax earnings.

Parsley LLC’s operations located in Texas are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas.

Recent Acquisitions

Effective October 1, 2013, we completed a purchase and sale transaction with Chevron Midcontinent, LP pursuant to which we acquired 5,818 gross (5,330 net) acres primarily in Upton and Reagan Counties, 39 gross (37 net) wells producing 177 gross (130 net) Boe/d, 291 gross (267 net) identified vertical drilling locations, and 21 gross (19 net) identified horizontal drilling locations for total consideration of $18.0 million.

On December 13, 2013, we completed a purchase and sale transaction with, among others, Hannathon Petroleum, LLC, pursuant to which we acquired 3,250 gross (2,595 net) acres in Upton and Reagan Counties, seven gross (six net) wells producing 500 gross (300 net) Boe/d, 74 gross (59 net) identified vertical drilling locations, and 21 gross (17 net) identified horizontal drilling locations for total consideration of approximately $32.3 million.

On December 30, 2013, we completed a purchase and sale transaction with, among others, Merit Energy Partners I, L.P., pursuant to which we acquired non-operated working interests in a number of wells which we currently operate for total consideration of approximately $79.3 million. The transaction does not increase our gross acreage position, but increases our net acreage by 637 acres in Upton County. The transaction includes net production of 900 Boe/d, 18 net identified vertical drilling locations, and 19.5 net identified horizontal drilling locations.

Increased Drilling Activity

We began drilling operations in November 2009 and added operated vertical drilling rigs over time. We currently operate eight vertical drilling rigs and one horizontal drilling rig on our properties. Our projected 2014 capital budget for drilling and completion is $396.1 million for an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells. Our capital budget excludes acquisitions. This represents a 59% increase over our $248.8 million 2013 capital budget for drilling and completion.

The amount and timing of these capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including but not limited to the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners.

Predecessor Results of Operations

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Oil and Natural Gas Sales Revenues. The following table provides the components of our revenues for the periods indicated, as well as each period’s respective average prices and production volumes:

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(Unaudited)
Revenues (in thousands, except percentages):
Revenues:
Oil sales	$19,611	$65,308	$45,697	233%
Natural gas and natural gas liquid sales	4,165	14,963	10,798	259%

Total revenues	$23,776	$80,271	$56,495	238%

Average sales prices(1):
Oil sales, without realized derivatives (per Bbls)	$89.51	$93.17	$3.66	4.09%
Oil sales, with realized derivatives (per Bbls)	$87.27	$86.39	$(0.88)	(1.01)%
Natural gas and natural gas liquids (per Mcf)	$4.54	$4.63	$0.09	1.98%
Average price per BOE, without realized derivatives	$63.91	$64.75	$0.84	1.32%
Average price per BOE, with realized derivatives	$62.59	$60.91	$(1.68)	(2.68)%

Production:
Oil (MBbls)	219	701	482	220%
Natural gas and natural gas liquid (MMcf)	918	3,233	2,315	252%
Total (MBoe)(2)	372	1,240	868	233%
Average daily production volume:
Oil (Bbls/d)	800	2,568	1,768	221%
Natural gas and natural gas liquids (Mcf/d)	3,349	11,842	8,493	254%
Total (Boe/d)	1,358	4,541	3,183	234%

(1)	Average prices shown in the table reflect prices both before and after the effects of our realized commodity hedging transactions. Our calculation of such effects includes both realized gains or losses on cash settlements for commodity derivative transactions and premiums paid or received on options that settled during the period.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

The following table shows the relationship between our average realized oil price as a percentage of the average NYMEX price and the relationship between our average realized natural gas price as a percentage of the average NYMEX price for the years indicated. Management uses the realized price to NYMEX margin analysis to analyze trends in our oil and natural gas revenues.

	Nine Months Ended September 30,
	2012	2013
Average realized oil price ($/Bbl)	$89.51	$93.17
Average NYMEX ($/Bbl)	$93.73	$98.70
Differential to NYMEX	$(4.22)	$(5.52)
Average realized oil price to NYMEX percentage	95%	94%
Average realized natural gas price ($/Mcf)	$4.54	$4.63
Average NYMEX ($/Mcf)	$2.62	$3.76
Differential to NYMEX	$1.92	$0.87
Average realized natural gas price to NYMEX percentage	174%	123%

Oil revenues increased 233% from $19.6 million during the nine months ended September 30, 2012 to $65.3 million during the nine months ended September 30, 2013. The increase is attributable to higher oil production volumes of 482 MBbls in conjunction with an increase in average oil prices of $3.66 per barrel. Of the overall changes in oil sales, increases in oil production volumes accounted for a positive change of $43.1 million while increases in oil prices accounted for a positive change of $2.6 million.

Natural gas and natural gas liquid revenues increased 259% from $4.2 million during the nine months ended September 30, 2012 to $15.0 million during the nine months ended September 30, 2013. The revenue increase is primarily a result of an increase in volumes sold of 2,315 MMcf. Natural gas revenue includes revenue from the sale of NGLs volumes.

Operating Expenses. The following table summarizes our expenses for the periods indicated:

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(Unaudited)
Operating expenses (in thousands, except percentages):
Lease operating expenses	$2,647	$10,265	$7,618	288%
Production and ad valorem taxes	1,626	4,221	2,595	160%
Depreciation, depletion and amortization	4,804	16,038	11,234	234%
General and administrative expenses	2,052	7,832	5,780	282%
Accretion of asset retirement obligations	46	109	63	137%

Total operating expenses	$11,175	$38,465	$27,290	244%

Expense per Boe:
Lease operating expenses	$7.11	$8.28	$1.17	16%
Production and ad valorem taxes	4.37	3.40	(0.97)	(22)%
Depreciation, depletion and amortization	12.91	12.94	0.02	0%
General and administrative expenses	5.52	6.32	0.80	15%
Accretion of asset retirement obligations	0.12	0.09	(0.04)	(32)%

Total operating expenses per Boe	$30.04	$31.03	$0.98	3%

Lease Operating Expenses. Lease operating expenses increased 288% from $2.6 million during the nine months ended September 30, 2012 to $10.3 million during the nine months ended September 30, 2013. The increase is primarily due to the higher operated well count in the nine month period ended September 30, 2013 as compared to the prior year period. On a per Boe basis, lease operating expenses increased from $7.11 per Boe to $8.28 per Boe. This increase was attributable to increases in costs for repair and maintenance for 154 new wells added, additional lease operators and increased water disposal activity.

Production and Ad Valorem Taxes. Production and ad valorem taxes increased $2.6 million from $1.6 million during the nine months ended September 30, 2012 to $4.2 million during the nine months ended September 30, 2013 due to increased wellhead revenue resulting from higher production. Our increased drilling activity led to a higher number of wells brought on production during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012.

Depreciation, Depletion and Amortization. DD&A expense increased by $11.2 million from $4.8 million during the nine months ended September 30, 2012 to $16.0 million for the nine months ended September 30, 2013 due to an increase in capitalized costs and production volumes.

General and Administrative Expenses. General and administrative expenses increased $5.8 million from $2.1 million during the nine months ended September 30, 2012 to $7.8 million during the nine months ended September 30, 2013 primarily due to higher payroll and payroll-related costs as we added additional employees to manage our growing asset base, higher rig count and increased production.

Other Income and Expenses. The following table summarizes our other income and expenses for the periods indicated:

	Nine Months Ended September 30,
	2012	2013	Change	% Change
	(Unaudited)
Other income (expense) (in thousands, except percentages):
Interest expense, net	$(3,615)	$(9,216)	$(5,601)	155%
Income from equity investment	122	291	169	139%
Derivative loss	(649)	(8,339)	(7,690)	1185%
Other income (expense)	(76)	69	145	(191)%

Total other income (expense), net	$(4,218)	$(17,195)	$(12,977)	308%

Interest Expense. Interest expense increased $5.6 million from $3.6 million during the nine months ended September 30, 2012 to $9.2 million in the nine months ended September 30, 2013 primarily due to higher weighted-average outstanding borrowings under our credit facilities.

Income From Equity Investment. Earnings in our 50% owned subsidiary Spraberry Production Services, LLC (“SPS”) increased from $0.1 million in the nine months ended September 30, 2012 to $0.3 million in the nine months ended September 30, 2013 due to increased revenue from salt water disposals as well as SPS’ expansion of its frac tank rental operations.

Derivative Loss. Loss on derivative instruments grew $7.7 million from $0.6 million during the nine months ended September 30, 2012 to $8.3 million during the nine months ended September 30, 2013 primarily as a result of the impact of unfavorable commodity prices on increased hedging activities.

Gain on Sales of Oil and Natural Gas Properties

In August 2013, we sold our interest in seven non-operated wells and 190 net acres for total proceeds of $0.8 million and realized a $36,000 gain on the sale. In April 2012, we sold 2,652 net unevaluated acres for $8.6 million and realized a $7.5 million gain on the sale.

Income Tax Expense

Although our operations have not been subject to federal income tax, our operations located in Texas are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of our Texas sourced operating income. During the nine months ended September 30, 2013, we recognized $1.0 million of expense associated with our Texas margin tax obligation, an increase of $0.6 million, or 149%, as compared to the $0.4 million we recognized during the nine months ended September 30, 2012. This increase was attributable to our net increase in operating income, the components of which are discussed above.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Oil and Natural Gas Sales Revenues. The following table provides the components of our revenues for the periods indicated, as well as each period’s respective average prices and production volumes:

	Year Ended December 31,
	2011	2012	Change	% Change
Revenues (in thousands, except percentages):
Revenues:
Oil sales	$8,702	$30,443	$21,741	250%
Natural gas and natural gas liquid sales	2,132	7,236	5,104	239%

Total revenues	$10,834	$37,679	$26,845	248%

Average sales prices(1):
Oil sales, without realized derivatives (per Bbls)	$92.43	$85.60	$(6.83)	(7)%
Oil sales, with realized derivatives (per Bbls)	$92.17	$83.08	$(9.09)	(10)%
Natural gas and natural gas liquids (per Mcf)	$7.02	$4.85	$(2.17)	(31)%
Average price per BOE, without realized derivatives	$74.84	$62.33	$(12.51)	(17)%
Average price per BOE, with realized derivatives	$74.67	$60.85	$(13.82)	(19)%

Production:
Oil (MBbls)	94	356	262	278%
Natural gas and natural gas liquid (MMcf)	304	1,493	1,189	391%
Total (MBoe)(2)	145	604	459	318%
Average daily production volume:
Oil (Bbls/d)	258	972	714	277%
Natural gas and natural gas liquids (Mcf/d)	832	4,079	3,247	390%
Total (Boe/d)	397	1,652	1,255	316%

(1)	Average prices shown in the table reflect prices both before and after the effects of our realized commodity hedging transactions. Our calculation of such effects includes both realized gains or losses on cash settlements for commodity derivative transactions and premiums paid or received on options that settled during the period.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

The following table shows the relationship between our average realized oil price as a percentage of the average NYMEX price and the relationship between our average realized natural gas price as a percentage of the average NYMEX price for the years indicated. Management uses the realized price to NYMEX margin analysis to analyze trends in our oil and natural gas revenues.

	Year Ended December 31,
	2011	2012
Average realized oil price ($/Bbl)	$92.43	$85.60
Average NYMEX ($/Bbl)	$94.80	$93.73
Differential to NYMEX	$(2.37)	$(8.13)
Average realized oil price to NYMEX percentage	98%	91%

Average realized natural gas price ($/Mcf)	$7.02	$4.85
Average NYMEX ($/Mcf)	3.92	$2.91
Differential to NYMEX	$3.10	$1.94
Average realized natural gas price to NYMEX percentage	179%	167%

Oil revenues increased 250% from $8.7 million in 2011 to $30.4 million in 2012 as a result of an increase in oil production volumes of 262 MBbls offset by a decrease in average oil prices of $6.83 per barrel. Of the overall changes in oil sales, increases in oil production volumes accounted for a positive change of $24.2 million while decreases in oil prices accounted for a negative change of $2.5 million.

Natural gas and natural gas liquid revenues increased 239% from $2.1 million in 2011 to $7.2 million in 2012. The revenue increase is primarily a result of an increase in natural gas production volumes of 1,189 MMcf offset by a decrease in average natural gas prices of $2.17 per Mcf. Of the overall change in natural gas sales, increases in production volumes accounted for a positive change of $8.3 million while decreases in natural gas prices accounted for a negative change of $3.2 million. Natural gas revenue includes revenue from the sale of NGLs volumes.

Operating Expenses. The following table summarizes our expenses for the periods indicated:

	Year Ended December 31,
	2011	2012	Change	% Change
Operating expenses (in thousands, except percentages):
Lease operating expenses	$1,446	$4,646	$3,200	221%
Production and ad valorem taxes	610	2,412	1,802	295%
Depreciation, depletion and amortization	1,247	6,406	5,159	414%
General and administrative expenses	1,357	3,629	2,272	167%
Accretion of asset retirement obligations	32	66	34	106%

Total operating expenses	$4,692	$17,159	$12,467	266%

Expense per Boe:
Lease operating expenses	$9.99	$7.69	$(2.30)	(23)%
Production and ad valorem taxes	4.21	3.99	(0.22)	(5)%
Depreciation, depletion and amortization	8.61	10.60	1.99	23%
General and administrative expenses	9.37	6.00	(3.37)	(36)%
Accretion of asset retirement obligations	0.22	0.11	(0.11)	(50)%

Total operating expenses per Boe	$32.41	$28.39	$(4.02)	(12)%

Lease Operating Expenses. Lease operating expenses increased 221% from $1.4 million in 2011 to $4.6 million in 2012 primarily due to the increase in operated well count from 2011 to 2012, increases in costs for repair and maintenance for 89 new wells added, additional lease operators and increased water disposal activity. On a per Boe basis, lease operating expenses decreased from $9.99 per Boe to $7.69 per Boe.

Production and Ad Valorem Taxes. Production and ad valorem taxes increased 295%, or $1.8 million from $0.6 million in 2011 to $2.4 million in 2012 due to increased wellhead revenue resulting from higher production from our increase in the number of wells brought on production.

Depreciation, Depletion and Amortization. DD&A expense increased by $5.2 million from $1.2 million in 2011 to $6.4 million in 2012 due to an increase in capitalized costs and production volumes.

General and Administrative Expenses. General and administrative expenses increased $2.2 million from $1.4 million in 2011 to $3.6 million in 2012 primarily due to higher payroll and payroll-related costs as we added additional employees to manage our growing asset base, higher rig count and increased production.

Other Income and Expenses. The following table summarizes our other income and expenses for the periods indicated:

	Year Ended December 31,
	2011	2012	Change	% Change
Other income (expense) (in thousands, except percentages):
Interest expense, net	$(458)	$(6,285)	$(5,827)	1272%
Income from equity investment	136	267	131	96%
Prepayment premium on extinguishment of debt	—	(6,597)	(6,597)
Derivative loss	(255)	(2,190)	(1,935)	759%
Other income (expense)	(267)	(81)	186	(70)%

Total other income (expense), net	$(844)	$(14,886)	$(14,042)	1664%

Interest Expense. Interest expense increased $5.8 million from $0.5 million in 2011 to $6.3 million in 2012 primarily due to having a full year with the mezzanine debt facility outstanding during 2012 in addition to higher weighted-average outstanding borrowings under our credit agreement.

Income from Equity Investment. Earnings in our 50% owned subsidiary SPS increased from $0.1 million in 2011 to $0.3 million in 2012 due to increased revenue from SPS’ expansion of its frac tank rental operations during 2012.

Prepayment Premium on Extinguishment of Debt. In 2012, we incurred a $6.6 million cash charge related to a call premium on our then outstanding mezzanine debt facility. In 2011, there were no such prepayment charges related to debt extinguishment.

Derivative Loss. Loss on derivative instruments grew $1.9 million from $0.3 million in 2011 to $2.2 million in 2012 primarily as a result of the impact of unfavorable commodity prices on increased hedging activities.

Gain on Sales of Oil and Natural Gas Properties

During the year ended December 31, 2012, we entered into several transactions whereby we sold a total of 3,612 unevaluated net acres for total proceeds of $9.3 million and a total realized gain of $7.8 million. This compares to our activity during the year ended December 31, 2011 where we entered into several transactions, selling a total of 10,264 unevaluated net acres for total proceeds of $10.3 million and a total realized gain of $6.6 million.

Income Tax Expense

During the year ended December 31, 2012, we recognized $0.6 million of expense associated with our Texas margin tax obligation, an increase of $0.4 million, or 377.6%, as compared to the $0.1 million we recognized during the year ended December 31, 2011. This increase was attributable to our net increase in operating income, the components of which are discussed above.

Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our revolving credit facility. Depending upon market conditions and other factors, we may also have the ability to issue additional equity and debt if needed. We intend to use the net proceeds from this offering to repay in full our second lien credit facility and to reduce borrowings under our revolving credit facility.

Historically, our predecessor’s primary sources of liquidity have been cash flows from operations, borrowings under Parsley LLC’s credit facilities and equity provided by investors, including our management team and NGP. To date, our predecessor’s primary use of capital has been for the development and exploration of oil and natural gas properties and increasing our acreage position. Our predecessor’s borrowings were approximately $214.8 million, $119.7 million and $26.1 million at September 30, 2013 and December 31, 2012 and 2011, respectively. Borrowings during those periods were used primarily to fund development and exploration of oil and natural gas properties in addition to adding to our leasehold. On February 5, 2014, Parsley LLC and Parsley Finance Corp. issued $400 million of 7.5% senior unsecured notes due February 15, 2022. Interest is payable on the notes semi-annually in arrears on each February 15 and August 15, commencing August 15, 2014. These notes are guaranteed on a senior unsecured basis by our subsidiaries, other than Parsley LLC and Parsley Finance Corp. The issuance of these notes resulted in net proceeds, after discounts and offering expenses, of approximately $391 million, $198.5 million of which was used to repay all outstanding borrowings under our second lien credit facility and $174.8 million of which was used to repay amounts outstanding under our revolving credit facility. See “—Senior unsecured notes” below. In connection with the issuance of the notes, our borrowing base under our revolving credit facility was automatically decreased by $52.5 million to $227.5 million. As of February 7, 2014, we had $90.3 million outstanding under our revolving credit facility. See “—Revolving Credit Facility” below.

We plan to continue our practice of entering into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations. Under this strategy, we intend to continue our historical practice of entering into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 50% to 60% of our projected oil production over a one-to-three year period at a given point in time, although we may from time to time hedge more or less than this approximate range.

If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures and/or fund a portion of our capital expenditures using borrowings under our credit facilities, issuances of debt and equity securities or from other sources, such as asset sales. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by the covenants in our credit facilities. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Predecessor
	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(in thousands)
Net cash provided by operating activities	$16,031	$5,025	$14,976	$31,343
Net cash used in investing activities	(15,654)	(89,539)	(61,539)	(190,782)
Net cash provided by financing activities	19,729	74,245	31,313	164,580

Net cash provided by operating activities was approximately $16.0 million, $5.0 million, $15.0 million and $31.3 million for the years ended December 31, 2011 and 2012 and nine months ended September 30, 2012 and 2013, respectively. Revenues increased for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, and therefore our net cash provided by operating activities were consistent during that same period. Revenues increased for the year ended December 31, 2012 as compared to the year ended December 31, 2011, and therefore our net cash provided by operating activities increased during that same period. Cash provided by operating activities is impacted by the prices received for oil and natural gas sales and levels of production volumes. Our production volumes in the future will in large part be dependent upon the dollar amount and results of future capital expenditures. Future levels of capital expenditures made by us may vary due to many factors, including drilling results, oil and natural gas prices, industry conditions, prices and availability of goods and services and the extent to which proved properties are acquired.

Net cash used in investing activities was approximately $15.7 million, $89.5 million, $61.5 million and $190.8 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively. The increased amount of cash used in investing activities in the year ended December 31, 2012 was due to additional rigs operating during 2012 over 2011. The increase in the amount of cash used in investing activities in the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 is due to drilling higher working interest wells and more active leasing.

Net cash provided by financing activities was approximately $19.7 million, $74.2 million, $31.3 million and $164.6 million for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, respectively. For the nine months ended September 30, 2013, the cash used in financing activities was primarily related to new borrowings under our credit facilities in addition to the $73.5 million equity investment that was closed in June 2013. For the nine months ended September 30, 2012, the cash provided by financing activities included primarily our borrowings under our long-term debt facilities. For 2011 and 2012, the cash provided by financing activities included borrowings under long-term debt.

Working Capital

Our working capital totaled ($13.1) million, ($10.0) million and $3.6 million at September 30, 2013, December 31, 2012 and December 31, 2011, respectively. Our collection of receivables has historically been timely, and losses associated with uncollectible receivables have historically not been significant. Our cash balances totaled $18.8 million, $13.7 million and $23.9 million at September 30, 2013, December 31, 2012 and December 31, 2011, respectively. Due to the amounts that accrue related to our drilling program, we may incur working capital deficits in the future. We expect that our cash flows from operating activities and availability under our credit agreement after application of the estimated net proceeds from this offering, as described under “Use of Proceeds,” will be sufficient to fund our working capital needs. We expect that our pace of development, production volumes, commodity prices and differentials to NYMEX prices for our oil and natural gas production will be the largest variables affecting our working capital.

Revolving Credit Facility

On October 21, 2013, we entered into an amended and restated first lien revolving credit facility with Wells Fargo Bank, National Association, as administrative agent (“Administrative Agent”), and a syndicate of lenders with a maximum revolving credit facility of $750 million and a sublimit for letters of credit of $2.5 million.

Our revolving credit facility is secured by liens on substantially all of our properties and guarantees from Parsley and our subsidiaries. The revolving credit facility contains restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness;

•	sell assets;

•	make loans to others;

•	make investments;

•	enter into mergers;

•	make or declare dividends;

•	hedge future production or interest rates;

•	incur liens; and

•	engage in certain other transactions without the prior consent of the lenders.

The amount available to be borrowed under our revolving credit facility is subject to a borrowing base that is redetermined semi-annually each March and September, with such redetermination effective each April and October, respectively, and depends on the volumes of our proved oil and gas reserves and estimated cash flows from these reserves and other information deemed relevant by the Administrative Agent. As of September 30, 2013, our borrowing base was $175.0 million, and we had $145.0 million outstanding under our revolving credit facility. After a reduction attributed to increasing the second lien facility on October 21, 2013, the borrowing base was $143.8 million. Our borrowing base was increased to $280.0 million as a result of our October 2013 redetermination. In connection with the issuance of $400 million of senior unsecured notes on February 5, 2014, our borrowing base was automatically decreased by $52.5 million to $227.5 million. The next redetermination is scheduled to take effect on April 1, 2014. As of February 7, 2014, we had $90.3 million outstanding under our revolving credit facility. See “—Senior Unsecured Notes” below. The revolving credit facility matures on September 10, 2018.

Principal amounts borrowed are payable on the maturity date, and interest is payable quarterly for alternate base rate loans and at the end of the applicable interest period for Eurodollar loans. We have a choice of borrowing in Eurodollars or at the alternate base rate. Eurodollar loans bear interest at a rate per annum equal to an adjusted LIBO rate (equal to the product of: (a) the LIBO rate, multiplied by (b) a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (expressed as a decimal) on such date at which the Administrative Agent is required to maintain reserves on ‘Eurocurrency Liabilities’ as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System) plus an applicable margin ranging from 150 to 250 basis points, depending on the percentage of our borrowing base utilized. Alternate base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank’s reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the adjusted LIBO rate (as calculated above) plus 100 basis points, plus an applicable margin ranging from 50 to 150 basis points, depending on the percentage of our borrowing base utilized. As of September 30, 2013, borrowings and letters of credit outstanding under our revolving credit facility had a weighted average interest rate of 2.44%. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

Our first lien revolving credit facility also requires us to maintain the following financial ratios:

•

a current ratio, which is the ratio of our consolidated current assets (includes unused commitments under the first lien revolving credit facility and unrestricted cash and excludes certain derivative assets) to our consolidated current liabilities (excludes obligations under the first lien revolving credit facility and certain derivative assets), of not less than 1.0 to 1.0 as of the last day of any fiscal quarter; and

•

a minimum interest coverage ratio, which is the ratio of EBITDAX (as defined in our first lien revolving credit facility) to consolidated interest expense, of not less than 2.5 to 1.0 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date; provided that for the fiscal quarters ending September 30, 2013, December 31, 2013 and March 31, 2014, EBITDAX and consolidated interest expense for the relevant period shall be deemed to equal EBITDAX or consolidated interest expense, as applicable, for the three, six or nine-month period then ending, as applicable, multiplied by 4, 2 and 4/3, respectively.

We were in compliance with such covenants and ratios as of September 30, 2013.

Senior unsecured notes

On February 5, 2014, Parsley LLC and Parsley Finance Corp. issued $400 million of 7.5% senior unsecured notes (the “Notes”) due February 15, 2022. Interest is payable on the Notes semi-annually in arrears on each February 15 and August 15, commencing August 15, 2014. The Notes are guaranteed on a senior unsecured basis by our subsidiaries other than Parsley LLC and Parsley Finance Corp. The issuance of these notes resulted in net proceeds, after discounts and offering expenses, of approximately $391 million, $198.5 million of which was used to repay all outstanding borrowing under our second lien credit facility and $174.8 million of which was used to repay amounts outstanding under our revolving credit facility.

At any time prior to February 15, 2017, we may redeem up to 35% of the Notes at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the proceeds of certain equity offerings so long as the redemption occurs within 120 days of completing such equity offering and at least 65% of the aggregate principal amount of the Notes remains outstanding after such redemption. Prior to February 15, 2017, we may redeem some or all of the Notes for cash at a redemption price equal to 100% of their principal amount plus an applicable make-whole premium and accrued and unpaid interest to the redemption date. On and after February 15, 2017, we may redeem some or all of the Notes at redemption prices (expressed as percentages of principal amount) equal to 105.625% for the twelve-month period beginning on February 15, 2017, 103.750% for the twelve-month period beginning February 15, 2018, 101.875% for the twelve-month period beginning on February 15, 2019 and 100.00% beginning on February 15, 2020, plus accrued and unpaid interest to the redemption date.

The indenture governing the Notes restricts our ability and the ability of certain of our subsidiaries to, among other things: (i) incur or guarantee additional indebtedness or issue certain types of preferred stock; (ii) pay dividends on capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness; (iii) transfer or sell assets; (iv) make investments; (v) create certain liens; (vi) enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us; (vii) consolidate, merge or transfer all or substantially all of our assets; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications. If at any time when the Notes are rated investment grade by either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services and no default or event of default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended. If the ratings on the Notes decline subsequently to below investment grade, the suspended covenants will be reinstated.

Capital Requirements and Sources of Liquidity

Our projected 2014 capital budget for drilling and completion is $396.1 million for an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells. Our capital budget excludes acquisitions. Substantially all of our capital budget will be spent in the Midland Basin. During the nine months ended September 30, 2013, our aggregate drilling and completion capital expenditures were $177.0 million, excluding acquisitions, and we estimate that we have spent approximately $60.9 million, excluding acquisitions, during the fourth quarter of 2013.

However, the amount and timing of these 2014 capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned 2014 capital expenditures depending on a variety of factors, including, but not limited to, the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other working interest owners. A deferral of planned capital expenditures, particularly with respect to drilling and completing new wells, could result in a reduction in anticipated production and cash flows. Additionally, if we curtail our drilling program, we may lose a portion of our acreage through lease expirations. See “Business – Developed and Undeveloped Acreage.” In addition, we may be required to reclassify some portion of our reserves currently booked as proved undeveloped reserves if such a deferral of planned capital expenditures means we will be unable to develop such reserves within five years of their initial booking.

Historically, our predecessor’s primary sources of liquidity have been cash flows from operations, borrowings under Parsley LLC’s credit facilities and equity provided by investors, including our management team and NGP. To date, our predecessor’s primary use of capital has been for the development and exploration of oil and natural gas properties and increasing our acreage position. Our future successes in growing proved reserves and production will be highly dependent on the capital resources available to us. As we pursue reserve and production growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. Based upon current oil and natural gas price expectations for 2014, following the closing of this offering and the consummation of the transactions described under “Corporate Reorganization,” we believe that our cash flow from operations, proceeds of this offering and borrowings under our revolving credit facility will be sufficient to fund our operations through 2014. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and significant additional capital expenditures will be required to more fully develop our properties. For example we expect a portion of our future capital expenditures to be financed with cash flows from operations derived from wells drilled in drilling locations not associated with proved reserves on our September 30, 2013 reserve report. The failure to achieve anticipated production and cash flows from operations from such wells could result in a reduction in future capital spending. We cannot assure you that operations and other needed capital will be available on acceptable terms or at all. Further, our capital expenditure budget for 2014 does not allocate any amounts for leasehold interest and additions to our properties. In the event we make additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we require additional capital for that or other reasons, we may seek such capital through traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales, offerings of debt and equity securities or other means. We cannot assure you that needed capital will be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current drilling programs, which could result in a loss of acreage through lease expirations. In addition, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves.

Contractual Obligations

A summary of our predecessor’s contractual obligations as of December 31, 2012 is provided in the following table.

	Predecessor
	Payments Due by Period For the Year Ended December 31,
	2013	2014	2015	2016	2017	Thereafter	Total
	(in thousands)
First Lien Obligations
Revolving Credit Facility(1)	$—	$38,000	$—	$—	$—	$—	$38,000
Term Loan	6,750	6,750	6,750	6,188	—	—	26,438
Second Lien Credit Facility(2)	—	—	—	55,225	—	—	55,225
Office and equipment leases	380	470	442	375	385	1,130	3,182
Asset retirement obligations(3)	—	218	53	—	—	1,587	1,858

Total	$7,130	$45,438	$7,245	$61,788	$385	$2,717	$124,703

(1)	This table does not include future commitment fees, amortization of deferred financing costs, interest expense or other fees on Parsley’s first lien revolving credit facility because obligations thereunder are floating rate instruments and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged. To the extent the second lien credit facility has not been repaid by October 1, 2016, the maturity on our first lien revolving facility accelerates to October 1, 2016.
(2)	This table does not include future commitment fees, amortization of deferred financing costs, interest expense or other fees on Parsley’s second lien credit facility because obligations thereunder are floating rate instruments and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.
(3)	Amounts represent estimates of our predecessor’s future asset retirement obligations. Because these costs typically extend many years into the future, estimating these future costs requires management to make estimates and judgments that are subject to future revisions based upon numerous factors, including the rate of inflation, changing technology and the political and regulatory environment.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil, natural gas and NGLs production. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and this volatility is expected to continue in the future. The prices we receive for our oil, natural gas and NGLs production depend on many factors outside of our control, such as the strength of the global economy.

To reduce the impact of fluctuations in oil prices on our revenues, our predecessor periodically enters into commodity derivative contracts with respect to certain of our oil production through various transactions that limit the downside of future prices received. We seek to hedge approximately 50% to 60% of our expected oil production on a rolling 24 to 36 month basis. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flow from operations. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil prices at targeted levels and to manage our exposure to oil price fluctuations. See “—Overview—Realized Prices on the Sale of Oil, Natural Gas and NGLs.”

Counterparty and Customer Credit Risk

Our oil derivative contracts expose us to credit risk in the event of nonperformance by counterparties. While our predecessor does not require our counterparties to our derivative contracts to post collateral, our predecessor does evaluate the credit standing of such counterparties as it deems appropriate. This evaluation includes reviewing a counterparty’s credit rating and latest financial information. We plan to continue to evaluate the credit standings of our counterparties in a similar manner. A portion of our predecessor’s derivative contracts currently in place are lenders under Parsley LLC’s credit facilities, with investment grade ratings.

Our principal exposures to credit risk are through receivables resulting from joint interest receivables and receivables from the sale of our oil and natural gas production due to the concentration of its oil and natural gas receivables with several significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit quality of our customers is high. In addition, Parsley maintains the ability to net revenue payments to joint interest owners for those not paying their joint interest billings.

Joint operations receivables arise from billings to entities that own partial interests in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we intend to drill. We have little ability to control whether these entities will participate in our wells.

Interest Rate Risk

At September 30, 2013, we had $212.1 million of variable-rate debt outstanding, with a weighted average interest rate of LIBOR plus 5.80%, or 6.42%, including incorporation of the second lien LIBOR floor of 1.00%. Assuming no change in the amount outstanding, the impact on interest expense of a 1% increase or decrease in the average interest rate would be approximately $2.1 million per year. We may begin entering into interest rate swap arrangements on a portion of our outstanding debt to mitigate the risk of fluctuations in LIBOR. See “—Liquidity and Capital Resources—Our Credit Facilities.”

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. See Note 3 of the notes to the audited consolidated financial statements included elsewhere in this prospectus for an expanded discussion of our significant accounting policies and estimates made by management.

Successful Efforts Method of Accounting for Oil and Natural Gas Activities

Oil and natural gas exploration and development activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive.

The provision for DD&A of oil and natural gas properties is calculated on a reservoir basis using the unit-of-production method. All capitalized well costs and leasehold costs of proved properties are amortized on a unit-of-production basis over the remaining life of proved developed reserves and total proved reserves, respectively. Natural gas is converted to barrel equivalents at the rate of six thousand cubic feet of natural gas to one barrel of oil. The calculation for the unit-of-production DD&A method takes into consideration estimated future dismantlement, restoration and abandonment costs, which are net of estimated salvage values.

On the sale of a complete or partial unit of a proved property or pipeline and related facilities, the cost and related accumulated depreciation, depletion, and amortization are removed from the property accounts, and any gain or loss is recognized.

Expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition are expensed as incurred. Major betterments, replacements and renewals are capitalized to the appropriate property and equipment accounts. Estimated dismantlement and abandonment costs for oil and natural gas properties are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves.

Unproved properties consist of costs incurred to acquire unproved leases, or lease acquisition costs. Unproved lease acquisition costs are capitalized until the leases expire or when we specifically identify leases that will revert to the lessor, at which time we expense the associated unproved lease acquisition costs. The expensing of the unproved lease acquisition costs is recorded as impairment expense in our Consolidated Statement of Operations. Lease acquisition costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis.

For sales of entire working interests in unproved properties, gain or loss is recognized to the extent of the difference between the proceeds received and the net carrying value of the property. Proceeds from sales of partial interests in unproved properties are accounted for as a recovery of costs unless the proceeds exceed the entire cost of the property.

Future Development Costs

Future development costs include costs incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. We develop estimates of these costs for each of our properties based upon their geographic location, type of production structure, well depth, currently available procedures and ongoing consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development costs on an annual basis.

Asset Retirement Obligations

We have significant obligations to remove tangible equipment and facilities associated with our oil and gas wells and our gathering systems, and to restore land at the end of oil and gas production operations. Our removal and restoration obligations are associated with plugging and abandoning wells and our gathering systems. Estimating the future restoration and removal costs is difficult and requires us to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Inherent in the present value calculations are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlements and changes in the legal, regulatory, environmental and political environments.

Allocation of Purchase Price in Business Combinations

As part of our business strategy, we periodically pursue the acquisition of oil and natural gas properties. The purchase price in an acquisition is allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, which may occur many months after the announcement date. Therefore, while the consideration to be paid may be fixed, the fair value of the assets acquired and liabilities assumed is subject to change during the period between the announcement date and the acquisition date. Our most significant estimates in our allocation typically relate to the value assigned to future recoverable oil and natural gas reserves and unproved properties. As the allocation of the purchase price is subject to significant estimates and subjective judgments, the accuracy of this assessment is inherently uncertain.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-11, “Disclosures About Offsetting Assets and Liabilities” (“ASU 2011-11”). ASU 2011-11 amends the disclosure requirements on offsetting assets and liabilities by requiring improved information about financial instruments and derivative instruments that have a right of offset or are subject to an enforceable master netting arrangement or similar agreement. This information will enable users of a company’s financial statements to evaluate the effect or potential effect of netting arrangements on a company’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. We are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. We will provide the disclosures required by those amendments retrospectively for all comparative periods presented for the first quarter 2013.

In June 2011, the FASB issued Accounting Standards Update 2011-5, “Presentation of Comprehensive Income” (“ASU 2011-5”). The FASB has issued new guidance for how companies must present other comprehensive income (“OCI”) and its components in their financial statements. The guidance applies to all companies that report items of OCI but perhaps is most relevant for companies that have historically presented components of OCI as part of their statement of changes in shareholders’ equity which is no longer an option available under this guidance. ASU 2011-5 is intended to increase the prominence of items that are recorded in OCI and improve comparability and transparency in financial statements and allow for a more prominent evaluation of the effect of OCI on a company’s overall performance. The new guidance described in ASU 2011-05 will supersede the presentation options in Topic 220 (previously known as Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income). The guidance, however, affects only the presentation of OCI, not the components that must be reported in OCI. ASU 2011-5 is effective for private companies for annual periods beginning after Dec. 15, 2012, and interim and annual periods thereafter. We adopted ASU 2011-5 beginning in the first quarter 2013.

In December 2010, the FASB issued Accounting Standards Update 2010-29, “Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 clarifies that when presenting comparative pro forma financial statements in conjunction with business combination disclosures, revenue and earnings of the combined entity should be presented as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. In addition, the update requires a description of the nature and amount of material, nonrecurring pro forma adjustments included in pro forma revenue and earnings that are directly attributable to the business combination. This update is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period after December 15, 2010. As ASU 2010-29 relates to disclosure requirements, there will be no impact on our financial condition or results of operations.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended 2012 and 2011. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and we tend to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and gas prices increase drilling activity in our areas of operations.

Off-Balance Sheet Arrangements

Currently, neither we nor our predecessor have off-balance sheet arrangements.

BUSINESS

Our Company

We are an independent oil and natural gas company focused on the acquisition, development, and exploitation of unconventional oil and natural gas reserves in the Permian Basin. The Permian Basin is located in West Texas and Southeastern New Mexico and is comprised of three primary sub-areas: the Midland Basin, the Central Basin Platform and the Delaware Basin. These areas are characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Our properties are primarily located in the Midland and Delaware Basins and our activities have historically been focused on the vertical development of the Spraberry and Wolfberry resource plays of the Midland Basin. Our vertical wells in the area are drilled into stacked pay zones that include the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline), Strawn, Atoka and Mississippian formations. We intend to supplement our vertical development drilling activity with horizontal wells targeting various stacked pay intervals in the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales.

We began operations in August 2008 when we acquired the operator rights to wells producing from the Spraberry Trend in the Midland Basin from Joe Parsley, a co-founder of Parker and Parsley. As of September 30, 2013, we continue to operate 109 gross (three net) of these wells. Excluding those legacy 109 gross wells, as of September 30, 2013 we had an average working interest of 50% in 359 gross producing wells. In total, we have interests in 468 gross (183 net) producing wells, all of which are in the Midland Basin and 99% of which we operate. Since our inception, we have leased or acquired 94,449 net acres in the Permian Basin, approximately 76% of which is in the Midland Basin. Since we commenced our drilling program in November 2009, we have operated up to 10 rigs simultaneously and have averaged nine operated rigs for the 12 months prior to September 30, 2013. Driven by our large-scale drilling program in the core of the Midland Basin, we have grown our net average daily production to over 6,370 Boe/d for the 30 days ended September 30, 2013, substantially all of which is organic growth from wells we have drilled. We are currently operating eight vertical drilling rigs and one horizontal drilling rig and expect to operate seven to eight vertical rigs and increase to three horizontal rigs during 2014.

We intend to grow our reserves and production through the development, exploitation and drilling of our multi-year inventory of identified potential drilling locations. As of September 30, 2013, we have identified 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 potential horizontal drilling locations on our existing acreage, excluding our Gaines County and Delaware Basin acreage. As we expand our drilling program to our undeveloped Midland Basin acreage in Gaines County and our Delaware Basin acreage, we expect to identify additional vertical and horizontal drilling locations. In addition to our vertical drilling program in the Midland Basin, we have spud one horizontal well in the Wolfcamp B interval across North Upton and Southern Midland Counties during the fourth quarter of 2013 and reached total depth in January 2014. We expect to commence our vertical drilling program in the Delaware Basin during the first quarter of 2014 with the drilling of three vertical appraisal wells. We believe our acreage in the Delaware Basin may also benefit from the application of horizontal drilling and completion techniques. We expect to supplement organic growth from our drilling program by proactively leasing additional acreage and selectively pursuing acquisitions that meet our strategic and financial objectives, with an emphasis on oil-weighted reserves in the Midland Basin.

Our projected 2014 capital budget for drilling and completion is $396.1 million for an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells. Our capital budget excludes acquisitions. We anticipate that substantially all of our 2014 capital budget will be directed toward the Midland Basin. During the nine months ended September 30, 2013, our aggregate drilling and completion capital expenditures were $177.0 million, excluding acquisitions, and we estimate that we have spent approximately $60.9 million, excluding acquisitions, during the fourth quarter of 2013. We expect the average working interest in wells we drill during 2014 will be approximately 75% to 80%.

The amount and timing of these capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including but not limited to the success of our drilling activities, prevailing and anticipated prices for oil and natural gas, the availability of necessary equipment, infrastructure and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions, drilling and acquisition costs and the level of participation by other interest owners.

We measure the expected return of our wells based on estimated ultimate recovery (“EUR”) and the related costs of acquisition, development and production. Based on estimates prepared by NSAI, as of September 30, 2013, our proved undeveloped vertical locations in Upton, Midland and Martin Counties and our Other Operating Areas have average EURs of 269 MBoe (121 MBbls of oil, 420 MMcf of natural gas and 78 MBbls of NGLs), 185 MBoe (110 MBbls of oil, 214 MMcf of natural gas and 40 MBbls of NGLs), 119 MBoe (89 MBbls of oil, 84 MMcf of natural gas and 16 MBbls of NGLs) and 142 MBoe (89 MBbls of oil, 153 MMcf of natural gas and 28 MBbls of NGLs), respectively. These estimates assume average 30-day initial production rates of 173 Boe/d (78 Bbls/d of oil, 272 Mcf/d of natural gas and 50 Bbls/d of NGLs), 119 Boe/d (71 Bbls/d of oil, 138 Mcf/d of natural gas and 25 Bbls/d of NGLs), 76 Boe/d (57 Bbls/d of oil, 54 Mcf/d of natural gas and 10 Bbls/d of NGLs) and 79 Boe/d (49 Bbls/d of oil, 85 Mcf/d of natural gas and 16 Bbls/d of NGLs), respectively, which is consistent with the performance of our existing producing wells in these areas. We have no proved undeveloped locations on our Gaines County (Midland Basin) or Delaware Basin properties. To date, the average drilling and completion cost for the 308 vertical development wells we have drilled and placed on production in Upton, Midland and Martin Counties and our Other Operating Areas is $1.95 million, $1.95 million, $1.80 million and $1.80 million, respectively. The average 30-day initial production rate for all of the wells we drilled during the third quarter of 2013 was 168 Boe/d (comprised of 105 Bbls/d of oil and 378 Mcf/d of natural gas, which includes NGLs). Please see “Prospectus Summary—Recent Developments—Recent Well Results.”

The following table summarizes our acreage and technically identified drilling locations in the Permian Basin as of September 30, 2013:

	Net Acreage	Identified Drilling Locations(1)			Vertical Drilling Inventory (Years(4))
		Vertical(2)		Horizontal(3)
County		80-and 40-acre	20-acre
Upton	24,655	524	657	691	—
Midland	5,400	147	237	18	—
Martin	3,077	170	279	44	—
Other Operating Areas(5)	61,317	360	322	205	—

Total Permian Basin	94,449	1,201	1,495	958	19.0 years

(1)	We have estimated our drilling locations based on well spacing assumptions for the areas in which we operate and other criteria. The drilling locations on which we actually drill will depend on the availability of capital, regulatory approvals, commodity prices, costs, actual drilling results and other factors. Any drilling activities we are able to conduct on these identified locations may not be successful and may not result in our adding additional proved reserves to our existing proved reserves. See ‘‘Risk Factors—Our identified drilling locations are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.”
(2)

Our total identified vertical drilling locations include 475 vertical locations on 80- and 40- acre spacing associated with proved undeveloped reserves as of September 30, 2013. Of these 475 vertical locations, 169 are in Upton County, 90 are in Midland County, 138 are in Martin County and 78 are in our Other Operating Areas. The remaining 726 vertical drilling locations on 80- and 40- acre spacing and the 1,495 vertical drilling locations on 20-acre spacing were identified by our engineering and geoscience staff but as of yet have no associated proved reserves.

(3)	Our target horizontal location count implies 724’ to 870’ between well spacing which is equivalent to five to six wells per 640-acre section per prospective interval. The ultimate spacing may be less than these amounts, which would result in a higher location count, or greater than these amounts, which would result in a lower location count.
(4)	Based on spud to release times consistent with our 2013 drilling program and a continuous seven-rig vertical drilling program.
(5)	We have identified drilling locations on our acreage in Andrews, Dawson, Howard, Glasscock and Reagan Counties. We have not identified any drilling locations at this time on our substantial leasehold positions in the Delaware Basin and in Gaines County in the Midland Basin, due to our limited operating history in the area.

We believe the experience gained from our historical vertical drilling program and the information obtained from the results of extensive industry drilling across the Permian Basin have reduced the geological risk and uncertainty associated with drilling vertical wells on our acreage. Our horizontal drilling program is intended to further capture the upside potential that may exist on our properties and increase our well performance and recoveries as compared to drilling vertical wells alone.

As of September 30, 2013, our estimated proved oil and natural gas reserves were 33.8 MMBoe based on a reserve report prepared by NSAI, our independent reserve engineers. Our proved reserves are approximately 58% oil, 20% natural gas liquids, 22% natural gas and 56% proved developed.

The following table provides a summary of selected operating information for our properties in each of the basins within which we operate. All information is as of September 30, 2013 except as otherwise noted.

	Net Acreage	Estimated Total Proved Reserves(1)					Average Net Daily Production (Boe/d)(3)	R/P Ratio (Years)(4)
		Oil (MMBbls)	NGLs (MMBbls)	Natural Gas (Bcf)	Total (MMBoe)	% Liquids(2)
Midland Basin	72,149	19.485	6.780	45.276	33.811	77.7	6,370	14.5
Delaware Basin	22,300	—	—	—	—	—	—	—

Total	94,449	19.485	6.780	45.276	33.811	77.7	6,370	14.5

(1)	Our estimated net proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance.
(2)	Includes both oil and NGLs.
(3)	30 days ending September 30, 2013. Represents 3,484, Bbls/d of crude oil and 17,316 MMcf/d of natural gas, which includes NGLs. NGLs production and sales are included in our natural gas production and sales.
(4)	Represents the number of years proved reserves would last assuming production continued at the average rate for the 30 days ended September 30, 2013. Because production rates naturally decline over time, the R/P Ratio may not be a useful estimate of how long properties should economically produce.

Our Business Strategy

Our business strategy is to increase shareholder value through the following:

•

Grow reserves, production and cash flow by exploiting our liquids rich resource base. We intend to selectively develop our acreage base in an effort to maximize its value and resource potential. We intend to pursue drilling opportunities that offer competitive returns that we consider to be low risk based on production history and industry activity in the area, and repeatable as a result of well-defined geological structures over a large area. Through the conversion of our resource base to developed reserves, we will seek to increase our reserves, production and cash flow while generating favorable returns on invested capital. As of September 30, 2013, we have identified 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 potential horizontal drilling locations on our existing acreage, excluding our Gaines County (Midland Basin) and Delaware Basin acreage. As we expand our drilling program to our undeveloped Gaines County (Midland Basin) and Delaware Basin acreage, we expect to identify additional vertical and horizontal drilling locations on those properties.

•

Optimize our low risk vertical drilling program and capture potential horizontal development opportunities. Our large scale drilling program has historically focused on optimizing our vertical drilling and completion techniques across our Midland Basin acreage. We intend to continue drilling on 80-acre spacing to hold leases by production and to conduct infill drilling on 40-acre downspacing, which generally increases the recovery factor per section and enhances returns because infrastructure is typically in place. We believe opportunities for increased well density exist across our acreage base for both our horizontal and vertical drilling programs and that horizontal drilling may be economical in areas where vertical drilling is currently not economical or logistically viable. We intend to target multiple benches within the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales with horizontal wells and believe our horizontal drilling program may significantly increase our recoveries per section as compared to drilling vertical wells alone.

•

Improve operational and cost efficiency by maintaining control of our production. We currently operate approximately 99% of the wells in which we have an interest and intend to maintain operational control of substantially all of our producing properties. We believe that retaining control of our production will enable us to increase recovery rates, lower well costs, improve drilling performance, and increase ultimate hydrocarbon recovery through optimization of our drilling and completion techniques. Our management team regularly evaluates our operating results against those of other operators in the area in an effort to improve our performance and implement best practices. We have reduced the average time from spud to rig release for our vertical Spraberry and Wolfberry wells from approximately 17 days during 2012 to approximately 15 days in the third quarter of 2013. Our average total depth of wells drilled in 2013 through September 30, 2013 was 11,082 feet. We have also reduced our total drilling, completion, and facilities costs from a peak average of $2.4 million per well in the first quarter of 2012 to an average of $2.2 million per well in the second quarter of 2013. This decrease was driven primarily by a reduction in hydraulic fracturing costs and efficiencies gained through economies of scale over this time period.

•

Pursue additional leasing and strategic acquisitions. We intend to focus primarily on increasing our acreage position through leasing in the Midland Basin, while selectively pursuing other acquisition opportunities that meet our strategic and financial objectives. Our acreage position extends through what we believe is the stacked pay core of the Midland Basin and we believe we can economically and efficiently add and integrate additional acreage into our current operations. We have a proven history of acquiring leasehold positions in the Permian Basin that have substantial oil-weighted resource potential and believe our management team’s extensive experience operating in the Midland Basin provides us with a competitive advantage in identifying leasing opportunities and acquisition targets and evaluating resource potential.

•

Maintain financial flexibility. We intend to maintain a conservative financial position to allow us to develop our drilling, exploitation and exploration activities and maximize the present value of our oil-weighted resource potential. We intend to fund our growth with cash flow from operations, liquidity under our revolver and access to capital markets over time. After giving effect to this offering and the use of the proceeds therefrom, we will have $         million of liquidity, with $         million of cash and cash equivalents and $         million of available borrowing capacity under our revolving credit facility of $750 million that had a borrowing base of $227.5 million as of February 7, 2014. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to hedge approximately 50% to 60% of our expected oil production on a rolling 24 to 36 month basis, reducing our exposure to downside commodity price fluctuations and enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Our Strengths

We believe that the following strengths will help us achieve our business goals:

•

Liquids rich, multi-year vertical drilling inventory in the core of one of North America’s leading oil resource plays. All of our leasehold acreage is located in one of the most prolific resource plays in North America, the Permian Basin in West Texas. The majority of our current properties in the Midland Basin are positioned in what we believe to be the stacked pay core of the Spraberry and Wolfberry Trends. We have identified a multi-year inventory of potential drilling locations for our oil-weighted reserves that we believe provides attractive growth and return opportunities. We view our identified vertical drilling inventory in the Midland Basin as substantially “de-risked” based on our extensive drilling and production history in the area and well-established industry activity surrounding our acreage. As of September 30, 2013, our estimated net proved reserves consisted of approximately 58% oil, 20% natural gas liquids and 22% natural gas.

•

Extensive horizontal development potential. We believe there are a significant number of horizontal locations on our acreage that will allow us to target the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline) and Atoka shales. In addition, based on our analysis of data acquired through our vertical drilling program and the activities of offset operators, we believe that multiple benches contained within our acreage may have significant resource potential, which could substantially increase the ultimate hydrocarbon recovery of each surface acre we have under leasehold. Excluding our Gaines County and Delaware Basin acreage, we had 958 identified potential horizontal drilling locations as of September 30, 2013. During 2013, we spud our first horizontal well in the Wolfcamp B interval across North Upton and Southern Midland Counties and plan to ramp up to three horizontal rigs throughout 2014. We currently expect to drill 21 additional gross (15 net) horizontal wells during 2014. As we continue to expand our vertical drilling program to our undeveloped acreage in Gaines County and the Delaware Basin, we expect to identify additional horizontal drilling locations.

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Incentivized management team with substantial technical and operational expertise. Our management team has a proven track record of executing on multi-rig development drilling programs and extensive experience in the Spraberry and Wolfberry Trends of the Permian Basin. Our chief executive officer, Bryan Sheffield, is a third generation oil and gas executive, and our management team has previous experience at Parker and Parsley, Concho and Pioneer. We have also assembled a technical team that includes six petroleum engineers and two geologists, which we believe will be of strategic importance as we continue to expand our future exploration and development plans. After giving effect to this offering, our management team will hold approximately     % of our ownership interest and will be our largest shareholder group. We believe our management team’s significant ownership interest provides meaningful incentive to increase the value of our business for the benefit of all shareholders.

•

Operating control over approximately 99% of our production. As of September 30, 2013, we operated approximately 99% of the wells in which we have an interest. We believe that maintaining control of our production enables us to dictate the pace of development and better manage the cost, type and timing of exploration, exploitation and development activities Our leasehold position is comprised primarily of properties that we operate and, excluding our Gaines County (Midland Basin) and Delaware Basin acreage, includes an estimated 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 identified potential horizontal drilling locations.

•

Conservative balance sheet. We expect to maintain financial flexibility that will allow us to develop our drilling activities and selectively pursue acquisitions. After consummation of the transactions contemplated by this prospectus, we expect to have $         million in debt outstanding under our revolving credit facility and $         million of available borrowing capacity under our borrowing base. We believe this borrowing capacity, along with our cash flow from operations, will provide us with sufficient liquidity to execute on our current capital program.

Our History

We commenced operations in August 2008 as the contract operator of 109 legacy wells which we currently operate that were drilled in the Spraberry Trend by Parker and Parsley, one of the first movers in the Permian Basin. At the time we commenced operations, we did not have a working interest in any of these legacy wells. In 2009, we began to acquire leasehold acreage and drilled and operated wells on this newly-acquired acreage in exchange for small carried interests in the wells. We commenced our drilling program in Upton County in November 2009 with one vertical drilling rig; as of November 30, 2013, we were running eight vertical drilling rigs and one horizontal drilling rig. In 2011, we supplemented our traditional leasing activities through the acquisition of farm out acreage targeting the Spraberry Trend, which allowed us to participate in new wells with a higher working interest. As we continued to acquire additional acreage over time, we began to retain up to 100% of the working interest in new wells being drilled. We also focused on acquiring working interests from our partners. Additionally, we began to supplement our organic growth by strategically acquiring properties from third parties, with a focus on acquiring leasehold with minimal production but high development potential. Through these actions, we steadily increased our average working interest in the wells we operate. As of September 30, 2013, our average working interest in our producing wells, including the 109 legacy wells, is approximately 42%. We expect the average working interest in wells we plan to drill during 2014 will be approximately 75 to 80%.

Our Properties

Our properties are located in the West Texas portion of the Permian Basin. As of September 30, 2013, our acreage position consisted of 94,449 net acres, 72,149 of which are in the Midland Basin and 22,300 of which are in the Delaware Basin, approximately 39% of which is held by production. We believe we can hold substantially all of our acreage through a continuous four-rig vertical drilling program. As of September 30, 2013, we have interests in 468 gross (183 net) producing wells, of which we operate 99%. Of these wells, 308 were drilled by us since initiating our drilling program in November 2009. As of September 30, 2013, we have identified 1,201 80- and 40-acre potential vertical drilling locations and 1,495 20-acre potential vertical drilling locations. Additionally, we have identified 958 potential horizontal drilling locations of which 107 are targeting the Spraberry formation, 167 the Wolfcamp A formation, 164 the Wolfcamp B formation, 164 the Wolfcamp C formation, 160 the Upper Pennsylvanian (Cline) formation and 196 the Atoka formation. We have attributed no drilling locations at this time to our substantial leasehold position in Gaines County and the Delaware Basin due to our limited operating history in the area.

The Permian Basin is an area that extends through multiple counties in Southeast New Mexico and West Texas and covers an area some 250 miles wide and 300 miles long. It is comprised of three main sub-areas, the Delaware Basin, the Central Basin Platform, and the Midland Basin. The Permian Basin is characterized by oil and liquids rich gas production. According to the Texas Railroad Commission, over 29 billion barrels of oil and 75 trillion cubic feet of gas have been produced in the Permian Basin since the first producing well was drilled in 1921 in Mitchell County. Historically, conventional reservoirs have been targeted and successfully produced in all three sub-areas. Over the past 30 years, there has been an increase in multi-stage fracturing treatments targeting and commingling production from multiple tight, stacked pay, unconventional formations. With the advent of horizontal drilling and the application of multi-stage fracture treatments within one horizontal well bore, activity has increased drastically targeting one unconventional formation at a time for production.

Midland Basin

Throughout the middle and late Pennsylvanian period, the Midland Basin was a very shallow and generally poorly defined area dominated by marine shale and limestone deposition. Organic content of the marine shale increased as the basin slowly subsided. Tectonic uplift of the Central Basin Platform and coincident emergence of the Eastern Shelf during the early Permian period brought greater definition to the Midland Basin as a distinct physiographic feature. Slow subsidence and basin filling with organic shale and limestones continued to dominate deposition. During middle Permian period more emergent surrounding shelf areas to the northwest and south-southwest contributed thick volumes of clastic sand that molded with the shale and limestones and formed the widespread Spraberry formation throughout the Permian Basin. In the later Permian time period, there was basin-wide infilling and subsequent burial with massive evaporate deposition.

The Midland Basin has historically been characterized by production from its most prolific field, the Spraberry Trend Area. The Spraberry Trend Area has been heavily drilled since the discovery of the Seaboard No. 2-D Lee well in Dawson County in 1949. The field stretches over 150 miles North to South and over 75 miles East to West. According to Texas Railroad Commission, over 1.1 billion barrels of oil have been produced in this field alone as of March 2013. Additionally, activity targeting the deeper Wolfcamp formation increased dramatically after Henry Petroleum started drilling fully through the Wolfcamp formation in the early 2000s. In the late 2000s and early 2010s, many operators, including Parsley, had success commingling still deeper production from the Upper Pennsylvanian (Cline), Strawn, and Atoka formations. Concurrently, operators started testing zones singularly with horizontal wells and multi-stage treatments. To date, the majority of these wells in the Midland Basin target the Upper Pennsylvanian and Wolfcamp formations. There have also been successful horizontal tests in the Clearfork, Spraberry, and Atoka formations.

Upton County

As of September 30, 2013, we have 24,655 net acres in Upton County. Approximately 41% of our acreage in Upton County is held by production. We have interests in 175 producing wells in Upton County as of September 30, 2013 and we operate 100% of the wells in which we have an interest. Since initiating our drilling program, we have drilled 140 wells in Upton County. As of September 30, 2013, we have identified 524 80- and 40-acre potential vertical drilling locations and 657 20-acre potential vertical drilling locations in Upton County. Additionally, we have identified 691 potential horizontal drilling locations, of which 65 are targeting the Spraberry formation, 114 the Wolfcamp A formation, 111 the Wolfcamp B formation, 111 the Wolfcamp C formation, 136 the Upper Pennsylvanian (Cline) formation, and 154 are targeting the Atoka formation.

Our acreage in Upton County is located within what we believe to be the core of the Spraberry, Wolfcamp and Atoka stacked pay area within the Midland Basin. The aggregate of the potential producing zones is thickest in our Upton County acreage and we believe there are currently six geologic formations capable of economic production on their own in Upton County. Our acreage generally lies along the basin deep axis. Pressures from the deep formations generally support initial production and allow wells to flow naturally in their early productive life. At a point we deem necessary, generally all wells are subsequently placed on artificial lift. Our primary method of artificial lift in Upton County is a pumping unit and rod pump.

Midland County

As of September 30, 2013, we have 5,400 net acres in Midland County. Approximately 58% of our acreage in Midland County is held by production. We have interests in 90 producing wells in Midland County as September 30, 2013 and we operate 100% of the wells in which we have an interest. Since initiating our drilling program we have drilled 23 wells in Midland County. As of September 30, 2013, we have identified 147 80- and 40-acre potential vertical drilling locations and 237 20-acre potential vertical drilling locations in Midland County. Additionally, we have identified 18 potential horizontal drilling locations, all of which are targeting the Atoka formation.

Our acreage in Midland County is located within what we believe to be the core of the Spraberry, Wolfcamp, and Atoka stacked pay area within the Midland Basin. We believe there are currently six geologic formations capable of economic production on their own in Midland County. Our acreage generally lies along the basin deep axis and just east of the basin deep axis. Pressures from the deep formations generally support initial production and allow wells to flow naturally in their early productive life. At a point we deem necessary, generally all wells are subsequently placed on artificial lift. Our primary method of artificial lift in Midland County is a pumping unit and rod pump.

Martin County

As of September 30, 2013, we have 3,077 net acres in Martin County. Approximately 90% of our acreage in Martin County is held by production. We have interests in 115 producing wells in Martin County as of September 30, 2013 and operate 114, or 99%, of the wells in which we have an interest. Since initiating our drilling program, we have drilled 84 wells in Martin County. As of September 30, 2013, we have identified 170 80- and 40-acre potential vertical drilling locations and 279 20-acre potential vertical drilling locations in Martin County. Additionally, we have identified 44 potential horizontal drilling locations, of which 11 are targeting the Spraberry formation, 11 the Wolfcamp A formation, 11 the Wolfcamp B formation and 11 the Wolfcamp C formation. We currently have no identified drilling locations targeting the Upper Pennsylvanian (Cline) or Atoka Shale in Martin County.

Our acreage in Martin County is located along the Northern portion of historical drilling in the Spraberry, Wolfcamp and Atoka stacked pay area within the Midland Basin. We believe there are currently five geologic formations capable of economic production on their own in Martin County. Our acreage generally lies along the basin deep axis. Wells are generally placed on artificial lift immediately upon completion in Martin County. Our primary method of artificial lift in Martin County is a pumping unit and rod pump.

Other Operating Areas in the Midland Basin

Andrews, Dawson, and Gaines Counties

As of September 30, 2013, we have 32,081 net acres in Andrews, Dawson, and Gaines Counties in the Midland Basin. Less than 5% of our acreage in Andrews, Dawson and Gaines Counties is held by production. We have 17 producing wells in Andrews, Dawson, and Gaines Counties as of September 30, 2013 and we operate 100% of the wells in which we have an interest. Since initiating our drilling program we have drilled 14 wells in Andrews and Dawson Counties. As of September 30, 2013, we have identified 214 80- and 40-acre potential vertical drilling locations and 205 20-acre potential vertical drilling locations on our properties in Andrews and Dawson Counties. We have attributed no drilling locations at this time to our leasehold position in Gaines County due to our limited operating history in the area. Additionally, we have identified 28 potential horizontal drilling locations, of which seven are targeting the Spraberry formation, seven the Wolfcamp A formation, seven the Wolfcamp B formation, seven the Wolfcamp C formation, and none targeting the Upper Pennsylvanian (Cline) formation or Atoka formation. As our operating history and industry activity increases in the area, we expect to identify additional locations.

Our acreage in Andrews, Dawson, and Gaines Counties is located in the Northwestern portion of historical drilling in the Spraberry, Wolfcamp stacked pay area within the Midland Basin. The largest portion of our position is focused in two large acreage blocks in Gaines County. Although current industry activity is limited in the area, we believe it is prospective due to geologic analysis of well logs and depositional environment. We believe there are currently one to three geologic formations capable of economic production in Andrews, Dawson and Gaines Counties. The acreage geometry is favorable for full-scale, long lateral horizontal well development.

Glasscock and Howard Counties

As of September 30, 2013, we have 1,283 net acres in Glasscock and Howard Counties. Approximately 50% of our acreage in Glasscock and Howard Counties is held by production. We have 22 producing wells in Glasscock and Howard Counties as of September 30, 2013 and we operate 20 wells, or 91%, of the wells in which we have an interest. Since initiating our drilling program we have drilled 13 wells in Glasscock and Howard Counties. As of September 30, 2013, we have identified 40 80- and 40-acre potential vertical drilling locations and 50 20-acre potential vertical drilling locations on our properties in Glasscock and Howard Counties. Additionally, we have identified 18 potential horizontal drilling locations, of which three are targeting the Spraberry formation, three the Wolfcamp A formation, three the Wolfcamp B formation, three the Wolfcamp C formation, three the Upper Pennsylvanian (Cline) formation, and three the Atoka formation.

Our acreage in Glasscock and Howard Counties is located in the Eastern portion of historical drilling in the Spraberry, Wolfcamp stacked pay area within the Midland Basin. The largest historical activity in the Upper Pennsylvanian (Cline) formation has been focused in this area. We believe there are currently five to six geologic formations capable of economic production on their own in Glasscock and Howard Counties.

Reagan County

As of September 30, 2013, we have 5,653 net acres in Reagan County. Approximately 54% of our acreage in Reagan County is held by production. We have 47 producing wells in Reagan County as of September 30, 2013 and we operate 100% of the wells in which we have an interest. Since initiating our drilling program we have drilled 37 wells in Reagan County. As of September 30, 2013, we have identified 106 80- and 40-acre potential vertical drilling locations and 67 20-acre potential vertical drilling locations in Reagan County. Additionally, we have identified 159 potential horizontal drilling locations, of which 21 are targeting the Spraberry formation, 32 the Wolfcamp A formation, 32 the Wolfcamp B formation, 32 the Wolfcamp C formation, 21 the Upper Pennsylvanian (Cline) formation, and 21 are targeting the Atoka Formation.

Our acreage in Reagan County is located in the Southeastern portion of historical drilling in the Spraberry, Wolfcamp stacked pay area within the Midland Basin. We believe there are currently five geologic formations capable of economic production on their own in Reagan County. Our acreage in Reagan County is much shallower than the basin deep axis. Wells are generally placed on artificial lift immediately upon completion in Reagan County. Our primary method of artificial lift in Reagan County is a pumping unit and rod pump.

Irion County

As of September 30, 2013 we have eight net acres in Irion County, all of which is held by production. We have two producing wells in Irion County, both of which we do not operate. There are no identified drilling locations associated with this acreage.

Delaware Basin

From the mid-Pennsylvanian period to the early Permian period, the Delaware Basin was a slowly subsiding area that was characterized by shallow marine shales and limestones. Influxes of clastic sands generally occurred as turbidite deposits formed during periodic sea-level changes. Records indicate a rapid deepening of the Delaware Basin relative to the emergent Central Basin Platform, during the early Permian period. Marine shale deposition continued to dominate the basin during this period. Episodic pulses of carbonate and clastic debris and density flows punctuated the shale deposition and eventually became significant reservoirs. Through the late Permian period, the basin became increasingly more clastic dominated as emergent shelf areas to the north shed sands into the basin.

None of our reserves, production or producing well count is attributed to acreage in the Delaware Basin. We hold a leasehold position in 24,710 gross (22,300 net) acres in the Delaware Basin which we call our Trees Ranch Prospect. We believe our leasehold is prospective for Pennsylvanian aged production, based on historical shows and well tests in the Pennsylvanian and Permian (Wolfcamp) aged rocks on our leasehold. We plan to commence a three-well vertical appraisal program with one vertical rig in the first quarter of 2014. Upon evaluating results, we will make a determination as to future development plans.

Central Basin Platform

During mid- to late-Pennsylvanian period the Central Basin Platform was essentially a poorly defined shoal complex consisting of shallow marine carbonates, patch reefs and calcareous shales. Late Pennsylvanian to early Permian tectonic activity marked the emergence of the Central Basin Platform as a major physiographic feature separating the more rapidly subsiding Delaware Basin to the west and the shallower Midland Basin to the east.

Early and middle Permian time was dominated by shallow shelf carbonate and shoal deposition that ultimately became major reservoir systems (Clearfork and San Andres). The interior of the Central Basin Platform, particularly in late Permian Time, was dominated by salt and anhydrite deposition.

None of our reserves, production or producing well count is attributed to acreage on the Central Basin Platform. We hold a leasehold position in 1,920 net acres in Andrews on the platform prospective for Wolfcamp development with shallower conventional targets as potential upside. As of September 30, 2013, we have identified 48 80- and 40-acre potential vertical drilling locations and no horizontal or 20-acre vertical drilling locations.

Production Status

For the 30 days ended September 2013, net production from our Midland Basin acreage was 191.1 MBoe, or an average of 6,370 Boe/d, of which 54.7% was oil and 45.3% was natural gas and NGLs. From January 1, 2013 through September 30, 2013, our average daily net production from our Midland Basin acreage, was 4,541Boe/d, of which 56.5% was from oil and 43.5% was from natural gas and natural gas liquids. We had no production from our Central Basin or Delaware Basin properties.

Facilities

Our land-based oil and gas processing facilities are typical of those found in the Permian Basin. Our facilities located at well locations or centralized lease locations include storage tank batteries, oil/gas/water separation equipment and pumping units.

Recent and Future Activity

During the nine months ended September 30,, 2013, 177 gross (96 net) vertical wells were drilled on our Midland Basin acreage for an aggregate estimated net cost of $177.0 million. We currently expect to drill an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells on our acreage in 2014. The wells are expected to be drilled to approximately 11,800 feet at an estimated average drilling and completion gross well cost of approximately $1.8 million to $1.95 million per vertical well and $7 million to $9 million per horizontal well with lateral lengths ranging from 4,500 to 9,500 feet.

As of September 30, 2013, we have identified 1,201 80- and 40-acre potential vertical drilling locations, 1,495 20-acre potential vertical drilling locations and 958 potential horizontal drilling locations on our existing acreage, excluding our Gaines County (Midland Basin) and Delaware Basin acreage. Our target horizontal location count implies 724’ to 870’ between well spacing which is equivalent to five to six wells per 640-acre section per prospective interval. In this prospectus, we define identified potential drilling locations as locations specifically identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic and engineering data. The availability of local infrastructure, drilling support assets and other factors as management may deem relevant, such as easement restrictions and state and local regulations, are considered in determining such locations. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors.

Oil and Natural Gas Data

Proved Reserves

Evaluation and Review of Proved Reserves. Our historical proved reserve estimates as of September 30, 2013 were prepared by NSAI our independent petroleum engineers. Within NSAI, the technical person primarily responsible for preparing the estimates set forth in the NSAI summary reserve report incorporated herein is Mr. James E. Ball. Mr. Ball has been practicing consulting petroleum engineering at NSAI since 1998. Mr. Ball is a

Licensed Professional Engineer in the State of Texas (License No. 57700) and has over 33 years of practical experience in petroleum engineering, with over 26 years of experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1980 with a Bachelor of Science Degree in Petroleum Engineering. As technical principal, Mr. Ball meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and is proficient in applying industry standard practices to engineering evaluations as well as applying SEC and other industry reserves definitions and guidelines. NSAI does not own an interest in any of our properties, nor is it employed by us on a contingent basis. A copy of the NSAI’s proved reserve report as of September 30, 2013 is attached hereto as an exhibit. Our historical proved reserve estimates as of December 31, 2012 are derived from internal estimates that were prepared by our in-house petroleum engineers, in accordance with (i) the same methodology utilized by NSAI in preparing the NSAI Report and (ii) the rules and regulations of the SEC.

We maintain an internal staff of petroleum engineers and geoscience professionals who worked closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate our proved reserves relating to our assets in the Permian Basin. Our internal technical team members meet with our independent reserve engineers periodically during the period covered by the proved reserve report to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to the independent reserve engineers for our properties, such as ownership interest, oil and natural gas production, well test data, commodity prices and operating and development costs. Matthew Gallagher, our Vice President of Engineering and Geoscience, is primarily responsible for overseeing the preparation of all of our reserve estimates. Mr. Gallagher is a petroleum engineer with over eight years of reservoir and operations experience, and our engineering and geoscience staff have an average of approximately 12 years of industry experience per person.

The preparation of our proved reserve estimates are completed in accordance with our internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

•	review and verification of historical production data, which data is based on actual production as reported by us;

•	preparation of reserve estimates by Mr. Gallagher or under his direct supervision;

•	review by our Chief Executive Officer of all of our reported proved reserves at the close of each quarter, including the review of all significant reserve changes and all new PUDs additions; and

•	verification of property ownership by our land department.

Estimation of Proved Reserves. Under SEC rules, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.” All of our proved reserves as of September 30, 2013 and December 31, 2012 were estimated using a deterministic method. The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and natural gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions established under SEC rules. The process of estimating the quantities of recoverable oil and natural gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into four broad categories or methods: (1) production performance-based methods; (2) material balance-based methods; (3) volumetric-based methods; and (4) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. Non-producing reserve estimates, for developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for our properties, due to the mature nature of the properties targeted for development and an abundance of subsurface control data.

To estimate economically recoverable proved reserves and related future net cash flows, NSAI considered many factors and assumptions, including the use of reservoir parameters derived from geological and engineering data which cannot be measured directly, economic criteria based on current costs and the SEC pricing requirements and forecasts of future production rates.

Under SEC rules, reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. To establish reasonable certainty with respect to our estimated proved reserves, the technologies and economic data used in the estimation of our proved reserves have been demonstrated to yield results with consistency and repeatability, and include production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core analyses, historical well cost and operating expense data.

Summary of Oil, Natural Gas and Natural Gas Liquids Reserves. The following table presents our estimated net proved oil and natural gas reserves as of December 31, 2012 and September 30, 2013. The estimates of September 30, 2013 are based on the proved reserve report prepared by NSAI, an independent petroleum engineering firm. Such proved reserve report was prepared in accordance with the rules and regulations of the SEC. Our historical proved reserve estimates as of December 31, 2012 are derived from internal estimates that were prepared by our in-house petroleum engineers, in accordance with (i) the same methodology utilized by NSAI in preparing the NSAI Report and (ii) the rules and regulations of the SEC.

All of our proved reserves are located in the United States. A copy of the proved reserve report as of September 30, 2013, prepared by NSAI with respect to our properties is included as an exhibit to the registration statement of which this prospectus forms a part. Our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than the SEC in connection with this offering.

	December 31,	September 30,
	2012(1)	2013
Proved developed reserves:
Oil (MBbls)	5,834	10,817
Natural gas (MMcf)	12,186	25,553
NGLs (MBbls)	1,906	3,882
Combined (MBoe)(2)	9,771	18,958
Proved undeveloped reserves:
Oil (MBbls)	7,153	8,668
Natural gas (MMcf)	18,028	19,723
NGLs (MBbls)	2,826	2,899
Combined (MBoe)(2)	12,984	14,854
Proved reserves:
Oil (MBbls)	12,987	19,485
Natural gas (MMcf)	30,214	45,276
NGLs (MBbls)	4,732	6,780
Combined (MBoe)(2)	22,755	33,811

(1)	Based on internal estimates prepared by our in-house petroleum engineers, in accordance with (i) the same methodology utilized by NSAI in preparing the NSAI Report and (ii) the rules and regulations of the SEC.
(2)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors” appearing elsewhere in this prospectus.

Additional information regarding our proved reserves can be found in the notes to our consolidated financial statements included elsewhere in this prospectus and the proved reserve report as of September 30, 2013, which is included as an exhibit to the registration statement of which this prospectus forms a part.

Proved Undeveloped Reserves (PUDs)

As of December 31, 2012 our proved undeveloped reserves were composed of 7,153 MBbls of oil, 18,028 MMcf of natural gas and 2,825 MBbls of NGLs, for a total of 12,984 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following table summarizes our changes in PUDs during the year ended December 31, 2012 (in MBoe):

Balance, December 31, 2011	11,696
Purchases of reserves	570
Extensions and discoveries	4,622
Revisions of previous estimates	(450)
Transfers to proved developed	(3,454)

Balance, December 31, 2012	12,984

Extensions and discoveries of 4,622 MBoe during the year ended December 31, 2012, resulted primarily from the drilling of new wells during the year and from new proved undeveloped locations added during the year.

Costs incurred relating to the development of PUDs were $71.9 million during the year ended December 31, 2012. Estimated future development costs relating to the development of PUDs at December 31, 2012 were projected to be approximately $70.1 million in the year ended December 31, 2013, $32.6 million in 2014, $47.7 million in 2015, $12.5 million in 2016 and $7.6 million in 2017. As we continue to develop our properties and have more well production and completion data, we believe we will continue to realize cost savings and experience lower relative drilling and completion costs as we convert PUDs into proved developed reserves in upcoming years. All of our PUD drilling locations are scheduled to be drilled within five years of their initial booking.

As of December 31, 2012, approximately 12% of our total proved reserves were classified as proved developed non-producing.

Oil and Natural Gas Production Prices and Production Costs

Production and Price History

The following table sets forth information regarding net production of oil, natural gas and NGLs, and certain price and cost information for the periods indicated:

	Predecessor
	Years Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Production and operating data:
Net production volumes:
Oil (MBbls)	94	356	219	701
Natural gas and natural gas liquids (MMcf)	304	1,493	918	3,233
Total (MBoe)(1)	145	604	372	1,240
Average net production (Boe/d)	397	1,652	1,358	4,541

Average sales prices(2):
Oil sales, without realized derivatives (per Bbl)	$92.43	$85.60	$89.51	$93.17
Oil sales, with realized derivatives (per Bbl)	$92.17	$83.08	$87.27	$86.39
Natural gas and natural gas liquids (per Mcf)	$7.02	$4.85	$4.54	$4.63
Average price per BOE, without realized derivatives	$74.84	$62.33	$63.91	$64.75
Average price per BOE, with realized derivatives	$74.67	$60.85	$62.59	$60.91

Average unit costs per Boe:
Lease operating expenses	$9.99	$7.69	$7.11	$8.28
Production and ad valorem taxes	$4.21	$3.99	$4.37	$3.40
Depreciation, depletion and amortization	$8.61	$10.60	$12.91	$12.94
General and administrative expenses	$9.37	$6.00	$5.52	$6.32
Accretion of asset retirement obligations	$0.22	$0.11	$0.12	$0.09

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is an energy content correlation and does not reflect a value or price relationship between the commodities.
(2)	Average prices shown in the table reflect prices both before and after the effects of our realized commodity derivative transactions. Our calculation of such effects includes realized gains or losses on cash settlements for commodity derivative transactions and premiums paid or received on options that settled during the period.

Productive Wells

As of September 30, 2013 we owned an average 39% working interest in 468 gross (183 net) productive wells. Productive wells consist of producing wells and wells capable of production, including oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

Developed and Undeveloped Acreage

The following tables set forth information as of September 30, 2013 relating to our leasehold acreage. Developed acreage is acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease. Undeveloped acreage is acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. A gross acre is an acre in which a working interest is owned.

The number of gross acres is the total number of acres in which a working interest is owned. A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As of September 30, 2013

	Developed Acreage(1)		Undeveloped Acreage(2)		Total Acreage
Area	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
Midland Basin	40,926	16,718	71,033	55,431	111,959	72,149
Delaware Basin	—	—	24,710	22,300	24,710	22,300

Total	40,926	16,718	95,743	77,731	136,669	94,449

(1)	Developed acreage is acres spaced or assigned to productive wells and does not include undrilled acreage held by production under the terms of the lease.
(2)	Undeveloped acreage are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.
(3)	A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.
(4)	A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Many of the leases comprising the undeveloped acreage set forth in the table above will expire at the end of their respective primary terms unless production from the leasehold acreage has been established prior to such date, in which event the lease will remain in effect until the cessation of production. All of the leases governing our acreage have continuous development clauses that permit us to continue to hold the acreage under such leases after the expiration of the primary term if we initiate additional development within 60 to 180 days of the expiration date, without the requirement of a lease extension payment. Thereafter, the lease is held with additional development every 60 to 180 days until the entire lease is held by production. None of our 475 vertical drilling locations associated with proved undeveloped reserves are scheduled for drilling outside of a lease term that is not accounted for with a continuous development schedule. We do not have any horizontal drilling locations associated with proved undeveloped reserves. The following table sets forth the gross and net undeveloped acreage, as of September 30, 2013, that will expire over the next five years unless production is established within the spacing units covering the acreage or the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates.

	2014		2015		2016		2017		2018
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Midland Basin	12,163	10,862	16,301	12,027	24,048	14,383	—	—	13,413	13,413
Delaware Basin	—	—	24,070	21,660	640	640	—	—	—	—

Drilling Results

The following table sets forth information with respect to the number of wells completed during the periods indicated. All the wells included in the table are vertical wells. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.

	Nine-months ended September 30, 2013		Year ended December 31,
			2012		2011
	Gross	Net	Gross	Net	Gross	Net
Development Wells:
Productive(1)	123	61	89	34	48	19
Dry holes	1	1	1	1	—	—

Exploratory Wells:
Productive(1)	—	—	—	—	—	—
Dry holes	—	—	—	—	—	—

Total:
Productive(1)	123	61	89	34	48	19
Dry holes	1	1	1	1	—	—

	124	62	90	35	48	19

(1)	Although a well may be classified as productive upon completion, future changes in oil and natural gas prices, operating costs and production may result in the well becoming uneconomical, particularly exploratory wells where there is no production history.

As of September 30, 2013 we had nine gross (six net) wells in the process of drilling, six gross (four net) wells awaiting frac procedures, and 14 gross (10 net) wells in the process of completing that are not reflected in the above table. All of these wells are vertical wells. In addition to our vertical drilling program in the Midland Basin, we spud one horizontal well during the fourth quarter of 2013 that reached total depth in January 2014.

Operations

General

As of September 30, 2013, we operated approximately 99% of the wells in which we have an interest. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. Independent contractors engaged by us provide all the equipment and personnel associated with these activities. We employ petroleum engineers, geologists and land professionals who work to improve production rates, increase reserves and lower the cost of operating our oil and natural gas properties.

Marketing and Customers

We market the majority of the production from properties we operate for both our account and the account of the other working interest owners in these properties. We sell our production to purchasers at market prices.

We normally sell production to a relatively small number of customers, as is customary in the exploration, development and production business. For the nine months ended September 30, 2013, four purchasers, Enterprise, Plains, Atlas, and PTT, each accounted for more than 10% of our revenue. For the year ended December 31, 2012, five purchasers each accounted for more than 10% of our revenue: Enterprise, Plains, Shell, Atlas, and PTT. For the year ended December 31, 2011, four purchasers each accounted for more than 10% of our revenue: Enterprise, Plains, Shell, and Atlas. No other customer accounted for more than 10% of our revenue during these periods. If a major customer decided to stop purchasing oil and natural gas from us, revenue could decline and our operating results and financial condition could be harmed. However, based on the current demand for oil and natural gas, and the availability of other purchasers, we believe that the loss of any one or all of our major purchasers would not have a materially adverse effect on our financial condition or results of operations, as crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

Transportation

During the initial development of our fields, we consider all gathering and delivery infrastructure in the areas of our production. Our oil is transported from the wellhead to our tank batteries by our gathering systems. The oil is then transported by the purchaser by truck or pipeline to a tank farm, another pipeline or a refinery. Our natural gas is transported from the wellhead to the purchaser’s meter and pipeline interconnection point through our gathering system.

In addition, we move the majority of our produced water by pipeline connected to commercial salt water disposal wells rather than by truck. However, due to the inaccessibility of certain of our wells, some produced water will likely always be required to be taken away by truck. We believe that the completion of gathering systems, the connection to salt water disposal wells and other actions will help us to reduce our lease operating expense in future periods.

Competition

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or more integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

There is also competition between oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the governments of the United States and the jurisdictions in which we operate. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon our future operations. Such laws and regulations may substantially increase the costs of exploring for, developing or producing oil and natural gas and may prevent or delay the commencement or continuation of a given operation. Our larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position.

Title to Properties

As is customary in the oil and natural gas industry, we initially conduct only a cursory review of the title to our properties in connection with acquisition of leasehold acreage. At such time as we determine to conduct drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects prior to commencement of drilling operations. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property. We have obtained title opinions on substantially all of our producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and natural gas industry.

Prior to completing an acquisition of producing oil and natural gas leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion, obtain an updated title review or opinion or review previously obtained title opinions. Our oil and natural gas properties are subject to customary royalty and other interests, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect our carrying value of the properties.

We believe that we have satisfactory title to all of our material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Seasonality of Business

Weather conditions affect the demand for, and prices of, oil and natural gas. Demand for oil and natural gas is typically higher in the fourth and first quarters resulting in higher prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any wells drilled on the leased premises. The lessor royalties and other leasehold burdens on our properties generally range from 20% to 25%, resulting in a net revenue interest to us generally ranging from 75% to 80%.

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, the FERC and the courts. We cannot predict when or whether any such proposals may become effective.

Markets for Sale of Production

Our ability to market oil and natural gas found and produced, if any, will depend on numerous factors beyond our control, the effect of which factors cannot be accurately predicted or anticipated. Some of these factors include, without limitation the availability of other domestic and foreign production, the marketing of competitive fuels, the proximity and capacity of pipelines, fluctuations in supply and demand, the availability of a ready market, the effect of United States federal and state regulation of production, refining, transportation and sales and general national and worldwide economic conditions. Additionally, we may experience delays in marketing natural gas production and fluctuations in natural gas prices, and the program manager may experience short-term delays in marketing oil due to trucking and refining constraints. There is no assurance that we will be able to market any oil or natural gas produced, or, if such oil or natural gas is marketed, that favorable prices can be obtained.

The United States natural gas market has undergone several significant changes over the past few decades. The majority of federal price ceilings were removed in 1985 and the remainder were lifted by the Natural Gas Wellhead Decontrol Act of 1989. Thus, currently, the United States natural gas market is operating in a free market environment in which the price of gas is determined by market forces rather than by regulations. At the same time, the domestic natural gas industry has also seen a dramatic change in the manner in which gas is bought, sold and transported. In most cases, natural gas is no longer sold to a pipeline company. Instead, the pipeline company now serves the role of transporter primarily, and gas producers are free to sell their product to marketers, local distribution companies, end users or a combination thereof.

Recently natural gas prices have been under considerable pressure due to supply excesses. Specifically, increased efficiencies in horizontal drilling combined with exploration of newly developed shale fields in North America have dramatically increased annual domestic natural gas production, which has led to significantly lower market prices for natural gas. However, some produced natural gas contains within its stream natural gas liquids, which can be processed and stripped from the produced gas and marketed separately. These natural gas liquids, such as propane, butane and ethane, generally bring a price premium over dry natural gas. As a result, the drilling program will be favorably affected if the production includes a significant amount of natural gas liquids. There is no guarantee that we, through our drilling program, will be successful at drilling wells that produce natural gas liquids. It is particularly difficult to estimate accurately future prices of gas, and any assumptions concerning future prices may prove incorrect.

The United States average daily production of crude oil declined from 9.6 million barrels in 1970 to approximately 4.95 million barrels in 2008 as a result of decreased drilling activity in the United States, the plugging and abandoning of wells and restrictions on access to potential drilling sites by governmental agencies. Over the last five years, however, as a result of new technology, such as hydraulic fracturing, and rising oil prices, the United States average daily production of crude oil has risen, and the U.S. Energy Department projects that daily output will continue to increase.

The United States import levels for oil have decreased since reaching a peak in 2005, when imports averaged approximately 60% in 2005.

In view of the many uncertainties affecting the supply and demand for oil, gas and refined petroleum products, we are unable to predict future oil and natural gas prices or the overall effect, if any, that the decline in demand for and the oversupply of such products will have on the partnership.

Regulation Affecting Production

Natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells. These laws and regulations may limit the amount of oil and gas we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, NGLs and gas within its jurisdiction. States do not regulate wellhead prices or engage in other similar direct regulation, but there can be no assurance that they will not do so in the future. The effect of such future regulations may be to limit the amounts of oil and gas that may be produced from our wells, negatively affect the economics of production from these wells or limit the number of locations we can drill.

Regulation Affecting Sales

The sales prices of oil and natural gas are not presently regulated but rather are set by the market. We cannot predict, however, whether new legislation to regulate the price of energy commodities might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of oil and natural gas may be subject to certain state, and potentially federal, reporting requirements.

The price and terms of service, including access to pipeline transportation capacity, are subject to extensive federal and state regulation. Such regulation may affect the marketing of oil and natural gas produced by the partnership, as well as the revenues received for sales of such production. Gathering systems may be subject to state ratable take and common purchaser statutes. Ratable take statutes generally require gatherers to take, without undue discrimination, oil and natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase, or accept for gathering, without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes may affect whether and to what extent gathering capacity is available for oil and natural gas production, if any, of the drilling program and the cost of such capacity. Further state laws and regulations govern rates and terms of access to intrastate pipeline systems, which may similarly affect market access and cost.

The FERC regulates interstate natural gas pipeline transportation rates and service conditions. The FERC is continually proposing and implementing new rules and regulations affecting interstate transportation. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and to promote market transparency. The managing partner does not believe that the drilling program will be affected by any such FERC action in a manner materially differently than other similarly situated natural gas producers.

Additionally, pursuant to the Energy Policy Act of 2005 (“EPAct 2005”) it is unlawful for “any entity,” including producers such as the partnership, that are otherwise not subject to FERC’s jurisdiction under the NGA to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of gas or the purchase or sale of transportation services subject to regulation by FERC, in contravention of rules prescribed by FERC. FERC’s rules implementing this provision make it unlawful, in connection with the purchase or sale of gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives FERC authority to impose civil penalties for violations of the NGA and the Natural Gas Policy Act of 1978 up to $1.0 million per day per violation. The anti-manipulation rule applies to activities of otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which includes the annual reporting requirements under Order 704 (defined below).

In December 2007, FERC issued a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing (“Order 704”). Under Order 704, any market participant, including a producer such as the partnership, that engages in wholesale sales or purchases of gas that equal or exceed 2.2 million MMBtus of physical natural gas in the previous calendar year, must annually report such sales and purchases to FERC on Form No. 552 on May 1 of each year. Form No. 552 contains aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 is intended to increase the transparency of the wholesale gas markets and to assist FERC in monitoring those markets and in detecting market manipulation.

The FERC also regulates rates and service conditions for interstate transportation of oil under the Interstate Commerce Act (“ICA”). Prices received from the sale of oil may be affected by the cost of transporting those products to market. The ICA requires that pipelines maintain a tariff on file with FERC. The tariff sets forth the established rates as well as the rules and regulations governing the service. The ICA requires, among other things, that rates and terms and conditions of service on interstate common carrier pipelines be “just and reasonable.” Such pipelines must also provide jurisdictional service in a manner that is not unduly discriminatory or unduly preferential. Shippers have the power to challenge new and existing rates and terms and conditions of service before FERC.

Rates of interstate liquids pipelines are currently regulated by FERC primarily through an annual indexing methodology, under which pipelines increase or decrease their rates in accordance with an index adjustment specified by FERC. For the five-year period beginning in 2010, FERC established an annual index adjustment equal to the change in the producer price index for finished goods plus 2.65%. This adjustment is subject to review every five years. Under FERC’s regulations, a liquids pipeline can request a rate increase that exceeds the rate obtained through application of the indexing methodology by using a cost-of-service approach, but only after the pipeline establishes that a substantial divergence exists between the actual costs experienced by the pipeline and the rates resulting from application of the indexing methodology. Increases in liquids transportation rates may result in lower revenue and cash flows for the partnership.

In addition, due to common carrier regulatory obligations of liquids pipelines, capacity must be prorated among shippers in an equitable manner in the event there are nominations in excess of capacity or for new shippers. Therefore, new shippers or increased volume by existing shippers may reduce the capacity available to us. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that we rely upon for liquids transportation could have a material adverse effect on our business, financial condition, results of operations and cash flows. However, we believe that access to liquids pipeline transportation services generally will be available to us to the same extent as to our similarly-situated competitors.

Intrastate liquids pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate liquids pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate liquids pipeline rates, varies from state to state. We believe that the regulation of liquids pipeline transportation rates will not affect our operations in any way that is materially different from the effects on our similarly-situated competitors.

In November 2009, the Federal Trade Commission (“FTC”) issued regulations pursuant to the Energy Independence and Security Act of 2007, intended to prohibit market manipulation in the petroleum industry. Violators of the regulations face civil penalties of up to $1 million per violation per day. In July 2010, Congress passed the Dodd-Frank Act, which incorporated an expansion of the authority of the Commodity Futures Trading Commission (“CFTC”) to prohibit market manipulation in the markets regulated by the CFTC. This authority, with respect to crude oil swaps and futures contracts, is similar to the anti-manipulation authority granted to the FTC with respect to crude oil purchases and sales. In July 2011, the CFTC issued final rules to implement their new anti-manipulation authority. The rules subject violators to a civil penalty of up to the greater of $1 million or triple the monetary gain to the person for each violation.

Sales prices of gas, oil, condensate and NGLs are not currently regulated and are made at market prices. Although prices of these energy commodities are currently unregulated, the United States Congress historically has been active in their regulation. We cannot predict whether new legislation to regulate oil and gas, or the prices charged for these commodities might be proposed, what proposals, if any, might actually be enacted by the United States Congress or the various state legislatures and what effect, if any, the proposals might have on the our operations.

Regulation of Environmental and Occupational Safety and Health Matters

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things (i) require the acquisition of permits to conduct exploration, drilling and production operations; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with oil and natural gas drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; and (v) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of corrective or remedial obligations, and the issuance of orders enjoining performance of some or all of our operations.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, the Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on our operating costs.

The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that this current level of regulation will continue in the future.

The following is a summary of the more significant existing and proposed environmental, health and safety laws and regulations to which our business operations are or may be subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

The Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We generate materials in the course of our operations that may be regulated as hazardous substances. Despite the “petroleum exclusion” of CERCLA, which currently encompasses natural gas, we may nonetheless handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. In addition, we currently own, lease, or operate numerous properties that have been used for oil and natural gas exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA, and analogous state and local laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges

The Federal Water Pollution Control Act, or the Clean Water Act (“CWA”), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. We maintain all required discharge permits necessary to conduct our operations, and we believe we are in substantial compliance with their terms.

The Oil Pollution Act of 1990 (“OPA”), amends the Clean Water Act and establishes strict liability for owners and operators of facilities that cause a release of oil into waters of the United States. In addition, OPA requires owners and operators of facilities that store oil above threshold amounts to develop and implement spill prevention, control and countermeasures (“SPCC”) plans. We are currently undertaking a review of recently acquired natural gas properties to determine the need for new or updated SPCC plans and, where necessary, we will be developing or upgrading such plans implementing the physical and operation controls imposed by these plans, the costs of which are not expected to be substantial.

Safe Drinking Water Act

In the course of our operations, we produce water in addition to oil and gas. Water that is not recycled or otherwise disposed of on the lease may be sent to saltwater disposal wells for injection into subsurface formations. Underground injection operations are regulated under the SDWA and permitting and enforcement authority may be delegated to the states. In Texas, the Railroad Commission (“RRC”) regulates the disposal of produced water by injection well. The RRC requires operators to obtain a permit from the agency for the operation of saltwater disposal wells and establishes minimum standards for injection well operations. Increased costs associated with the transportation and disposal of produced water, including the cost of complying with regulations concerning produced water disposal, may our reduce profitability; however, these costs are commonly incurred by all oil and gas producers and we do not believe that the costs associated with the disposal of produced water will have a material adverse effect on our operations.

Air Emissions

The federal Clean Air Act and comparable state laws restrict the emission of air pollutants from many sources, such as, for example, compressor stations, through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of oil and natural gas projects. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues. For example, on August 16, 2012, the EPA published final rules under the Clean Air Act that subject oil and natural gas production, processing, transmission and storage operations to regulation under the NSPS and NESHAPS programs. With regards to production activities, these final rules require, among other things, the reduction of volatile organic compound emissions from three subcategories of fractured and refractured gas wells for which well completion operations are conducted: wildcat (exploratory) and delineation gas wells; low reservoir pressure non-wildcat and non-delineation gas wells; and all “other” fractured and refractured gas wells. All three subcategories of wells must route flow back emissions to a gathering line or be captured and combusted using a combustion device such as a flare after October 15, 2012. However, the “other” wells must use reduced emission completions, also known as “green completions,” with or without combustion devices, after January 1, 2015. These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors, effective October 15, 2012, and from pneumatic controllers and storage vessels, effective October 15, 2013. The EPA received numerous requests for reconsideration of these rules from both industry and the environmental community, and court challenges to the rules were also filed. The EPA intends to issue revised rules in the future that are likely responsive to some of these requests. For example, on April 12, 2013, the EPA published a proposed amendment extending compliance dates for certain storage vessels, and on August 5, 2013, the EPA issued a press release announcing that it had finalized the proposed amendment. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase our costs of development and production, which costs could be significant. However, we do not believe that compliance with such requirements will have a material adverse effect on our operations.

Regulation of “Greenhouse Gas” Emissions

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish PSD, construction and Title V operating permit reviews for certain large stationary sources that are potential major sources of GHG emissions. As part of these efforts, the EPA issued the Tailoring Rule, effective January 1, 2011, that established emissions thresholds such that only these large stationary sources are subject to GHG permitting. On July 12, 2012, the EPA issued a final rule that retained the previously established thresholds, but those thresholds could be adjusted downward in the future. Despite numerous legal challenges to the EPA’s authority to regulate GHGs, federal courts have affirmed that the EPA does have the authority to regulate GHG emissions under the Clean Air Act. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. These EPA rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include certain of our operations.

In addition, in August 2012, the EPA established NSPS for volatile organic compounds and sulfur dioxide and an air toxic standard for oil and natural gas production, transmission, and storage. The rules include the first federal air standards for natural gas wells that are hydraulically fractured, or refractured, as well as requirements for several other sources, such as storage tanks and other equipment, and limits methane emissions from these sources in an effort to reduce GHG emissions. These requirements could adversely affect our operations by requiring us to make significant expenditures to ensure compliance with the NSPS.

While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress were to undertake comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. In any event, the Obama administration recently announced its Climate Action Plan, which, among other things, directs federal agencies to develop a strategy for the reduction of methane emissions, including emissions from the oil and gas industry. As part of the Climate Action Plan, the Obama Administration also announced that it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low carbon technologies in the coming years. For example, in September 2013, the EPA re-issued proposed NSPS for GHG emissions from Electric Utility Generating Units. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

Hydraulic Fracturing Activities

Hydraulic fracturing is an essential and common practice in the oil and gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We routinely apply hydraulic fracturing techniques in our drilling and completion programs. While hydraulic fracturing has historically been regulated by state oil and natural gas commissions, the practice has become increasingly controversial in certain parts of the country, resulting in increased scrutiny and regulation. For example, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the SDWA involving the use of diesel fuels and published draft permitting guidance in May 2012 addressing the use of diesel in fracturing operations. The EPA has yet to finalize its draft permitting guidance. Also, in November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing and the agency currently plans to issue a Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. To date, the EPA has not issued a Notice of Proposed Rulemaking, therefore, it is unclear how any federal disclosure requirements that add to any applicable state disclosure requirements may affect our operations. In addition, Congress has from time to time considered legislation to amend the SDWA, including legislation that would repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituent of the fluids used in the fracturing process. Also, in the near future we may be subject to regulations that restrict our ability to discharge water produced as part of our production operations, and the ability to use injection wells as a disposal option not only will depend on federal or state regulations but also on whether available injection wells have sufficient storage capacities. The EPA is currently developing effluent limitation guidelines that may impose federal pre-treatment standards on all oil and gas operators transporting wastewater associated with hydraulic fracturing activities to publicly owned treatment works for disposal. The EPA plans to propose such standards by 2014. In addition, on May 24, 2013, the federal Bureau of Land Management published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian lands that replaces a prior draft of proposed rulemaking issued by the agency in May 2012. The revised proposed rule would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface.

Further, on April 17, 2012, the EPA released final rules that subject all oil and gas operations (production, processing, transmission, storage and distribution) to regulation under the NSPS and the NESHAPS programs. These rules became effective on October 15, 2012. The rules include NSPS standards for completions of hydraulically-fractured gas wells. The standards include the reduced emission completion techniques, or “green completions,” developed in the EPA’s Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. “Green completions” for hydraulic fracturing will require the operator to recover rather than vent the gas and NGLs that come to the surface during completion of the fracturing process. The standards will be applicable to newly drilled and fractured wells and wells that are refractured on or after January 1, 2015. The standards will be applicable to newly drilled and fractured wells and wells that are refractured beginning in January 2015. Further, the rules under NESHAPS include MACT for glycol dehydrators and storage vessels at major source of hazardous air pollutants not currently subject to MACT standards. In April 2013 EPA issued a proposed revision as a result of legal challenges to the original rule which may impact the scope of these rules. The rule is designed to limit emissions of VOC), sulfur dioxide, and hazardous air pollutants from a variety of sources within natural gas processing plants, oil and natural gas production facilities, and natural gas transmission compressor stations. This rule could require a number of modifications to our operations including the installation of new equipment. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business. Additionally, on December 11, 2012, seven states submitted a notice of intent to sue the EPA to compel the agency to make a determination as to whether standards or performance limiting methane emissions from oil and gas sources is appropriate and if so, to promulgate performance standards for methane emissions from existing oil and gas sources.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. For example in May 2013, the Texas Railroad Commission adopted new rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. Local government also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

Certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices, which could lead to increased regulation. For example, the White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has also commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a first progress report outlining work currently underway by the agency released on December 21, 2012, and a final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review by late 2014. Other governmental agencies, including the U.S. Department of Energy, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms.

Endangered Species Act and Migratory Birds

The federal Endangered Species Act (“ESA”), and (in some cases) comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species’ habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. We may conduct operations on oil and natural gas leases in areas where certain species that are listed as threatened or endangered are known to exist and where other species, such as the sage grouse, that potentially could be listed as threatened or endangered under the ESA may exist. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to federal land use and may materially delay or prohibit land access for oil and natural gas development. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA by no later than completion of the agency’s 2017 fiscal year. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. The federal government recently issued indictments under the Migratory Bird Treaty Act to several oil and gas companies after dead migratory birds were found near reserve pits associated with drilling activities. The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have an adverse impact on our ability to develop and produce reserves. If we were to have a portion of our leases designated as critical or suitable habitat, it could adversely impact the value of our leases.

In summary, we believe we are in substantial compliance with currently applicable environmental laws and regulations. Although we have not experienced any material adverse effect from compliance with environmental requirements, there is no assurance that this will continue. We did not have any material capital or other non-recurring expenditures in connection with complying with environmental laws or environmental remediation matters in 2012, nor do we anticipate that such expenditures will be material in 2013.

OSHA

We are subject to the requirements of the OSHA and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to- Know Act and comparable state statutes and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Related Permits and Authorizations

Many environmental laws require us to obtain permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation, or other oil and gas activities, and to maintain these permits and compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal, or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines, and other operations.

Related Insurance

We maintain insurance against some risks associated with above or underground contamination that may occur as a result of our exploration and production activities. However, this insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by us. The occurrence of a significant event that is not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations. Further, we have no coverage for gradual, long-term pollution events.

Employees

As of September 30, 2013 we employed 73 people. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory. From time to time we utilize the services of independent contractors to perform various field and other services.

Facilities

Our corporate headquarters is located in Midland, Texas. We believe that our facilities are adequate for our current operations.

Legal Proceedings

From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of these proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following sets forth information regarding our directors and executive officers:

Name	Age	Position with Parsley
Bryan Sheffield	35	President, Chief Executive Officer and Chairman of the Board
Matthew Gallagher	31	Vice President—Engineering and Geoscience
Paul Treadwell	46	Vice President—Operations
Mike Hinson	45	Vice President—Land
Ryan Dalton	34	Vice President—Chief Financial Officer
Colin Roberts	35	General Counsel and Secretary
Chris Carter	35	Director
David Smith	43	Director
A.R. Alameddine	66	Director
Jack Harper	42	Director

Bryan Sheffield—President, Chief Executive Officer and Chairman of the Board. Bryan Sheffield established Parsley Energy, L.P. in 2008. He began his oil and gas career at Pioneer, where he was an Operations Tech monitoring Pioneer’s non-operated properties in the Spraberry Trend from 2007 to 2008. Mr. Sheffield graduated from Southern Methodist University in 2001 with a Bachelor of Business Administration in Finance. We believe that Mr. Sheffield’s experience founding and leading the growth of Parsley LLC as our President and Chief Executive Officer qualifies him to serve on our board of directors.

Matthew Gallagher—Vice President—Engineering and Geoscience. Matthew Gallagher joined us in September 2010. Prior to joining Parsley, Mr. Gallagher served as Investor Relations Supervisor for Pioneer from 2008 to 2010. From 2005 to 2008, Mr. Gallagher held a variety of engineering roles with Pioneer, including Gulf of Mexico Shelf Reservoir Engineer, Hugoton Reservoir Engineer, and Spraberry Production and Operations Engineer. Mr. Gallagher has a Bachelor of Science in Petroleum Engineering from Colorado School of Mines and is a member of the Permian Basin Society of Petroleum Engineers and West Texas Geological Society.

Paul Treadwell—Vice President—Operations. Paul Treadwell joined us in July 2008. Prior to joining Parsley, Mr. Treadwell spent 17 years with Parker and Parsley and Pioneer in a variety of operations and management roles. Mr. Treadwell has over 27 years of experience in oil and gas operations. He has an Associate in Applied Science degree from Western Texas College and is a member of the Society of Petroleum Engineers.

Mike Hinson—Vice President—Land. Mike Hinson joined us in August 2009. Prior to joining Parsley, Mr. Hinson worked in land management for Parker and Parsley and Pioneer for 12 years. He has an Associate of Arts degree from Odessa College and a Bachelor of Science degree in Kinesiology from the University of Texas of the Permian Basin. He is a member of both the Permian Basin Landmen’s Association and the American Association of Petroleum Landmen organization.

Ryan Dalton—Vice President—Chief Financial Officer. Ryan Dalton joined us in January 2012. From 2009 to 2012, Mr. Dalton worked in the restructuring and debt advisory practice of Rothschild, an investment bank and financial advisory firm. Prior to departing to pursue an M.B.A., Mr. Dalton worked as a management consultant at AlixPartners, LP for five years. Mr. Dalton holds a Bachelor in Business Administration in Finance from Southern Methodist University and a Masters in Business Administration from the Darden School of Business at the University of Virginia.

Colin Roberts—General Counsel and Secretary. Colin Roberts has served as our General Counsel and Secretary since April 2013. Prior to joining Parsley, Mr. Roberts practiced corporate law with Alston & Bird LLP from 2008 to 2013. Mr. Roberts earned a Bachelor in Business Administration in Finance and Real Estate Finance from Southern Methodist University and a J.D. from the University of Kentucky College of Law.

Chris Carter—Director. Chris Carter is a Managing Director of NGP. Prior to joining NGP in 2004, Mr. Carter was an analyst with Deutsche Bank’s Energy Investment Banking group in Houston, where he focused on financing and merger and acquisition transactions in the oil and gas and oilfield services industries. Mr. Carter received a B.B.A. and an M.P.A. in Accounting, summa cum laude, in 2002 from the University of Texas, where he was a member of the Business Honors Program. He received an M.B.A. in 2008 from Stanford University, where he graduated as an Arjay Miller Scholar. Mr. Carter currently serves on the board of Rice Energy Inc. We believe that Mr. Carter’s background in finance and private equity energy investing, as well as the executive management skills he has gained through monitoring NGP portfolio companies, qualify him to serve on our board of directors.

David Smith—Director. David H. Smith is the Vice-President of Davis, Gerald & Cremer, P.C. (“DGC”), a boutique oil and gas law firm, where he has practiced law since 1999. Mr. Smith heads the business organizations & transactions practice at DGC. Prior to joining DGC, Mr. Smith practiced with Thompson & Knight in Dallas, Texas from 1995 to 1999. Mr. Smith is a member of the advisory board of the Institute for Energy Law, serves on the board of United Way of Midland, and is a member of the Republican Jewish Coalition. Mr. Smith is a magna cum laude graduate of the University of Houston Law Center, where he served as an Editor of the Law Review and was a member of the Order of the Coif, Order of the Barons, and Phi Delta Phi. He attended Harvard University and Boston University, earning his undergraduate degree in Economics and Business Administration from Boston University in 1992. We believe that Mr. Smith’s experience representing oil and gas companies on complex business transactions qualifies him for service on our board of directors.

A.R. Alameddine—Director. A.R. Alameddine is the former Executive VP Worldwide Negotiation Execution and Implementation at Pioneer, a position he held from 2005 until his retirement in 2008. Mr. Alameddine joined Pioneer in 1997 and previously held the positions of VP Domestic Business Development and later Executive VP of Worldwide Business Development. Before joining Pioneer, Mr. Alameddine spent 26 years with Mobil Exploration & Producing Company (“Mobil”) in various engineering and planning positions in the United States. In addition, he was member of the Gas Venture Group in Stavanger Norway for three years marketing gas production from the Statfjord Field in the North Sea. Prior to his retirement from Mobil in 1997 he was the Acquisition, Trade and Sales Manager, a position he had held since 1990. Mr. Alameddine graduated from Louisiana State University in 1971 with a Bachelor degree of Science in Petroleum Engineering. We believe that Mr. Alameddine’s executive management experience in the oil and gas industry qualifies him for service on our board of directors.

Jack Harper—Director. Jack Harper is a private investor with over 17 years of experience in the exploration and production business. Mr. Harper founded and has managed Hedloc Investment Co. and Shack Ventures, LP, oil and gas and real estate investment entities, since 2005. Mr. Harper is also currently a director of Oil Patch Group Inc., a provider of rental equipment and drilling and completion services. Mr. Harper was with Concho from 2006 to 2013, where he was Senior Vice President, Chief of Staff, and a member of the Executive Committee. From 2000 to 2005, he was employed by Pure Resources/Unocal, where his last position was Vice President of Business Development. From 1996 to 2000, he worked at Tom Brown, Inc., where he was Vice President – Investor Relations, Corporate Development, and Treasurer. Mr. Harper graduated from Baylor University in 1993, where he earned a Bachelor degree in Finance. We believe that Mr. Harper’s financial and executive management experience, including previous executive experience with public companies in the exploration and production business, qualifies him for service on our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of five members, including our Chief Executive Officer.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors.

Director Independence

Our board of directors currently consists of five members, including our Chief Executive Officer. The board of directors reviewed the independence of our directors using the independence standards of the NYSE and, based on this review, determined that                 ,                 and                          are independent within the meaning of the NYSE listing standards currently in effect and Rule 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We will establish an audit committee prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of at least one director who will be independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

We will establish a compensation committee prior to completion of this offering. We anticipate that the compensation committee will consist of at least one director who will be “independent” under the rules of the SEC. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee shortly after completion of this offering. We anticipate that the nominating and corporate governance committee will consist of at least one director who will be “independent” under the rules of the SEC. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of our executive officers during the year ended December 31, 2013. As an emerging growth company (as such term is defined in the Jumpstart Our Business Startups Act) we have opted to comply with the executive compensation disclosure rules in Item 402(l)-(r) of Regulation S-K applicable to “smaller reporting companies” (as such term is defined in Item 10(f) of Regulation S-K) which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. These three officers are referred to as our “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Bryan Sheffield,	2013	$565,413	$222,435	$2,901,380	$95,352	$3,784,580
President and Chief Executive Officer	2012	$509,854	$121,202	n/a	$71,639	$702,695
Matt Gallagher,	2013	$221,887	$92,168	$354,846	$23,588	$692,489
Vice President—Engineering and Geoscience	2012	$201,654	$66,442	n/a	$17,858	$285,954
Colin Roberts,
General Counsel (4)	2013	$184,099	$175,000	$743,344	$3,571	$1,106,014

(1)	The amounts reported in this column reflect amounts paid for services provided in fiscal 2013 pursuant to our discretionary annual cash bonus program, which were paid during the fourth quarter of 2013.
(2)	The Named Executive Officers received a grant of incentive units (described below) during the 2013 fiscal year. We believe that, despite the fact that the incentive units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts reflected in this column for each executive reflect an aggregate grant date fair value of the incentive units in accordance with FASB ASC Topic 718, assuming that the grant date fair value on the grant date per unit was as follows: Tier I units, $5.18; Tier II units, $2.25; Tier III units, $0.68; and Tier IV units, $0.46. The awards are not designed with a threshold, target or maximum potential payout level, thus the amounts reflected in the table above reflect our best estimates as to the payouts that were “probable” at the time the grants were made under FASB ASC Topic 718. After the consummation of this offering, we will not be responsible for potential distributions relating to the incentive units. See “—Narrative Disclosure to Summary Compensation Table—Long Term Incentive Compensation—Outstanding Equity Awards at 2013 Fiscal Year End.”
(3)	Amounts reported in the “All Other Compensation” column include company contributions to the Named Executive Officers’ 401(k) plan retirement accounts, car allowance amounts and other perquisites, as shown in the following table:

	401(k) Plan Company Matching Contributions	Personal Use of Company Car	Life Insurance	Company Plane	Cooper Clinic	Club Dues	Total
Bryan Sheffield	$17,269	$8,740	$166	$24,221	$0	$44,956	$95,352
Matt Gallagher	$8,875	$5,266	$166	$0	$4,320	$4,961	$23,588
Colin Roberts	$0	$0	$109	$0	$0	$3,462	$3,571

(i)	Amounts included in this column represent the amount of the company match of 401(k) plan contributions in 2013 for each Named Executive Officer.

(ii)	Amounts included in this column represent the aggregate incremental cost to us of personal use of the company owned car provided to Messrs. Sheffield and Gallagher during 2013. Messrs Sheffield and Gallagher utilize the company cars provided to them for personal use 90% and 60% of the time, respectively. As such, the amounts in the table represent 90% for Mr. Sheffield and 60% for Mr. Gallagher of the total monthly payments and insurance expenses paid by us during 2013 for the vehicle utilized by the respective Named Executive Officer.
(iii)	The amounts in this column represent the cost of the life insurance premiums paid by us on behalf of the executive. We pay the premiums for life insurance coverage of $100,000 for each of our employees.
(iv)	The amounts in this column represent the aggregate incremental cost to us of Mr. Sheffield’s personal use of company-owned aircraft in accordance with the terms of his employment agreement, as described below under “—Narrative Disclosure to Summary Compensation Table—Employment Agreements,” and in accordance with our Aircraft Policy as described below under “—Other Compensation Elements”.
(v)	In 2013 we paid all expenses in connection with Mr. Gallagher’s travel to and receipt of a preventative health screening exam from the Cooper Clinic in Dallas, Texas. The amount in this column includes all such expenses including air travel and hotel expenses as well as the cost of the exam.
(vi)	The amount in this column represents the full amount of the country club dues and associated initiation fee, if applicable, paid by us on behalf of the Named Executive Officers. With respect to Mr. Sheffield only, the amount reported above includes dues for multiple clubs and the incidental expenses he incurred, and we paid, in connection with his use of each club.
(4)	Mr. Roberts was hired in 2013 and thus has no reportable compensation for 2012.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

We did not have any formal employment agreements in place with our named executive officers in 2012.

In June of 2013 we entered into an employment agreement with Bryan Sheffield, our President and Chief Executive Officer. The agreement has an initial three-year term that automatically renews for successive one-year periods until terminated in writing by either party at least 90 days prior to a renewal date. The agreement provides Mr. Sheffield with an annual base salary of at least $556,087 during the term. Mr. Sheffield will also be eligible to earn an annual bonus and shall have the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Mr. Sheffield is also entitled to the complimentary use of aircraft leased or owned by us for business purposes and also for up to 30 hours per calendar year of personal use within North America, in each case, consistent with our Aircraft Policy. Pursuant to the terms of his employment agreement Mr. Sheffield is entitled to severance payments in certain limited circumstances. Severance benefits provided under Mr. Sheffield’s employment agreement are described in more detail below in the section titled “Potential Payments Upon Termination or Change in Control.”

In June of 2013 we also entered into employment agreements with each of (i) Matt Gallagher, our Vice President—Engineering and Geoscience and (ii) Colin Roberts, our General Counsel. Each agreement has an initial one-year term following which employment continues on an at-will basis until terminated by either party upon 30 days’ written notice. The agreement with Mr. Gallagher provides him with an annual base salary of at least $225,901 during the term, and the agreement with Mr. Roberts provides him with an annual base salary of at least $250,000 during the term. Each executive will also be eligible to earn an annual bonus and shall have the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Pursuant to the terms of each employment agreement, each executive is entitled to severance payments in certain limited circumstances. Severance benefits provided under the employment agreements with Messrs. Gallagher and Roberts are described in more detail below in the section titled “Potential Payments Upon Termination or Change in Control.”

Effective upon the closing of this offering, we will enter into new employment agreements (referred to herein as the “post-IPO employment agreements”) with each of our Named Executive Officers that will override and replace the foregoing employment agreements. The following summarizes the material terms of each of the post-IPO employment agreements with our Named Executive Officers, respectively.

The post-IPO employment agreement with Bryan Sheffield, our President and Chief Executive Officer is expected to have an initial three-year term that would automatically renew for successive one-year periods until terminated in writing by either party at least 60 days prior to a renewal date. The agreement would provide Mr. Sheffield with an annual base salary of at least $615,000 during the term. Mr. Sheffield would also be eligible to earn an annual bonus and shall have the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Mr. Sheffield would also be entitled to the complimentary use of aircraft leased or owned by us for business purposes and also for up to 30 hours per calendar year of personal use within North America, in each case, consistent with our Aircraft Policy. Pursuant to the terms of his post-IPO employment agreement, Mr. Sheffield would be entitled to severance payments in certain limited circumstances. Severance benefits to be provided under Mr. Sheffield’s post-IPO employment agreement are described in more detail below in the section titled “Potential Payments Upon Termination or Change in Control.”

We will also enter into post-IPO employment agreements with each of (i) Matt Gallagher, our Vice President—Engineering and Geoscience and (ii) Colin Roberts, our General Counsel. The specific terms of Mr. Gallagher’s post-IPO employment agreement are still being negotiated as of the time of this filing, but it is anticipated that such agreement would have a substantially similar format to the post-IPO employment agreements of our other Named Executive Officers. The post-IPO employment agreement with Mr. Roberts is expected to have an initial one-year term that would automatically renew for successive one-year periods until terminated in writing by either party at least 60 days prior to a renewal date. The agreement with Mr. Roberts would provide him with an annual base salary of at least $258,000 during the term. Mr. Roberts would also be eligible to earn an annual bonus and would have the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Pursuant to the terms of his post-IPO employment agreement, Mr. Roberts would be entitled to severance payments in certain limited circumstances. Severance benefits to be provided under the post-IPO employment agreement with Mr. Roberts are described in more detail below in the section titled “Potential Payments Upon Termination or Change in Control.”

Base Salary

Each Named Executive Officer’s base salary is a fixed component of compensation each year for performing specific job duties and functions. Historically, our President and Chief Executive Officer established the annual base salary rate for each of the Named Executive Officers at a level necessary to retain the individual’s services. Adjustments to the base salary rates for the Named Executive Officers have historically been made upon consideration of factors that our President and Chief Executive Officer deems relevant, including but not limited to: (a) any increase or decrease in the executive’s responsibilities, (b) the executive’s job performance, and (c) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of our Chief Executive Officer. Following the closing of this offering, our President and Chief Executive Officer will work together with our board of directors to determine the amount, if any, of any future modifications to the base salary levels for each of our Named Executive Officers.

Annual Bonus

Historically we have maintained a fully discretionary bonus program. In November of each year, our President and Chief Executive Officer determined the amount, if any, of the discretionary annual bonuses awarded to each of our Named Executive Officers after careful review of our performance over the course of that year. Items that have previously been taken into account during this process include, but are not limited to, production growth, profitability and our financial strength. There are no performance metrics or formulas used to calculate the amounts of the bonuses paid, although our Named Executive Officers typically receive a bonus equal to a similar percentage of their base salary. Bonuses have historically been paid in November of each fiscal year. The Named Executive Officers must generally be employed on the date the awards are actually paid in order to receive payment.

The bonus amount paid to each Named Executive Officer for the 2013 fiscal year were as follows:

Name	Award Payout
Bryan Sheffield	$222,435
Matt Gallagher	$92,168
Colin Roberts	$175,000

Following the closing of this offering, our President and Chief Executive Officer will work with our board of directors to establish an annual bonus program for our employees for future years. No decisions regarding our future annual bonus program have been made at this time.

Outstanding Awards at Fiscal Year End

Creation and Grant of Incentive Units

Incentive Units were issued to our Named Executive Officers during the 2013 fiscal year. These Incentive Units were issued in two separate entities: Parsley LLC and Parsley Energy Employee Holdings, LLC (“Employee Holdings”). As discussed in the next paragraph, certain Incentive Units in Parsley LLC were issued directly by Parsley LLC to certain of our Named Executive Officers. Additionally, as discussed in the second paragraph below, certain Incentive Units in Parsley LLC were issued directly to Employee Holdings and Employee Holdings in turn issued Incentive Units to certain of our Named Executive Officers.

Prior to our June 2013 reorganization, Messrs. Sheffield and Gallagher owned limited partner interests in Parsley LP. In June 2013, we reorganized the entities that comprise our company in order to facilitate the investment in our company by NGP and the PSP Members. As part of that reorganization, all investors who held limited partner interests in Parsley LP, including Messrs. Sheffield and Gallagher, contributed those limited partner interests to Parsley LLC in exchange for both common equity interests in Parsley LLC and a certain number of Incentive Units in Parsley LLC. The issuance of Incentive Units in Parsley LLC was intended to compensate these investors for the dilution they experienced as a result of the reorganization. Mr. Roberts did not receive any Incentive Units in Parsley LLC because he did not own any equity interests in Parsley LP at the time of the reorganization.

NGP and the PSP Members wanted to enable certain key employees of our company to share in our investors’ financial success after NGP and the PSP Members receive a certain level of return on their investment in our company. They determined that the best method to achieve this goal was to grant Incentive Units to our key employees. As such, in connection with the June 2013 reorganization, Employee Holdings was formed and granted 2,000,000 Incentive Units in Parsley LLC (500,000 of each of Tier I, Tier II, Tier III, and Tier IV Incentive Units). In turn, certain key employees of our company, including Messrs. Gallagher and Roberts, were granted Incentive Units in Employee Holdings; such units are economically identical to the Incentive Units in Parsley LLC held by Employee Holdings. Distributions with respect to the Incentive Units in Employee Holdings are linked to distributions made with respect to the corresponding Incentive Units in Parsley LLC held by Employee Holdings. No Incentive Units in Employee Holdings were granted to Mr. Sheffield in 2013 because we, along with NGP and the PSP Members, determined that Mr. Sheffield’s interests were already sufficiently aligned with the interests of our investors as a result of his own substantial investment in us.

All Incentive Units in Parsley LLC are entitled to a portion of the distributions made by Parsley LLC after NGP and the PSP Members receive a certain return on their investment in us. With respect to the total number of Incentive Units in Parsley LLC issued to any particular recipient, 88.39% of such distributions relate to the return realized by NGP on its investment in Parsley LLC (the “NGP Portion”) and 11.61% of such distributions relate to the return realized by the PSP Members on their investment in Parsley LLC (the “PSP Portion”). As described above, distributions with respect to the Incentive Units in

Employee Holdings are linked to distributions with respect to the Incentive Units in Parsley LLC held by Employee Holdings. Additional information regarding the vesting and payment terms of the Incentive Units can be found on page 118 in the Narrative to the Outstanding Equity Awards Table. The Incentive Units in each of Parsley LLC and Employee Holdings do not relate directly to Parsley Inc.’s securities, and Parsley Inc. is not financially or otherwise responsible for distributions or settlements relating to such awards. As described above, amounts paid to the holders of Incentive Units in Parsley LLC are paid out of NGP’s and the PSP Members’ return on their investment in us, and distributions made by Employee Holdings to holders of Incentive Units in Employee Holdings are linked to distributions it receives from Parsley LLC.

The awards reported below reflect the Incentive Units each Named Executive Officer held as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)(1)	Option Expiration Date (1)
Bryan Sheffield
Parsley LLC Incentive Units
Tier I Units	0	338,750	N/A	N/A
Tier II Units	0	338,750	N/A	N/A
Tier III Units	0	338,750	N/A	N/A
Tier IV Units	0	338,750	N/A	N/A

Matt Gallagher
Parsley LLC Incentive Units
Tier I Units	0	12,500	N/A	N/A
Tier II Units	0	12,500	N/A	N/A
Tier III Units	0	12,500	N/A	N/A
Tier IV Units	0	12,500	N/A	N/A

Employee Holdings Incentive Units
Tier I Incentive Units	0	28,930	N/A	N/A
Tier II Incentive Units	0	28,930	N/A	N/A
Tier III Incentive Units	0	28,930	N/A	N/A
Tier IV Incentive Units	0	28,930	N/A	N/A

Colin Roberts
Employee Holdings Incentive Units
Tier I Incentive Units	0	86,789	N/A	N/A
Tier II Incentive Units	0	86,789	N/A	N/A
Tier III Incentive Units	0	86,789	N/A	N/A
Tier IV Incentive Units	0	86,789	N/A	N/A

(1)	We believe that, despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The Incentive Unit awards at Parsley LLC and Employee Holdings are each divided into four tiers, each of which has a separate distributions threshold and vesting schedule. Awards reflected as “Unexercisable” are Incentive Units that have not yet vested. The Tier I Units and Tier I Incentive Units in the “Unexercisable” column will generally vest in three equal installments on each anniversary of the grant date, or will become fully accelerated upon a “Fundamental Change” (defined below) or the date the distribution threshold for that Tier has been satisfied. The Tier II, Tier III and Tier IV Units (or Tier II, Tier III and Tier IV Incentive Units, as applicable) in the “Unexercisable” column will not become vested until such time as the distributions threshold for that Tier has been satisfied. For a description of how and when the Incentive Unit awards could become vested and when such awards could begin to receive payments, see the discussion below.

Narrative to the Outstanding Equity Awards Table

The Incentive Unit Awards at Parsley LLC and Employee Holdings are each divided into four tiers. Unless otherwise noted below, the definitions, vesting and payment thresholds are the same for each Tier whether granted at the Parsley LLC or Employee Holdings level. A potential payout for each tier will occur only after a specified level of cumulative cash distributions has been received by members of the applicable entity that have made capital contributions to the entity, as further described below. Tier I Incentive Units are designed to vest in three equal annual installments, although vesting will be fully accelerated if a “Fundamental Change” (as defined below) occurs or the distribution threshold established for Tier I (described below) is met prior to the time-based vesting becoming satisfied. Tier II units, Tier III units and Tier IV units will each vest only upon the distribution threshold established for that tier (described below). The difference between a vested and unvested Tier I Incentive Unit is that once a unit is vested, in the event that an Incentive Unit holder’s employment terminates other than for “Cause” (as defined below) or due to a voluntary termination by such Incentive Unit holder, the Incentive Unit holder may retain all vested Tier I Incentive Units as non-voting interests. All Incentive Units that have not vested according to their original vesting schedule at the time an Incentive Unit holder’s employment is terminated for any reason will be forfeited without payment. If we terminate an executive for Cause, or the Incentive Unit holder voluntarily terminates his or her employment, all vested Incentive Unit awards will also be forfeited at the time of the termination. If distributions are made with respect to a tier of these Incentive Unit awards while they are outstanding, both vested and unvested units will receive the distributions and the holder of such units would be entitled to keep any such distributions regardless of whether the units are subsequently forfeited.

The Tier I Incentive Units will be entitled to 15% of future distributions to members only after all the Preferred Investors that have made capital contributions to Parsley LLC have received cumulative distributions in respect of their membership interests equal to their cumulative capital contributions multiplied by 1.10n, where “n” is equal to the weighted average capital contribution factor determined as of the dates of the distributions; provided, that if the Preferred Investors have received cumulative cash distributions in respect of their membership interests equal to two times their cumulative capital contributions, then Tier I Incentive Units will be entitled to 20% of future distributions to members. The Tier II units will be entitled to 10% of future distributions to members only after all of the Preferred Investors that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their membership interests equal to two times their cumulative capital contributions. Tier III units will be entitled to 5% of future distributions to Preferred Investors only after all of the members that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their membership interests equal to three times their cumulative capital contributions. The Tier IV units will be entitled to 5% of future distributions to members only after all of the Preferred Investors that have made capital contributions to Parsley LLC shall have received cumulative distributions in respect of their membership interests equal to four times their cumulative capital contributions.

A “Fundamental Change” is generally defined in the Limited Liability Company Agreement of Parsley LLC as any of the following events: (i)(a) Parsley LLC merges, consolidates, amalgamates or reconstitutes with or into another entity, or enters into a similar transaction with any entity; (b) the outstanding interests of Parsley LLC are sold or exchanged to any person; (c) Parsley LLC sells, leases, licenses or exchanges all or substantially all of its assets to a person; (d) a liquidation or dissolution of Parsley LLC; (e) the institution of proceedings against Parsley LLC to be adjudicated as a bankrupt or insolvent entity, or the institution of other similar proceedings; Parsley LLC’s consent to a receiver, liquidator, trustee or other similar official; or an assignment by Parsley LLC for the benefit of its creditors or an admission of Parsley LLC that it cannot pay its debts; or (f) voluntary withdrawal as a general partner or relinquishment of rights as a controlling equity-holder of any Parsley LLC subsidiary; or (ii) any single person or group of related persons purchases or otherwise acquires the right to vote or dispose of the Parsley LLC securities that represent 50% or more of the total voting power of all the then-outstanding voting securities of Parsley LLC (although no capital contributions made by NGP shall cause a Fundamental Change under this clause (ii)). For purposes of clauses (i)(a) –(c) above, the persons who served as members of the board of directors immediately before the applicable transaction must also cease to constitute at least a majority of the members of the board of directors or analogous managing body of the surviving entity.

A termination for “Cause” shall generally mean an Incentive Unit holder’s (i) conviction of, or plea of nolo contendere to, any felony or a crime or offense causing substantial harm to Parsley LLC, Employee Holdings, or their respective affiliates, or involving an act of theft, fraud, embezzlement, moral turpitude or similar conduct; (ii) repeated intoxication by alcohol or drugs during the performance of the holder’s duties; (iii) malfeasance, in the conduct of the holder’s duties, including, but not limited to, (a) misuse of funds of Parsley LLC, Employee Holdings, or their respective affiliates, (b) embezzlement, or (c) misrepresentation of or the concealment of a written report submitted to Parsley LLC, Employee Holdings, or their respective affiliates; (iv) material and incurable violation of any provision of a voting and transfer restriction agreement or an employment agreement previously entered into by the holder and which remains uncured for thirty days; or (v) failure to perform duties of the holder’s employment with Parsley LLC, Employee Holdings, or their respective affiliates, or the failure to follow or comply with reasonable written directives of the board of managers or the holder’s supervisors.

We do not expect that this offering will result in a Fundamental Change for the Incentive Units. Also, as of the date of this filing, the Named Executive Officers have not received any distributions with respect to the Incentive Units.

Treatment of Incentive Units in IPO Reorganization

The consummation of this offering and the related reorganization will be treated as if it were a qualifying reorganization under Parsley LLC’s current limited liability agreement. As such, in connection with the closing of this offering, the holders of Incentive Units in Parsley LLC, including Employee Holdings, will contribute the PSP Portion of their Incentive Units in Parsley LLC to us in exchange for approximately          shares of Class A common stock and those shares of Class A common stock received by Employee Holdings will be distributed to the holders of Incentive Units in Employee Holdings. As a result, Messrs. Sheffield, Gallagher and Roberts will receive approximately             ,              and              shares of Class A common stock, respectively (based on the mid-point of the price range set forth on the cover of this prospectus), with respect to the PSP Portion of the Incentive Units they hold in Parsley LLC. In addition, the holders of Incentive Units in Parsley LLC will contribute the NGP Portion of such Incentive Units to NGP Parsley Holdings in exchange for incentive units in NGP Parsley Holdings that will have the same distribution rights as the contributed Incentive Units in Parsley LLC. After the consummation of this offering, there will be no further liability with respect to the PSP Portion of the Incentive Units in Parsley LLC. The Incentive Units in NGP Parsley Holdings issued in exchange for the NGP Portion of the Incentive Units in Parsley LLC will have terms and conditions that are substantially the same in all material respects as the terms and conditions of the Incentive Units in Parsley LLC currently held by the Named Executive Officers. NGP Parsley Holdings will be financially responsible for amounts paid, if any, with respect to the Incentive Units in NGP Parsley Holdings and such amounts may be paid by NGP Parsley Holdings in either cash or our Class A common stock.

2014 Long Term Incentive Plan

Prior to the completion of this offering, our board of directors will have adopted, and our stockholders will have approved, a Long-Term Incentive Plan, or LTIP, to attract and retain employees, directors, and other service providers. The description of the LTIP set forth below is a summary of the material features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, a copy of which is filed as an exhibit to this registration statement. The LTIP provides for the grant of cash and equity-based awards, including options to purchase shares of our Class A Common Stock, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, performance awards and annual incentive awards.

Share Limits. Subject to adjustment in accordance with the LTIP, shares of our Class A Common Stock will initially be reserved for issuance pursuant to awards under the LTIP, and more specifically, that total amount will be available for issuance of incentive stock options. Shares subject to an award under the LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, will be available for delivery pursuant to other awards. The shares of our Class A Common Stock to be delivered under the LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

In each calendar year, during any part of which the LTIP is in effect, an employee who is a “Covered Employee” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) may not be granted (a) awards (other than awards designated to be paid only in cash or the settlement of which is not based on a number of shares) relating to more than              shares of our Class A Common Stock, subject to adjustment as provided in the LTIP and (b) awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of our Class A Common Stock, having a value determined on the date of grant in excess of $            .

Administration. The LTIP will be administered by the compensation committee of our board of directors, which is referred to herein as the “committee,” except in the event our full board of directors chooses to administer the LTIP. Unless otherwise determined by our board of directors, the committee will be comprised of two or more individuals, each of whom qualifies as an “outside director” as defined in Section 162(m) of the Code and a “nonemployee director” as defined in Rule 16b-3 under the Exchange Act. Subject to the terms and conditions of the LTIP and applicable law, the committee has broad discretion to administer the LTIP, including the power to determine the employees, directors and other service providers to whom awards will be granted, to determine the type of awards to be granted and the number of shares of our Class A Common Stock to be subject to awards and the terms and conditions of awards, to determine and interpret the terms and provisions of each award agreement, to accelerate the vesting or exercise of any award and to make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Officers, directors, employees, and other individuals who provide services to us may be eligible to receive awards under the LTIP. However, the committee has the sole discretion to determine which eligible individuals receive awards under the LTIP.

Stock Options. The committee may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. Generally, the exercise price of a stock option cannot be less than the fair market value of a share of our Class A Common Stock on the date on which the option is granted and the option must not be exercisable more than ten years from the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our Class A Common Stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted in connection with, or independent of, a stock option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our Class A Common Stock on the date of exercise over the grant price of the SAR. SARs will be exercisable on such terms as committee determines. The term of a SAR will be for a period determined by the committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the committee in the relevant award agreement.

Restricted Stock. Restricted stock is a grant of shares of our Class A Common Stock subject to a substantial risk of forfeiture, restrictions on transferability and any other restrictions determined by the committee. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. Restricted stock units are rights to receive cash, common stock or a combination of cash and common stock at the end of a specified period. Restricted stock units may be subject to restrictions, including a risk of forfeiture, as determined by the committee. The committee may, in its sole discretion, grant dividend equivalents with respect to restricted stock units.

Other Awards. Subject to limitations under applicable law and the terms of the LTIP, the committee may grant other awards including, without limitation, common stock awarded as a bonus, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the committee, and awards valued by reference to the book value of our common stock or the value of securities of the securities or the performance of specified subsidiaries. The committee will determine the terms and conditions of all such awards. Cash awards may granted as an element of, or a supplement to, any awards permitted under the LTIP. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the LTIP or under other plans or compensatory arrangements, subject to the terms of the LTIP and applicable law.

Performance and Annual Incentive Awards. The LTIP will also permit the committee to designate certain awards as performance awards or annual incentive awards. Performance and annual incentive awards represent awards with respect to which a participant’s right to receive cash, shares of our Class A Common Stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures within a specified period. The committee will determine the applicable performance period, the performance goals and such other conditions that apply to each performance and annual incentive award.

Termination of Employment and Non-Competition Agreements. The treatment of an award under the LTIP upon a termination of employment or service to us will be specified in the agreement controlling such award. Additionally, each participant to whom an award is granted under the LTIP may be required to agree in writing as a condition of the granting of such award not to engage in conduct in competition with us or our affiliates after the termination of such participant’s employment or service with us.

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the LTIP), the committee may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (or no payment if awards are unvested or the price paid in the change of control is equal to or less than the exercise price), (iii) provide for the assumption or substitution or continuation of awards by the successor company or a parent or subsidiary of the successor, or (iv) make other adjustments to awards as the committee deems appropriate to reflect the applicable transaction or event.

Amendment and Termination. The LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the LTIP at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation. The committee may generally amend the terms of any outstanding award under the LTIP at any time. However, no action may be taken by our board of directors or the committee under the LTIP that would materially and adversely affect the rights of a participant under a previously granted award without the participant’s consent.

We expect to grant restricted stock awards under the LTIP to certain of our employees in connection with the closing of this offering, however, as of the time of this filing we have yet to determine the recipients, amounts of such awards, or other specific terms thereof.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “Additional Narrative Disclosure—Retirement Benefits” for more information. We also pay the premiums for life insurance coverage of $100,000 for each of our employees.

In addition, certain perquisites have historically been provided to our Named Executive Officers. Messrs. Sheffield and Gallagher are both provided with a car owned by us, which they use for business and personal reasons, such as commuting to work. The incremental value of their personal use of these company-owned vehicles is reported above in the All Other Compensation column to the Summary Compensation Table.

Additionally, in 2013 we paid all expenses in connection with Mr. Gallagher’s travel to and receipt of a preventative health screening exam from the Cooper Clinic in Dallas, Texas. Mr. Sheffield received the same benefit during fiscal year 2012. The periodic provision of this benefit is viewed by our President and Chief Executive Officer as an important investment. We feel that ensuring the maintenance of our Named Executive Officers’ health is essential to the continued success of our company. Our President and Chief Executive Officer will work with our board of directors to determine whether or not this perquisite will be offered to our Named Executive Officers in future years.

In 2013 we purchased a corporate aircraft to facilitate the most efficient business travel for certain executives, members of our board of directors, and business partners. In connection with the acquisition of the aircraft, we adopted the Parsley Energy, LLC Corporate Aircraft Policy in September of 2013 (the “Aircraft Policy”) to outline our policies with respect to company-owned, chartered or leased aircraft (the “Aircraft”). Pursuant to the Aircraft Policy, the Aircraft will be available to transport our executive officers, including our Named Executive Officers, members of our board of directors, strategic business partners, and employees designated by our President and Chief Executive Officer from time to time for facilitating or conducting our business or for company-sponsored or directed activities (collectively, “Permitted Travelers”). We generally encourage our executives and members of our board of directors to use commercial air carriers for travel whenever possible, and any travel using the Aircraft must be approved in writing by our President and Chief Executive Officer. All Permitted Travelers must pay the aircraft management company in full for the cost of any personal usage of the Aircraft, which must be approved in advance by our President and Chief Executive Officer. Notwithstanding the foregoing sentence, pursuant to his employment agreement and the Aircraft Policy, our President and Chief Executive Officer is entitled to utilize the Aircraft for reasonable personal use in North America at no cost to him for up to 30 hours per calendar year. The value of unreimbursed personal use of the Aircraft by our President and Chief Executive Officer will also be treated as imputed income to him for tax purposes. None of our other Named Executive Officers are entitled to unreimbursed non-business travel use of the Aircraft.

Finally, we have historically paid the initiation fee and country club dues for each of our Named Executive Officers as well as the incidental expenses incurred by Mr. Sheffield in connection with his use of the country clubs. These memberships have provided our executives with valuable opportunities to meet and network with potential clients and business partners. In an attempt to streamline our compensation and benefits package, our President and Chief Executive Officer has determined that we will no longer pay for our executives’ country club dues or associated incidental expenses following the closing of this offering.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We have historically provided a basic match of 100% of salary deferrals up to the first 3% of eligible compensation, plus 50% of salary deferrals up to the next 2% of eligible compensation. Effective October 1, 2013, we began providing a 200% match of salary deferrals up to 4% of eligible compensation. We may also make additional discretionary matching contributions, although we do not expect to do so.

Potential Payments Upon Termination or Change in Control

Pursuant to the terms of his employment agreement, Mr. Sheffield is entitled to continued base salary through the end of any fiscal year in which he is terminated by reason of death or “Disability” (as defined in the agreement). Additionally, if either party provides a notice of nonrenewal following the initial term or Mr. Sheffield’s employment is terminated by either party other than “for Cause” (as defined in the agreement), death, or Disability, then (i) he would be entitled to continued salary payments for 24 months and, (ii) if Mr. Sheffield elects to continue coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), then he will be entitled to reimbursement for a period of up to 12 months for the difference between the amount he pays to effect and continue such coverage and the employee contribution amount that he would pay if he were still an active employee. The employment agreement also contains certain restrictive covenants, which require Mr. Sheffield to preserve and protect our confidential information and work product and, for a one-year period following his termination of employment, to refrain from competing with us or soliciting our employees. If Mr. Sheffield terminates his employment for “Good Reason” (as defined in the agreement), he will be released from his non-compete obligations, but will remain subject to confidentiality and non-disclosure obligations.

Pursuant to the terms of the employment agreements with Messrs. Gallagher and Roberts, each executive is entitled to continued base salary through the end of any fiscal year in which he is terminated by reason of death or “Disability” (as defined in the relevant agreement). Messrs. Gallagher and Roberts are not entitled to severance payments or benefits as a result of a termination of employment under any other circumstances. Messrs. Gallagher and Roberts’s employment agreements contains certain restrictive covenants, which require each executive to preserve and protect our confidential information and work product and, for a one-year (six-month in the case of a termination other than for “Cause” (as defined in the relevant agreement)) period following his termination of employment, to refrain from competing with us or soliciting our employees. If either executive terminates his employment for “Good Reason” (as defined in the relevant agreement), he will be released from his non-compete obligations, but will remain subject to confidentiality and non-disclosure obligations.

The Named Executive Officers are not entitled to any “single trigger” payment upon a change in control.

As noted above, a termination of employment or the occurrence of a Fundamental Change could impact the vesting and distribution payments applicable to the Incentive Units held by the Named Executive Officers. Please see the “Narrative to the Outstanding Equity Awards Table” section above for more details.

As described above under “—Employment Agreements”, effective upon the closing of this offering, we will enter into post-IPO employment agreements with each of our Named Executive Officers that will override and replace their existing employment agreements. The following summarizes the impact of certain termination events or the occurrence of a “change of control” on each Named Executive Officer’s entitlement to severance and other benefits under these post-IPO employment agreements.

Pursuant to the terms of his post-IPO employment agreement, Mr. Sheffield would be entitled to accrued but unpaid base salary, reimbursements, and other employee benefits (the “Accrued Obligations”) in the event his employment were terminated upon either our or Mr. Sheffield’s provision of a notice of nonrenewal, by us for “Cause” or by Mr. Sheffield without “Good Reason” (each as defined in the agreement), and, except as otherwise provided in the award agreement under which the award was granted, Mr. Sheffield would forfeit all unvested outstanding equity awards he held as of the date of termination. Furthermore, in the event we were to terminate Mr. Sheffield without Cause, or Mr. Sheffield were to terminate his employment for Good Reason, he would be entitled to (i) the Accrued Obligations, (ii) continued salary payments for 24 months, (iii) a lump sum amount equal to two times the average of the three most recent annual bonuses actually paid in the three-year period preceding the termination date, which amount would be paid on the first regular pay date immediately following the payment of the last installment due to Mr. Sheffield under the foregoing clause (ii), (iv) if Mr. Sheffield elected to continue coverage under COBRA, then he would be entitled to reimbursement for a period of up to 18 months for the difference between the amount he would pay to effect and continue such coverage and the employee contribution amount that he would pay if he were still an active employee, and (v) outplacement services for up to 12 months following the termination date or such time as Mr. Sheffield obtained reasonably comparable employment, whichever was earlier (the benefits described in clauses (i), (iv) and (v), collectively, the “Severance Benefits”), and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by Mr. Sheffield upon such termination would be forfeited for no consideration. Alternatively, Mr. Sheffield would be entitled to the Accrued Obligations and continued base salary through the end of any fiscal year in which he was terminated by reason of death or “Disability” (as defined in the agreement). Finally, if within 24 months following a “Change of Control” (as defined in the agreement) we were to terminate Mr. Sheffield without Cause, or Mr. Sheffield were to terminate his employment for Good Reason, he would be entitled to the same Severance Benefits described above plus (x) continued salary payments for 36 months, and (y) a lump sum amount equal to three times the average of the three most recent annual bonuses actually paid in the three-year period preceding the termination date, which amount would be paid on the first regular pay date immediately following the payment of the last installment due to Mr. Sheffield under the foregoing clause (x), and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by Mr. Sheffield upon such a termination would be accelerated in full. Mr. Sheffield’s post-IPO employment agreement also contains certain restrictive covenants, which would require Mr. Sheffield to preserve and protect our confidential information and work product and, for a one-year period following his termination of employment (6 months in the event his was terminated by us without Cause), to refrain from competing with us (except with respect to the operation of certain wells specifically referenced in the agreement) or soliciting our employees.

As stated above under “—Employment Agreements”, the specific terms of Mr. Gallagher’s post-IPO employment agreement, including the severance provisions thereunder, are still being negotiated as of the time of this filing, but it is anticipated that such agreement would have a substantially similar format to the post-IPO employment agreements of our other Named Executive Officers. Pursuant to the terms of his post-IPO employment agreement, Mr. Roberts would be entitled to the Accrued Obligations in the event his employment were terminated upon the provision of a notice of nonrenewal (either by us or by Mr. Roberts), by us for “Cause” or by Mr. Roberts without “Good Reason” (each as defined in the agreement), and, except as otherwise provided in the award agreement under which the award was granted, Mr. Roberts would forfeit all unvested outstanding equity awards he held as of the date of termination. Furthermore, in the event we were to terminate Mr. Roberts without Cause, or Mr. Roberts were to terminate his employment for Good Reason, he would be entitled to (i) the Accrued Obligations, (ii) a lump-sum cash payment equal to 0.50 times the sum of (A) his base salary and (B) the average of the three most recent annual bonuses actually paid in the three-year period preceding the date of Mr. Roberts’ termination (or the period of his employment, if shorter), which amount would be paid not later than 60 days following the termination (the foregoing clauses (A) and (B) together, the “Cash Severance”), (iii) if Mr. Roberts elected to continue coverage under COBRA, then he would be entitled to reimbursement for a period of up to 18 months for the difference between the amount he would pay to effect and continue such coverage and the employee contribution amount that he would pay if he were still an active employee, and (iv) outplacement services for up to 6 months following the termination date or such time such time as Mr. Roberts obtained reasonably comparable employment, whichever was earlier (the benefits described in clauses (i), (iii) and (iv), collectively, the “Severance Benefits”), and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by Mr. Roberts upon such termination would be forfeited for no consideration. Alternatively, Mr. Roberts would be entitled to the Accrued Obligations and continued base salary through the end of any fiscal year in which he was terminated by reason of death or “Disability” (as defined in the agreement). Finally, if within 12 months following a “Change of Control” (as defined in the agreement) we were to terminate Mr. Roberts without Cause, or Mr. Roberts were to terminate his employment for Good Reason, he would be entitled to the same Severance Benefits described above plus 0.75 times the Cash Severance, and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by Mr. Roberts upon such a termination would be accelerated in full. Mr. Roberts’ post-IPO employment agreement also contains certain restrictive covenants, which require Mr. Roberts to preserve and protect our confidential information and work product and, for a one-year period following his termination of employment (6 months in the event his was terminated by us without Cause), to refrain from competing with us or soliciting our employees.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Total ($)
David H. Smith	$12,500	$12,500
A.R. Alameddine	$12,500	$12,500
Jack Harper	$12,500	$12,500

The board of managers of our predecessor was formed in June of 2013. Messrs. Bryan Sheffield and Chris Carter are employed by us and NGP respectively and, as such, receive no additional compensation for their service on our board of managers. Each of the other members of our board of managers receives a retainer payment equal to $25,000 in cash per year. The retainer is paid to each member of our board of managers in four equal installments in cash following each quarterly meeting of the board. The amounts in the table above reflect the fact that only two quarterly meetings were held in 2013.

Attracting and retaining qualified non-employee directors is critical to the future value growth and governance of our company. We have not yet made any final determinations with respect to compensation for the members of our board of directors following the closing of this offering; however, directors who are also our employees will continue to receive no additional compensation for their service on our board of directors.

Each director will be reimbursed for (i) travel and expenses associated with the attendance of meetings and activities of our board of directors or its committees, and (ii) travel and expenses related to each director’s participation in general education and orientation programs for directors.

Compensation Committee Interlocks and Insider Participation

None of our officers or employees will be members of the compensation committee. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

To the extent any members of our compensation committee and affiliates of theirs have participated in transactions with us, a description of those transactions is described in “Certain Relationships and Related Party Transactions.”

CORPORATE REORGANIZATION

Incorporation of Parsley Inc.

Parsley Inc. was incorporated by Parsley as a Delaware corporation in December 2013. Following this offering and the transactions related thereto, Parsley Inc. will be a holding company whose sole material asset will consist of                  PE Units. After the consummation of the transactions contemplated by this prospectus, Parsley Inc. will be the managing member of Parsley LLC and will be responsible for all operational, management and administrative decisions relating to Parsley LLC’s business and will consolidate the financial results of Parsley LLC and its subsidiaries. The Limited Liability Company Agreement of Parsley LLC will be amended and restated as the Parsley Energy LLC Agreement to, among other things, admit Parsley Inc. as the sole managing member of Parsley LLC.

In connection with this offering, (a) all of the membership interests in Parsley LLC held by its existing owners, including NGP and all of our executive officers, will be converted into PE Units, (b) certain of the Existing Owners, including NGP, will contribute all of their PE Units to Parsley Inc. in exchange for an equal number of shares of Class A common stock, (c) certain of the Existing Owners will contribute only a portion of their PE Units to Parsley Inc. in exchange for an equal number of shares of Class A common stock and will continue to own a portion of the PE Units following this offering, (d) Parsley Inc. will contribute                  shares of its Class B common stock and $         million in cash to Parsley LLC in exchange for                  PE Units, and (e) Parsley LLC will distribute to each PE Unit Holder one share of Class B common stock for each PE Unit such PE Unit Holder holds. After giving effect to these transactions and the offering contemplated by this prospectus, Parsley Inc. will own an approximate     % interest in Parsley LLC (or     % if the underwriters’ option to purchase additional shares is exercised in full) and the PE Unit Holders will own an approximate     % interest in Parsley LLC (or     % if the underwriters’ option to purchase additional shares is exercised in full).

Each share of the Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

The PE Unit Holders will have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged as described under “Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement.” In addition, the PE Unit Holders and NGP will have the right, under certain circumstances, to cause us to register the offer and sale of their shares of Class A common stock as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will enter into a Tax Receivable Agreement with Parsley LLC and the PE Unit Holders. This agreement generally provides for the payment by Parsley Inc. to an exchanging PE Unit Holder of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units and shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Inc. will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately prior to this offering and the transactions related thereto:

(1)	See “—Existing Owners Ownership” for a discussion of the interests held by our Existing Owners.
(2)	Spraberry Production Services, LLC (“SPS”) is not consolidated in our financial statements.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	See “—Existing Owners Ownership” for a discussion of the interests held by our Existing Owners.
(2)	SPS is not consolidated in our financial statements.

Existing Owners Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering.

Existing Owners(1)	Percentage Ownership in Parsley LLC Prior to this Offering	Equity Interests Following this Offering
		PE Units	Class B Common Stock	Class A Common Stock	Combined Voting Power (%)
Bryan Sheffield	53.7%
NGP	17.3
Other executive officers(2)	10.8
PSP Members(3)	2.3
Diamond K Interests	8.0
Other investors	7.9

	100%

(1)	See “Principal and Selling Shareholders.”
(2)	Exclusive of executive officers preferred ownership which is reported as PSP Members ownership.
(3)	Includes % held by executive officers.

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be                  shares of Class A common stock issued and outstanding and                  shares of Class A common stock reserved for exchanges of PE Units and shares of Class B common stock pursuant to the Parsley Energy LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $         million. We intend to contribute the $         million of net proceeds, to Parsley LLC in exchange for PE Units. Parsley LLC will use (i) approximately $         million to make a cash payment in settlement of the Preferred Return (ii) $         million to reduce amounts drawn under Parsley LLC’s revolving credit facility, and (iii) any remaining net proceeds to fund a portion of our exploration and development program.

As a result of the corporate reorganization and the offering described above (and prior to any exchanges of PE Units):

•

the investors in this offering will collectively own                  shares of Class A common stock (or                  shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Parsley Inc. will hold PE Units;

•	The Existing Owners will hold (i) shares of Class A common stock and (ii) shares of Class B common stock and a corresponding number of PE Units;

•	the investors in this offering will collectively hold % of the voting power in us; and

•

assuming no exercise of the underwriters’ option to purchase additional shares, the Existing Owners will hold     % (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

Our post-offering organizational structure will allow the PE Unit Holders to retain their equity ownership in Parsley LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, and we are classified as a domestic corporation for U.S. federal income tax purposes. We believe that the PE Unit Holders find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The PE Unit Holders will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Parsley LLC.

In addition, pursuant to our certificate of incorporation and the Parsley Energy LLC Agreement, our capital structure and the capital structure of Parsley LLC will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the PE Units and our Class A common stock, among other things.

The holders of PE Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Parsley LLC and will be allocated their proportionate share of any taxable loss of Parsley LLC. The Parsley Energy LLC Agreement provides, to the extent cash is available, for distributions pro rata to the holders of PE Units if we, as the managing member of Parsley LLC, determine that the taxable income of Parsley LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on our estimate of the taxable income of Parsley LLC that is allocable to a holder of PE Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in Texas (taking into account the nondeductibility of certain expenses and the character of our income).

We may accumulate cash balances in future years resulting from distributions from Parsley LLC exceeding our tax liabilities and our obligations to make payments under the Tax Receivable Agreement. To the extent we do not distribute such cash balances as a dividend on our Class A common stock and instead decide to hold or recontribute such cash balances to Parsley LLC for use in our operations, PE Unit Holders who exchange their PE Units for Class A common stock in the future could also benefit from any value attributable to any such accumulated cash balances.

We will enter into a Tax Receivable Agreement with the PE Unit Holders and Parsley LLC. This agreement generally provides for the payment by Parsley Inc. to an exchanging PE Unit Holder of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units and shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Inc. will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Parsley Energy LLC Agreement

The Parsley Energy LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Parsley Energy LLC Agreement is qualified in its entirety by reference thereto.

In accordance with the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will generally have the right to exchange their PE Units (and a corresponding number of shares of our Class B common stock) for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. At Parsley LLC’s election, Parsley LLC may give the exchanging PE Unit Holders cash in an amount equal to the Cash Election Value of such Class A common stock instead of issuing shares of Class A common stock. We are obligated to facilitate an exchange for Class A common stock through a contribution of Class A common stock to Parsley LLC or, alternatively, we have the right to acquire the subject PE Units and corresponding Class B common stock from the PE Unit Holders by paying, at our option, either (x) the number of shares of Class A common stock the PE Unit Holders would have received in the proposed exchange or (y) cash in an amount equal to the Cash Election Value of such Class A common stock. “Cash Election Value” means, with respect to the Class A common stock to be delivered to an exchanging PE Unit Holder by Parsley LLC pursuant to the Parsley Energy LLC Agreement, the amount that would be received (i) if such shares of Class A common stock were sold at a per share price equal to the trailing 30-day volume weighted average price of a share of Class A common stock or (ii) in the event shares of Class A common stock are not then publicly traded, the value that would be obtained in an arm’s length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by Parsley Inc. The PE Unit Holders will be permitted to exchange their PE Units for shares of our Class A common stock on a quarterly basis, subject to certain de minimis allowances. In addition, any exchanges involving                  or more PE Units may occur at any time. As the PE Unit Holders exchange their PE Units, our membership interest in Parsley LLC will be correspondingly increased and the PE Unit Holders’ share of Class B common stock will be reduced.

Under the Parsley Energy LLC Agreement, we have the right to determine when distributions will be made to the holders of PE Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of PE Units on a pro rata basis in accordance with their respective percentage ownership of PE Units.

The holders of PE Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Parsley LLC and will be allocated their proportionate share of any taxable loss of Parsley LLC. Net profits and net losses of Parsley LLC generally will be allocated to holders of PE Units on a pro rata basis in accordance with their respective percentage ownership of PE Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. The Parsley Energy LLC Agreement provides, to the extent cash is available, for distributions to the holders of PE Units if we, as the managing member of Parsley LLC, determine that the taxable income of Parsley LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on our estimate of the taxable income of Parsley LLC that is allocable to a holder of PE Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in Texas (taking into account the nondeductibility of certain expenses and the character of our income). In addition, if the cumulative amount of U.S. federal, state and local taxes payable by us exceeds the amount of the tax distribution to us, Parsley LLC will make advances to us in an amount necessary to enable us to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by Parsley LLC to us.

The Parsley Energy LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Parsley LLC, and Parsley LLC shall issue to us one PE Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Parsley LLC shall redeem, repurchase or otherwise acquire an equal number of PE Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Under the Parsley Energy LLC Agreement, the members have agreed that NGP Parsley Holdings and/or one or more of its affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Parsley LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Parsley LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Parsley LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of PE Units owned by each of them.

Tax Receivable Agreement

As described in “—Parsley Energy LLC Agreement” above, in the future, the PE Unit Holders (and their permitted transferees) may exchange their PE Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or, at Parsley Inc.’s election, for cash). Parsley LLC intends to make an election under Section 754 of the Code that will be effective for each taxable year in which an exchange of PE Units (and corresponding shares of Class B common stock) for shares of Class A common stock pursuant to the Exchange Right (or an exchange of PE Units for cash pursuant to the Cash Option) occurs. Pursuant to the Section 754 election, each future exchange of PE Units (and corresponding shares of Class B common stock) for Class A common stock (as well as any exchange of PE Units and corresponding shares of Class B common stock for cash) is expected to result in an adjustment to the tax basis of the tangible and intangible assets of Parsley LLC, and these adjustments will be allocated to us. Adjustments to the tax basis of the tangible and intangible assets of Parsley LLC described above would not have been available absent these exchanges of PE Units. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement with Parsley LLC and the PE Unit Holders. This agreement generally provides for the payment by us to an exchanging PE Unit Holder of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units and corresponding shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and corresponding shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Parsley LLC. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or have expired, unless Parsley LLC exercises its right to terminate the Tax Receivable Agreement.

Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depreciable or amortizable basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment would be approximately $         million (calculated using a discount rate equal to the LIBOR plus 100 basis points, applied against an undiscounted liability of $         million). The foregoing amounts are merely estimates and the actual payments could differ materially. Furthermore, these amounts reflect only the cash savings attributable to current tax attributes resulting from the two exchange scenarios described above. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to these estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by Parsley LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid our taxes and other obligations. Please see “Risk Factors—Risks Related to the Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Parsley LLC or us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”), to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the PE Unit Holders will be netted against payments otherwise to be made, if any, to the PE Unit Holders after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), failure to honor any other material obligation under it or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the Tax Receivable Agreement.

Additionally, we have the right to terminate the Tax Receivable Agreement. If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to certain mergers or other changes of control, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the Tax Receivable Agreement, which calculation of anticipated future tax benefits will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumption that we have sufficient taxable income to fully utilize such benefits and that any PE Units that the PE Unit Holders or their permitted transferees own on the termination date are deemed to be exchanged on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of such future benefits and significantly exceed our realized tax savings.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the PE Unit Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of PE Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of PE Units may increase the PE Unit Holders’ tax liability without giving rise to any rights of the PE Unit Holders to receive payments under the Tax Receivable Agreement.

Payments are generally due under the Tax Receivable Agreement within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue from the due date (without extensions) of such tax return until such payment due date at a rate equal to the LIBOR plus 200 basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest at a rate of LIBOR plus 500 basis points; provided, however, that interest will accrue at a rate of LIBOR plus 200 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Parsley LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement; this ability, in turn, may depend on the ability of Parsley LLC’s subsidiaries to make distributions to it. The ability of Parsley LLC, its subsidiaries and equity investees to make such distributions will be subject to, among other things, the applicable provisions of Delaware law that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Parsley LLC and/or its subsidiaries and equity investees. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the sale of shares of our Class A common stock by such Existing Owners or certain of their affiliates. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

Well Operations and Working Interests Acquisitions

During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, entities affiliated or controlled by Bryan Sheffield, Ryan Dalton, Matthew Gallagher, Mike Hinson, Paul Treadwell and Jack Harper, and certain of their immediate family members (such parties collectively, the “Related Party Working Interest Owners”) owned non-operated working interests in certain of the oil and natural gas properties that we operate. The revenues disbursed to such Related Party Working Interest Owners for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011 totaled $11.5 million, $10.8 million, and $9.1 million, respectively.

During 2013, we acquired all of the non-operated working interests owned by the Related Party Working Interest Owners through a number of separate, individually-negotiated transactions for an aggregate total of $19.4 million.

Tex-Isle Supply, Inc. Purchases

During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, we made purchases of equipment used in our drilling operations and capitalized as part of our oil and natural gas property totaling $39.4 million, $31.1 million, and $11.6 million, respectively, from Tex-Isle Supply, Inc. (“Tex-Isle”). Tex-Isle is controlled by a party who is also the general partner of Diamond K Interests, LP.

Spraberry Production Services LLC

During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, we incurred charges totaling $2.6, $2.0 million, and $0.4 million, respectively, for services from SPS in our well operation and drilling activities. Tex-Isle owns the remaining 50% interest in SPS.

Davis, Gerald & Cremer, PC

During the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011, we incurred charges totaling $0.3 million, $0.3 million, and $0.1 million, respectively, for legal services from Davis, Gerald & Cremer, PC, of which our director David H. Smith is a vice-president and shareholder.

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Parsley LLC. Please read “Corporation Reorganization.”

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our board of directors;

•	each of the selling shareholders;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, selling shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 500 W. Texas Ave., Tower I, Suite 200, Midland, Texas 79701.

We have granted the underwriters the option to purchase up to an additional                  shares of Class A common stock and will sell shares only to the extent such option is exercised.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Beneficially Owned After the Offering(1)
			Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	%	Number	%	Number	%	Number	%
Selling Shareholders and Other 5% Shareholders
Bryan Sheffield
NGP Parsley Holdings LLC(3)					—	—
Diamond K Interests, LP(4)
Directors and Named Executive Officers:
A.R. Alameddine
Chris Carter
Jack Harper
David H. Smith
Matthew Gallagher
Colin Roberts
Directors and executive officers as a group (10 persons)

(1)	Subject to the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged. See “Certain Relationships and Related Person Transactions—Parsley Energy LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a PE Unit Holder of its exchange right. As a result, beneficial ownership of Class B common stock and PE Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged.

(2)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The PE Unit Holders will hold one share of Class B common stock for each PE Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each PE Unit held by such holder. Accordingly, the PE Unit Holders collectively have a number of votes in Parsley Inc. equal to the number of PE Units that they hold. See “Description of Capital Stock—Class A Common Stock” and “—Class B Common Stock.”
(3)	The board of managers of NGP Parsley Holdings LLC has voting and dispositive power over these shares. The board of managers of NGP Parsley Holdings LLC consists of , , and , none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. NGP Parsley Holdings LLC is owned by (an entity owned by NGP Natural Resources X, L.P. and NGP X Parallel Holdings, L.P. (collectively “NGP X”)). Certain members of our management team and certain of our employees also own incentive units in NGP Parsley Holdings LLC. Please see “Executive Compensation—Outstanding Equity Awards at 2013 Fiscal Year-End” for more information on the incentive units. NGP X may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. NGP X disclaims beneficial ownership of the reported shares in excess of its pecuniary interest in the shares. GFW X, L.L.C. and G.F.W. Energy X, L.P. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of GFW X, L.L.C. being the sole general partner of G.F.W. Energy X, L.P. (which is the sole general partner of NGP X). GFW X, L.L.C. has delegated full power and authority to manage NGP X to NGP Energy Capital Management, L.L.C. and accordingly, NGP Energy Capital Management, L.L.C. may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(4)	Diamond K Interests, LLC is the general partner of Diamond K Interests, LP. Diamond K Interests, LLC is owned by Curtis Kayem. Mr. Kayem, in his capacity as the manager of the sole general partner of Diamond K Interests, LP, may be deemed to have sole voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares.
*	Less than 1%.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Parsley Inc. will consist of                  shares of Class A common stock, $0.01 par value per share, of which                  shares will be issued and outstanding, shares of Class B common stock, $0.01 par value per share, of which                  shares will be issued and outstanding and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Parsley Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each PE Unit Holder will receive one share of Class B common stock for each PE Unit that it holds. Accordingly, each PE Unit Holder will have a number of votes in Parsley Inc. equal to the aggregate number of PE Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Parsley Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                  shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors before the date the interested shareholder attained that status;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

•	Among other things, our certificate of incorporation and bylaws will:

•	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL;

•

provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a shareholder’s notice;

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of Class A common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

•	provide that our bylaws can be amended or repealed at any regular or special meeting of shareholders or by the board of directors.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                     .

Listing

We intend to apply to list our Class A common stock for quotation on the NYSE under the symbol “PE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock. Of these shares, all of the                  shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing shareholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will each have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, the PE Unit Holders will hold                  PE Units, all of which (together with a corresponding number of shares of our Class B common stock) will be exchangeable for shares of our Class A common stock. See “Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the PE Unit Holders and NGP that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

•

shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension).

Lock-up Agreements

We, all of our directors and officers, certain of our principal shareholders and certain of the selling shareholders have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least nine months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax, consequences related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or foreign tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN (or other appropriate form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock is considered to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain recognized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our Class A common stock by such non-U.S. holders.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

U.S. Federal Estate Tax

Our Class A common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, impose a 30% withholding tax on any dividends on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Payments subject to withholding tax under this law generally include dividends paid on Class A common stock of a U.S. corporation after June 30, 2014, and gross proceeds from sales or other dispositions of such Class A common stock after December 31, 2016. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these withholding rules.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to                  additional shares of our Class A common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us, the selling shareholders and the representatives of the underwriters. The factors that were considered in these negotiations were:

•	the history of, and prospects for, us and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering; and

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses that we and the selling shareholders will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions Paid by Us	$	$	$	$
Underwriting Discounts and Commissions Paid by the Selling Shareholders	$	$	$	$

The expenses of this offering that are payable by us and the selling shareholders are estimated to be approximately $         (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions.

Credit Suisse Securities (USA) LLC has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Each of our officers and directors and NGP have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC may consider, among other factors, the holder’s reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

The underwriters have reserved for sale at the initial public offering price up to     % of the Class A common stock being offered by this prospectus for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 180-day lock-up agreements described above.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In addition, affiliates of certain of the underwriters are lenders under the amended and restated first lien revolving credit facility with Wells Fargo Bank, National Association, as administrative agent. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities.

We intend to apply for listing of our Class A common stock on the New York Stock Exchange under the symbol “PE”. In order to meet one of the requirements for listing the Class A common stock on the New York Stock Exchange, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve long or short positions in securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

EEA restriction

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for Parsley or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to Parsley; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The balance sheet of Parsley Energy, Inc. as of December 11, 2013 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated and combined financial statements of Parsley Energy, LLC as of December 31, 2012 and 2011, and for each of the years ended December 31, 2012 and 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value as of September 30, 2013 is based on the proved reserve report prepared by Netherland Sewell & Associates, Inc., our independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of such firm as an expert in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Introduction

Parsley Energy, Inc. (the “Company”) is a newly-formed Delaware corporation formed by Parsley Energy, LLC (“Parsley Energy”) to engage in the acquisition, development, and exploitation of unconventional oil and natural gas reserves in the Permian Basin in West Texas. The following unaudited pro forma consolidated financial statements of the Company reflect the historical consolidated results of Parsley Energy, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on September 30, 2013, for pro forma balance sheet purposes and on January 1, 2012, for pro forma income statement purposes:

•	the Merit Acquisition as described under “Recent Developments—Recent Acquisitions” elsewhere in this prospectus;

•

the repayment in full and termination of our second lien credit facility and the repayment of amounts drawn under our revolving credit facility with the proceeds of our senior unsecured notes offering;

•	the Corporate Reorganization described under “Corporate Reorganization” elsewhere in this prospectus;

•

the initial public offering of shares of common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). For purposes of the unaudited pro forma consolidated financial statements, the Offering is defined as the planned issuance and sale to the public of             million shares of common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in “Use of Proceeds.” The net proceeds from the sale of the common stock are expected to be $         million (based on an assumed initial public offering price of $         the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts and structuring fees of $         million and other offering costs of $         million; and

•

in the case of the unaudited consolidated pro forma statements of operations data, a provision for corporate income taxes at an effective rate of 36%, inclusive of all U.S. federal, state and local income taxes.

The unaudited pro forma consolidated balance sheet of the Company is based on the unaudited historical consolidated balance sheet of Parsley Energy as of September 30, 2013 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on September 30, 2013. The unaudited pro forma consolidated statements of operations of the Company are based on (i) the unaudited historical consolidated statements of operations of Parsley Energy for the nine months ended September 30, 2013 and the audited historical consolidated statement of operations of Parsley Energy for the year ended December 31, 2012, each period having been adjusted to give effect to the described transactions as if they occurred on January 1, 2012, and (ii) the historical accounting records of Parsley Energy.

The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the audited historical consolidated financial statements and related notes of Parsley Energy, included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated below or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma consolidated financial statements and related notes are presented for illustrative purposes only. If the Offering and other transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of operations and should not be relied on as an indication of the future results the Company will have after the completion of the Offering and the other transactions contemplated by these unaudited pro forma consolidated financial statements.

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2013

(Unaudited)

	Parsley Energy, LLC Historical	Merit Acquisition(f)	Debt Repayment			Corporate Reorganization			Offering			Pro Forma
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,814			(e	)	$	(b	)	$	(c	)	$
Accounts receivable:										(d	)
Joint interest owners and other	26,661
Oil and gas	14,851
Related parties	238
Short-term derivative instruments	4,666
Materials and supplies	2,575
Other current assets	1,222

Total current assets	69,027

PROPERTY, PLANT AND EQUIPMENT, AT COST
Oil and natural gas properties, successful efforts method	336,406
Accumulated depreciation, depletion and amortization	(23,064)

Total oil and natural gas properties, net	313,342

Other property, plant and equipment, net	6,648

Total property, plant and equipment, net	319,990

NONCURRENT ASSETS
Long-term derivative instruments	16,441
Equity investment	1,881
Deferred loan costs, net	1,710			(e	)(g)

Total noncurrent assets	20,032

TOTAL ASSETS	$409,049					$			$			$

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$52,067					$			$			$
Revenue and severance taxes payable	27,537
Current portion of long-term debt	225									(d	)
Short-term derivative instruments	1,537
Amounts due related parties	724

Total current liabilities	82,090
NONCURRENT LIABILITIES
Long-term debt	214,556			(e	)					(d	)
Asset retirement obligations	4,705
Deferred tax liability	1,705						(a	)
Long-term derivative instruments	3,097

Total noncurrent liabilities	224,063
COMMITMENTS AND CONTINGENCIES
MEZZANINE EQUITY
Redeemable LLC Interests	75,397						(b	)		(b	)
MEMBERS’ EQUITY	27,499						(b	)		(b	)
STOCKHOLDERS’ EQUITY
Preferred stock	—
Common stock
Class A	—						(b	)		(c	)
Class B	—						(b	)
Additional paid-in capital	—						(b	)		(c	)
Accumulated deficit	—			(g	)		(a	)

Total stockholders’ equity	—
Noncontrolling interest	—						(b	)

Total equity

TOTAL LIABILITIES AND EQUITY	$409,049					$			$			$

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Unaudited)

	Parsley Energy, LLC Historical	Merit Acquisition(b)			Debt Repayment			Corporate Reorganization			Offering			Pro Forma
	(in thousands)
REVENUES
Oil sales	$30,443							$			$			$
Natural gas and natural gas liquid sales	7,236

Total revenues	37,679
OPERATING EXPENSES
Lease operating expenses	4,646
Production and ad valorem taxes	2,412
Depreciation, depletion and amortization	6,406		(c	)
General and administrative expenses	3,629
Accretion of asset retirement obligations	66		(d	)

Total operating expenses	17,159
Gain on sales of oil and natural gas properties	7,819

OPERATING INCOME	28,339

OTHER INCOME (EXPENSE)
Interest expense, net	(6,285)					(a	)					(f	)
Prepayment premium on extinguishment of debt	(6,597)					(a	)
Income from equity investment	267
Derivative loss	(2,190)
Other income (expense)	(81)

Total other income (expense), net	(14,886)

INCOME BEFORE INCOME TAXES	13,453
INCOME TAX EXPENSE	(554)					(a	)		(e	)		(f	)

NET INCOME	12,899
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—								(g	)					—

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS	$12,899							$			$			$

NET INCOME PER COMMON SHARE (h)
Basic														$
Diluted														$

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (h)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

PARSLEY ENERGY, INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Unaudited)

	Parsley Energy, LLC Historical	Merit Acquisition(b)			Debt Repayment			Corporate Reorganization			Offering			Pro Forma
	(in thousands)
REVENUES
Oil sales	$65,308							$			$			$
Natural gas and natural gas liquid sales	14,963

Total revenues	80,271
OPERATING EXPENSES
Lease operating expenses	10,265
Production and ad valorem taxes	4,221
Depreciation, depletion and amortization	16,038		(c	)
General and administrative expenses	7,832
Accretion of asset retirement obligations	109		(d	)

Total operating expenses	38,465
Gain on sales of oil and natural gas properties	36

OPERATING INCOME	41,842

OTHER INCOME (EXPENSE)
Interest expense, net	(9,216)					(a	)					(f	)
Prepayment premium on extinguishment of debt	—					(a	)
Income from equity investment	291
Derivative loss	(8,339)
Other income (expense)	69

Total other income (expense), net	(17,195)

INCOME BEFORE INCOME TAXES	24,647
INCOME TAX EXPENSE	(1,040)					(a	)		(e	)		(f	)

NET INCOME	23,607
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—								(g	)

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS	$23,607							$			$			$

NET INCOME PER COMMON SHARE (h)
Basic														$
Diluted														$

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (h)
Basic															—
Diluted															—

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    BASIS OF PRESENTATION, THE OFFERING AND OTHER TRANSACTIONS

The historical financial information is derived from the consolidated financial statements of Parsley Energy included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the transactions had taken place on September 30, 2013. For purposes of the unaudited pro forma statements of operations, it is assumed all transactions had taken place on January 1, 2012.

Upon closing of the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $         million per year. These direct, incremental general and administrative expenditures are not reflected in the historical consolidated financial statements or in the unaudited pro forma financial statements.

Parsley Energy, Inc. was incorporated by Parsley Energy, LLC (“Parsley Energy”) as a Delaware corporation in December 2013. Following this offering and the transactions related thereto, Parsley Energy, Inc. will be a holding company whose sole material asset will consist of a membership interest in Parsley Energy. Parsley Energy owns all of the outstanding equity interests in Parsley Energy, L.P. (“Parsley LP”), Parsley Energy Management, LLC (“PEM”) and Parsley Energy Operations, LLC (“PEO”), the operating subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, Parsley Energy, Inc. will be the sole managing member of Parsley Energy and will be responsible for all operational, management and administrative decisions relating to Parsley Energy’s business and will consolidate the financial results of Parsley Energy and its subsidiaries. The Limited Liability Company Agreement of Parsley Energy, LLC will be amended and restated as the First Amended and Restated Limited Liability Company Agreement of Parsley Energy, LLC (the “Parsley Energy LLC Agreement”) to, among other things, admit Parsley Energy, Inc. as the sole managing member of Parsley Energy.

In connection with this offering, (a) all of the membership interests in Parsley Energy held by its existing owners, including NGP and certain members of our management, (the “Existing Owners”) will be converted into a single class of units in Parsley Energy, which we refer to in this prospectus as “PE Units,” (b) certain of the Existing Owners, including NGP, will contribute all of their PE Units to Parsley Energy, Inc. in exchange for an equal number of shares of Class A common stock, (c) certain of the Existing Owners, including our executive officers, will contribute only a portion of their PE Units to Parsley Energy, Inc. in exchange for an equal number of shares of Class A common stock and will continue to own a portion of the PE Units following this offering, (d) Parsley Energy, Inc. will contribute                  shares of its Class B common stock and $         million in cash to Parsley Energy in exchange for                  PE Units, and (e) Parsley Energy will distribute to each of the Existing Owners that will continue to own PE Units following this offering (collectively, the “PE Unit Holders”), one share of Class B common stock for each PE Unit such PE Unit Holder holds. After giving effect to these transactions and the offering contemplated by this prospectus, Parsley Energy, Inc. will own an approximate     % interest in Parsley Energy (or     % if the underwriters’ option to purchase additional shares is exercised in full) and the PE Unit Holders will own an approximate     % interest in Parsley Energy (or     % if the underwriters’ option to purchase additional shares is exercised in full).

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The PE Unit Holders will have the right to exchange (the “Exchange Right”) all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or cash at our or Parsley Energy’s election (the “Cash Option”)) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged as described under “Certain Relationships and Related Party Transactions—Parsley Energy LLC Agreement.” In addition, the PE Unit Holders and NGP will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We will enter into a Tax Receivable Agreement with Parsley Energy and the PE Unit Holders. This agreement generally provides for the payment by Parsley Energy, Inc. to an exchanging PE Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley Energy, Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) the tax basis increases resulting from the exchange of PE Units and shares of Class B common stock for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units and shares of Class B common stock for cash pursuant to the Cash Option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Parsley Energy, Inc. will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The step-up in basis will depend on the fair value of the PE Units at conversion. There is no intent of the holders of PE Units to exchange their units for shares of the Company’s common stock in the foreseeable future. In addition, the Company does not expect to be in a tax paying position before             . Therefore, the Company cannot presently estimate what the benefit or payments under the Tax Receivable Agreement will be on a factually supportable basis. If the Tax Receivable Agreement were terminated immediately after the Offering, the Company estimates it would be required to make an early termination payment of approximately $         million to the holders of the PE Units.

NOTE 2.    PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma balance sheet:

(a)	Reflects estimated change in long-term deferred tax liabilities for temporary differences between the historical cost basis and tax basis of the Company’s assets and liabilities as the result of its change in tax status to a subchapter C corporation. A corresponding charge to earnings has not been reflected in the unaudited pro forma statement of operations as the charge is considered non-recurring.

(b)	Reflects (1) the issuance of million shares of Class A common stock to certain holders of PE Units, including NGP, in exchange for their PE Units, (2) the issuance of million shares of Class B common stock to Parsley Energy in exchange for additional PE Units of Parsley Energy, (3) the reclassification of $ million attributable to PE Units in Parsley Energy not converted to Class A common stock of the Company to noncontrolling interest of the Company, (4) the reclassification upon conversion of $ million of Parsley Energy’s retained earnings to additional paid-in capital, (5) the effective termination of the redemption rights held by certain interest holders and (6) the cash payment of approximately $ million to holders of mezzanine equity interests in Parsley Energy that will be converted to PE Units. Upon completion of the Corporate Reorganization, the noncontrolling interest will be %.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(c)	Reflects estimated gross proceeds of $ million from the issuance and sale of shares of common stock at an assumed initial public offering price of $ per share, net of underwriting discounts and commissions of $ million, in the aggregate, and additional estimated expenses related to the Offering of approximately $ million.

(d)	Reflects the use of a portion of the net proceeds from the Offering to repay approximately $ million of outstanding borrowings under Parsley Energy’s revolving credit facility.

(e)	Adjustments to reflect the issuance of $400 million of 7.5% senior unsecured notes due February 15, 2022. The issuance of these notes resulted in net proceeds, after discounts and offering expenses, of approximately $391 million, $198.5 million of which was used to repay all outstanding borrowing under the second lien credit agreement and $174.8 million of which was used to repay amounts outstanding on the revolving credit agreement.

(f)	Adjustments to reflect the Merit Acquisition for cash. A summary of the consideration paid and the fair value of the assets and liabilities acquired is as follows (in thousands):

Cash paid		$

Fair value of oil and natural gas properties:	$
Unevaluated properties
Proved Properties
Asset retirement obligation

Total net assets acquired		$

(g)	Reflects the write-off of approximately $ million of debt issuance costs related to the repayment in full and termination of Parsley Energy’s second lien credit agreement ($ million).

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma statements of operations:

(a)	Reflects (1) the addition of approximately $ million and $ million of interest expense and amortization of debt discount and offering expenses associated with Parsley Energy LLC and Parsley Finance Corp.’s 7.5% senior unsecured notes issued on February 5, 2014 for the year ended December 31, 2012 and nine months ended September 30, 2013, respectively, and (2) the prepayment penalty of $ million associated with the early termination of the second lien credit agreement, net of (i) the elimination of $ million and $ million of interest expense and amortization of debt issue costs for the year ended December 31, 2012 and nine months ended September 30, 2013, respectively, related to Parsley Energy’s second lien credit agreement, which was repaid in full upon the issuance of the 7.5% senior unsecured notes and (ii) the reduction in interest expense of $ million and $ million for the year ended December 31, 2012 and nine months ended September 30, 2013, respectively, under Parsley LP’s revolving credit agreement, partially offset by an increase in unused commitment fees, for the partial repayment of $174.8 million of these borrowing upon the issuance of the 7.5% senior unsecured notes, and the associated income tax increase from this net increase in expense.

(b)	Unless otherwise noted, adjustments reflect the historical statements of revenues and direct operating expenses from the assets acquired and liabilities assumed in the Merit Acquisition, as included elsewhere in this prospectus.

(c)	Adjustments reflect additional depreciation, depletion and amortization expense that would have been recorded with respect to the assets acquired in the Merit Acquisition, had such acquisition occurred on January 1, 2012.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(d)	Adjustments reflect additional accretion of asset retirement obligation expense that would have been recorded with respect to the asset retirement obligation assumed in the Merit Acquisition, had such acquisition occurred on January 1, 2012.

(e)	Reflects estimated incremental income tax provision associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal income tax as a subchapter C corporation using an effective tax rate of approximately 36%. This rate is inclusive of U.S. federal and state income taxes.

(f)	Reflects (1) the reduction in interest expense under Parsley Energy’s revolving credit agreement, partially offset by an increase in unused commitment fees, as a result of the repayment of $ million of outstanding borrowings in connection with the Offering and (2) the associated income tax benefit from this reduction. On a pro forma basis, there would have been no outstanding borrowings under Parsley Energy’s revolving credit facility as of January 1, 2012.

(g)	Reflects the reduction in consolidated net income (loss) attributable to noncontrolling interest for the Parsley Energy’s historical results of operations. Upon completion of the Corporate Reorganization, the noncontrolling interest will be approximately %.

(h)	Reflects basic and diluted income per common share for the issuance of shares of common stock in the Corporate Reorganization. If the Company included the shares of common stock issued in the Offering in the pro forma EPS calculations, basic and diluted weighted average shares outstanding for the nine months ended September 30, 2013 and for the year ended December 31, 2012 would be and , with a corresponding basic and diluted EPS attributable to stockholders of $ per share and $ per share, respectively.

NOTE 3.    SUPPLEMENTARY INFORMATION

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to the Parsley Energy’s proved reserves reflect the effect of income taxes assuming Parsley Energy’s standardized measure had been subject to federal and state income tax as a subchapter C corporation. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management’s opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of Parsley Energy’s proved oil and natural gas properties.

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

PARSLEY ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma standardized measure of discounted estimated future net cash flows was as follows as of December 31, 2012 (in thousands):

	Parsley Energy, LLC Historical	Corporate Reorganization	Pro Forma
	(in thousands)
Future cash inflows	$1,405,580	$	$
Future development costs	(186,996)
Future production costs	(368,099)
Future income tax expenses	(9,839)

Future net cash flows	840,646
10% discount to reflect timing of cash flows	(544,598)

Standardized measure of discounted future net cash flows	$296,048	$	$

The changes in the pro forma standardized measure of discounted estimated future net cash flows were as follows for 2012 (in thousands):

	Parsley Energy, LLC Historical	Corporate Reorganization	Pro Forma
	(in thousands)
Standardized measure of discounted future net cash flows at beginning of the period	$181,714	$	$
Sales of oil and natural gas, net of production costs	(30,621)
Purchase of minerals in place	20,222
Extensions and discoveries, net of future development costs	82,517
Previously estimated development costs incurred during the period	36,423
Net changes in prices and production costs	(21,592)
Changes in estimated future development costs	1,627
Revisions of previous quantity estimates	(625)
Accretion of discount	18,443
Net change in income taxes	(1,336)
Net changes in timing of production and other	9,276

Standardized measure of discounted future net cash flows at end of the period	$296,048	$	$

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Parsley Energy, Inc.:

We have audited the accompanying balance sheet of Parsley Energy, Inc. (the “Company”) as of December 11, 2013 (the date of inception). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Parsley Energy, Inc. as of December 11, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

December 20, 2013

PARSLEY ENERGY, INC.

BALANCE SHEET

December 11, 2013
TOTAL ASSETS
Cash	$10

TOTAL ASSETS	$10

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value, authorized 1,000,000 shares;
1,000 issued and outstanding	$10

TOTAL STOCKHOLDER’S EQUITY	$10

The accompanying notes are an integral part of this balance sheet.

PARSLEY ENERGY, INC.

NOTES TO BALANCE SHEET

NOTE 1.     FORMATION OF THE COMPANY AND DESCRIPTION OF BUSINESS

Parsley Energy, Inc. (the “Company”) was formed on December 11, 2013, pursuant to the laws of the State of Delaware and is currently a wholly-owned subsidiary of Parsley Energy, LLC (“Parsley Energy”), a Delaware limited liability company formed on June 11, 2013, and is primarily engaged in the acquisition, development, production, exploration, and sale of crude oil and natural gas properties located primarily in the Permian Basin region of West Texas.

On December 11, 2013, the Company was authorized to issue one million shares of common stock, $0.01 par value, and had 1,000 shares outstanding, all of which were owned by Parsley Energy.

There were no other transactions involving the Company as of December 11, 2013.

NOTE 2.     BASIS OF PRESENTATION

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, statements of changes in stockholders’ equity and statements of cash flows have not been presented because the Company has had no business transactions or activities to date.

NOTE 3.     SUBSEQUENT EVENTS

The Company intends to offer shares of common stock to the public in an offering registered under the Securities Act of 1933, as amended.

Subsequent events have been considered through December 20, 2013, the date the balance sheet was issued.

PARSLEY ENERGY, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(Unaudited)
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,814	$13,673
Accounts receivable:
Joint interest owners and other	26,661	22,873
Oil and gas	14,851	5,732
Related parties	238	720
Short-term derivative instruments	4,666	3,555
Materials and supplies	2,575	2,211
Other current assets	1,222	314

Total current assets	69,027	49,078

PROPERTY, PLANT AND EQUIPMENT, AT COST
Oil and natural gas properties, successful efforts method	336,406	132,010
Accumulated depreciation, depletion and amortization	(23,064)	(7,879)

Total oil and natural gas properties, net	313,342	124,131

Other property, plant and equipment, net	6,648	478

Total property, plant and equipment, net	319,990	124,609

NONCURRENT ASSETS
Long-term derivative instruments	16,441	5,129
Equity investment	1,881	1,589
Deferred loan costs, net	1,710	834

Total noncurrent assets	20,032	7,552

TOTAL ASSETS	$409,049	$181,239

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$52,067	$42,311
Revenue and severance taxes payable	27,537	9,177
Current portion of long-term debt	225	6,750
Short-term derivative instruments	1,537	490
Amounts due related parties	724	331

Total current liabilities	82,090	59,059
NONCURRENT LIABILITIES
Long-term debt	214,556	112,913
Asset retirement obligations	4,705	1,858
Deferred tax liability	1,705	665
Long-term derivative instruments	3,097	727

Total noncurrent liabilities	224,063	116,163
COMMITMENTS AND CONTINGENCIES
MEZZANINE EQUITY
Redeemable LLC Interests	75,397	—
MEMBERS’ EQUITY	27,499	6,017

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$409,049	$181,239

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARSLEY ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Nine Months Ended September 30,
	2013		2012
	(in thousands, except per share data)
REVENUES
Oil sales		$65,308	$19,611
Natural gas and natural gas liquid sales		14,963	4,165

Total revenues		80,271	23,776
OPERATING EXPENSES
Lease operating expenses		10,265	2,647
Production and ad valorem taxes		4,221	1,626
Depreciation, depletion and amortization		16,038	4,804
General and administrative expenses		7,832	2,052
Accretion of asset retirement obligations		109	46

Total operating expenses		38,465	11,175
Gain on sales of oil and natural gas properties		36	7,467

OPERATING INCOME		41,842	20,068

OTHER INCOME (EXPENSE)
Interest expense, net		(9,216)	(3,615)
Income from equity investment		291	122
Derivative loss		(8,339)	(649)
Other income (expense)		69	(76)

Total other income (expense), net		(17,195)	(4,218)

INCOME BEFORE INCOME TAXES		24,647	15,850
INCOME TAX EXPENSE		(1,040)	(417)

NET INCOME		$23,607	$15,433

PRO FORMA INFORMATION (UNAUDITED):
Net income		$23,607
Pro forma provision for income taxes		(8,499)

Pro forma net income		$15,108

Pro forma net income per common share
Basic	$
Diluted	$
Weighted average pro forma common shares outstanding
Basic
Diluted

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARSLEY ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

(Unaudited)

Total Members’ Equity
(in thousands)
BALANCE AT DECEMBER 31, 2012	$6,017
Preferred return on redeemable LLC interests	(2,125)
Net income	23,607

BALANCE AT SEPTEMBER 30, 2013	$27,499

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARSLEY ENERGY, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23,607	$15,433
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	16,038	4,804
Accretion of asset retirement obligations	109	46
Gain on sales of oil and natural gas properties	(36)	(7,467)
Amortization of debt issue costs	1,027	179
Interest not paid in cash	1,908	1,411
Income from equity investment	(291)	(122)
Provision for deferred income taxes	1,040	411
Derivative loss	8,339	649
Net cash (paid) received for derivative settlements	(147)	115
Net cash paid for option premiums	(17,198)	(8,851)
Net cash (paid) received to margin account	(96)	2,350
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(12,907)	(11,921)
Materials and supplies	(364)	(1,953)
Other current assets	(814)	(4,961)
Accounts payable and accrued expenses	(8,107)	23,777
Revenue and severance taxes payable	18,360	1,928
Amounts due to/from related parties	875	(852)

Net cash provided by operating activities	31,343	14,976

CASH FLOWS FROM INVESTING ACTIVITIES:
Development of oil and natural gas properties	(159,147)	(60,241)
Acquisitions of oil and natural gas properties	(25,361)	(9,712)
Additions to other property and equipment	(7,024)	(208)
Proceeds from sales of oil and natural gas properties	750	8,622

Net cash used in investing activities	(190,782)	(61,539)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under long-term debt	236,436	33,447
Payments on long-term debt	(144,045)	(1,199)
Debt issue costs	(1,083)	—
Proceeds from issuance of LLC interests	73,540	—
Equity issue costs	(268)	—
Distributions	—	(935)

Net cash provided by financing activities	164,580	31,313

Net increase (decrease) in cash and cash equivalents	5,141	(15,250)
Cash and cash equivalents at beginning of period	13,673	23,942

Cash and cash equivalents at end of period	$18,814	$8,692

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$7,925	$2,732

Cash paid for income taxes	$—	$6

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Asset retirement obligations incurred, including changes in estimate	$2,739	$767

Additions to oil and natural gas properties—change in capital accruals	$17,863	$4,147

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 1.    ORGANIZATION AND NATURE OF OPERATIONS

Parsley Energy, LLC was formed on June 11, 2013, as a Delaware limited liability company and is primarily engaged in the acquisition, development, production, exploration, and sale of crude oil and natural gas properties located primarily in the Permian Basin region of West Texas. Concurrent with the formation of Parsley Energy, LLC, all of the interest holders in Parsley Energy, L.P. (“Parsley LP”), Parsley Energy Management, LLC (“PEM”) and Parsley Energy Operations, LLC (“PEO”) exchanged their interests in each entity for interests in Parsley Energy, LLC (the “Exchange”). Prior to the formation of Parsley Energy, LLC, 67.8% of Parsley LP, 100% of PEM and 100% of PEO were held by Mr. Bryan Sheffield, Parsley Energy, LLC’s President (“Sheffield”). Subsequent to Parsley Energy, LLC’s formation, Sheffield controlled 53.7% of Parsley Energy, LLC. As such, as all power and authority to control the core functions of Parsley LP, PEM and PEO were, and continue to be, controlled by Sheffield, the Exchange has been treated as a reorganization of entities under common control and the results of Parsley LP, PEM and PEO have been consolidated for all periods. The financial statements of the legal acquirer, Parsley Energy, LLC, were not significant; therefore, no pro forma financial information is submitted.

Parsley LP was formed on February 29, 2008, as a Texas limited partnership and is primarily engaged in the acquisition, development, production, exploration, and sale of crude oil and natural gas properties located primarily in the Permian Basin region of West Texas. On September 9, 2011, Parsley LP formed, and held all the ownership interest in, Spraberry Energy, LLC (“Spraberry”), a Texas limited liability company. On November 20, 2012, Spraberry merged with and into Parsley LP, thereby terminating Spraberry’s corporate existence.

PEM was formed on February 19, 2008, as a Texas limited liability company and was formed to be the general partner of Parsley LP.

PEO was formed on February 19, 2008, as a Texas limited liability company and is primarily engaged in the operation of crude oil and natural gas properties located in the Permian Basin region of West Texas.

Parsley Energy also owns a noncontrolling 50% investment in Spraberry Production Services LLC (“SPS”). SPS was formed on August 27, 2010, as a Texas limited liability company and is primarily engaged in the oilfield services business servicing properties located in the Permian Basin region of West Texas.

NOTE 2.    BASIS OF PRESENTATION

The accounts of Parsley Energy, LLC and its subsidiaries are presented in the accompanying condensed consolidated financial statements. These condensed consolidated financial statements include the accounts of Parsley Energy, LLC and its wholly-owned subsidiaries: (i) Parsley LP, (ii) PEM, (iii) PEO and (iv) Parsley Energy Aviation, LLC, Texas limited liability company formed on March 22, 2013. References to “Parsley Energy” refer to Parsley Energy, LLC and all of its subsidiaries. Parsley Energy accounts for its investment in SPS on the equity method of accounting. All significant intercompany and intra-company balances and transactions have been eliminated. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. We believe the disclosures made are adequate to make the information not misleading. We recommend that these condensed consolidated financial statements be read in conjunction with our audited financial statements and notes contained herein.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Transfers of a business between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information. As discussed above, the Exchange has been accounted for as transactions between entities under common control thus the accompanying consolidated financial statements and related notes of Parsley Energy have been retrospectively adjusted to include the historical results of the entities involved at historical carrying values and their operations as if they were consolidated for all periods presented.

In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim period. The results of operations for the nine month period ended September 30, 2013 are not necessarily indicative of the operating results for the entire fiscal year ending December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to (1) adopt accounting policies within accounting rules set by the Financial Accounting Standards Board (“FASB”) and by the SEC and (2) make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosed amounts. Note 3—Summary of Significant Accounting Policies to our annual financial statements for the year ended December 31, 2012, included herein, describes our significant accounting policies. Our management believes the major estimates and assumptions impacting our consolidated financial statements are the following:

•	estimates of proved reserves of oil and natural gas, which affect the calculations of depletion, depreciation and amortization and impairment of capitalized costs of oil and natural gas properties;

•	estimates of asset retirement obligations;

•	estimates of the fair value of oil and natural gas properties we own, particularly properties that we have not yet explored, or fully explored, by drilling and completing wells;

•	impairment of undeveloped properties and other assets;

•	depreciation of property and equipment; and

•	valuation of commodity derivative instruments.

The estimated fair values of our unevaluated oil and natural gas properties affects our assessment as to whether portions of unevaluated capitalized costs are impaired.

Actual results may differ from estimates and assumptions of future events and these revisions could be material. Future production may vary materially from estimated oil and natural gas proved reserves. Actual future prices may vary significantly from price assumptions used for determining proved reserves and for financial reporting

Significant Accounting Policies

For a description of Parsley Energy’s significant accounting policies, see Note 3—Summary of Significant Accounting Policies in our audited financial statements included herein.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Significant Customers

For the nine months ended September 30, 2013 and 2012, each of the following purchasers accounted for more than 10% of our revenue:

	For the Nine Months Ended September 30,
	2013	2012
Permian Transport & Trading	26%	21%
Plains Marketing, L.P.	22%	15%
Enterprise Crude Oil, LLC	19%	25%
Atlas Pipeline Mid-Continent WestTex, LLC.	15%	14%

Parsley Energy does not require collateral and does not believe the loss of any single purchaser would materially impact its operating results, as crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

Income taxes

Parsley Energy, LLC is organized as a Delaware limited liability company and is treated as a flow-through entity for federal income tax purposes. As a result, the net taxable income of Parsley Energy, LLC and any related tax credits are passed through to the members and are included in their tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no federal tax provision has been made in the financial statements of Parsley Energy.

However, Parsley Energy’s operations located in Texas are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas. Deferred tax assets and liabilities are recognized for future Texas margin tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective Texas margin tax bases. At September 30, 2013 and December 31, 2012, Parsley Energy’s net long-term deferred tax liability related solely to carrying value differences associated with Parsley Energy’s property, plant and equipment.

These financial statements have been prepared in anticipation of a proposed initial public offering (the ‘‘Offering’’) of Parsley Energy’s wholly-owed subsidiary, Parsley Energy, Inc. In connection with the Offering, interests in Parsley Energy, LLC will be contributed to a newly formed Delaware corporation which will be treated as a taxable C corporation and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if Parsley Energy was a taxable corporation for all periods presented. Parsley Energy has computed pro forma tax expense using a 36% blended corporate level federal and state tax rate.

Net Income Per Unit

Parsley Energy has omitted earnings per unit due to the limited number of unit holders for the periods presented.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 3.    ASSET RETIREMENT OBLIGATIONS

The following table summarizes the changes in the Parsley Energy’s asset retirement obligation during the nine months ended September 30, 2013 (in thousands):

Asset retirement obligations, beginning of period	$1,858
Additional liabilities incurred	2,829
Disposition of wells	(39)
Accretion expense	109
Liabilities settled upon plugging and abandoning wells	(3)
Revision of estimates	(49)

Asset retirement obligations, end of period	$4,705

NOTE 4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following (in thousands):

	September 30,	December 31,
	2013	2012
Oil and natural gas properties:
Subject to depletion	$305,744	$117,988
Not subject to depletion-acquisition costs
Incurred in 2013	28,062	—
Incurred in 2012	2,600	14,022

Total not subject to depletion	30,662	14,022

Gross oil and natural gas properties	336,406	132,010
Less accumulated depreciation, depletion and amortization	(23,064)	(7,879)

Oil and natural gas properties, net	313,342	124,131

Other property and equipment	7,793	769
Less accumulated depreciation	(1,145)	(291)

Other property and equipment, net	6,648	478

Property and equipment, net	$319,990	$124,609

NOTE 5.    ACQUISITIONS OF OIL AND NATURAL GAS PROPERTIES

During the nine months ended September 30, 2013, Parsley Energy acquired, from certain of its directors and officers, additional working interests in wells it operates through a number of separate, individually negotiated transactions for an aggregate cash consideration of $2.1 million. Parsley Energy reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

During the nine months ended September 30, 2013, Parsley Energy acquired, from unaffiliated individuals and entities, additional working interests in wells it operates through a number of separate, individually negotiated transactions for an aggregate total cash consideration of $23.3 million. Parsley Energy reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 6.    SALE OF OIL AND NATURAL GAS PROPERTIES

In August 2013, Parsley Energy sold its interest in seven non-operated wells and 190 net acres for total proceeds of $0.8 million and realized a $36,000 gain on the sale.

NOTE 7.    EQUITY INVESTMENT

We use the equity method of accounting for our investment in SPS, with earnings or losses, after adjustment for intra-company profits and losses, reported in the income (loss) from equity investment line on the consolidated statements of operations.

As of September 30, 2013 and December 31, 2012, the balance of Parsley Energy’s investment in SPS was $1.9 million and $1.6 million, respectively. During the nine months ended September 30, 2013 and 2012, Parsley Energy’s share of SPS’ net income, before adjustment for intra-company profits and losses, totaled $0.6 million and $0.4 million, respectively. During the nine months ended September 30, 2013 and 2012, SPS provided services to Parsley Energy in its oil and natural gas field development operations which Parsley Energy capitalized as part of its oil and gas properties. As such, that portion of Parsley Energy’s share of SPS’ gross profit from these services totaling $0.3 million and $0.3 million, respectively, was subsequently eliminated from its share of SPS’s net income and a corresponding reduction was made to the carrying value of its investment.

NOTE 8.    DERIVATIVE FINANCIAL INSTRUMENTS

Commodity Derivative Instruments and Concentration of Risk

Objective and Strategy

Parsley Energy uses derivative financial instruments to manage its exposure to cash-flow variability from commodity-price risk inherent in its crude oil exploration and production activities. These include exchange traded and over-the-counter (OTC) crude options and collars with the underlying contract and settlement pricings based on NYMEX West Texas Intermediate (WTI). Options and collars are used to establish a floor price, or a floor and ceiling price, for expected future oil sales. Three way collars are also used to manage commodity price risk. A three way collar is a combination of three options, a sold call, a purchased put, and a sold put. The sold call establishes the maximum price that Parsley Energy will receive for the contracted commodity volumes. The purchased put establishes the minimum price that Parsley Energy will receive for the contracted volumes unless the market price for the commodity falls below the sold put strike price, at which point the minimum price equals the reference price plus the excess of the purchased put strike price over the sold put strike price. As of September 30, 2013, we had entered into hedging contracts through February 2016 covering a total of approximately 3,037 MBoe of our projected oil production primarily through the purchases of put spreads and three-way collars.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Derivative Activities

The following table summarizes the open positions for the commodity derivative instruments held by Parsley Energy at September 30, 2013 (in thousands):

Crude Options	Notional (MBbl)	Weighted Average Strike Price
Purchased:
Puts	2,981	$89.59
Calls	56	$110.00
Sold:
Puts	(2,981)	$59.28
Calls	(495)	$118.94

Effect of Derivative Instruments on the Consolidated Financial Statements

Consolidated Balance Sheets

The following table summarizes the gross fair values of Parsley Energy’s commodity derivative instruments as of the reporting dates indicated (in thousands):

	September 30,	December 31,
	2013	2012
Short-term derivative instruments	$4,666	$3,555
Long-term derivative instruments	16,441	5,129

Total derivative instruments—asset	21,107	8,684
Short-term derivative instruments	(1,537)	(490)
Long-term derivative instruments	(3,097)	(727)

Total derivative instruments—liability	(4,634)	(1,217)

Net commodity derivative asset	$16,473	$7,467

Consolidated Statements of Operations

Losses related to Parsley Energy’s derivative activities were $8.3 million and $0.6 million for the nine months ended September 30, 2013 and 2012 respectively. These losses are included in Parsley Energy’s Condensed Consolidated Statements of Operations line item, Derivative loss.

Offsetting of Derivative Assets and Liabilities

Parsley Energy has agreements in place with all its counterparties that allow for the financial right of offset for derivative assets and liabilities at settlement or in the event of default under the agreements. Additionally, Parsley Energy maintains accounts with its brokers to facilitate financial derivative transactions in support of its risk management activities. Based on the value of Parsley Energy’s positions in these accounts and the associated margin requirements, Parsley Energy may be required to deposit cash into these broker accounts. During the nine months ended September 30, 2013 and the twelve months ended December 31, 2012, Parsley Energy had posted

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

margin deposits with some of its counterparties to collateralize certain derivative positions. The following table presents Parsley Energy’s net exposure from its offsetting derivative asset and liability positions, as well as cash collateral on deposit with the brokers as of the reporting dates indicated (in thousands):

	Gross Amount Presented on Balance Sheet	Netting Adjustments	Cash Collateral Posted (Received)	Net Exposure
September 30, 2013
Derivative assets with right of offset or master netting agreements	$21,107	$(4,634)	$204	$16,677
Derivative liabilities with right of offset or master netting agreements	(4,634)	4,634	—	—

December 31, 2012
Derivative assets with right of offset or master netting agreements	$8,684	$(1,217)	$49	$7,516
Derivative liabilities with right of offset or master netting agreements	(1,217)	1,217	—	—

Concentration of Credit Risk

The financial integrity of Parsley Energy’s exchange traded contracts is assured by NYMEX through systems of financial safeguards and transaction guarantees, and is therefore subject to nominal credit risk. Over-the-counter traded options expose Parsley Energy to counterparty credit risk. These OTC options are entered into with a major energy company with investment grade credit rating or through brokers that require all the transaction parties to collateralize their open option positions. The gross and net credit exposure from our derivative contracts as of September 30, 2013 is summarized in the table above.

Parsley Energy monitors the creditworthiness of its counterparties and assesses the impact on fair values of its counterparties’ creditworthiness. Parsley Energy has netting agreements with its counterparties and brokers that permit net settlement of gross commodity derivative assets against gross commodity derivative liabilities, and routinely exercise its contractual right to offset realized gains against realized losses when settling with derivative counterparties. During 2013 and 2012, Parsley Energy did not incur any losses due to counterparty bankruptcy filings.

Credit Risk Related Contingent Features in Derivatives

Certain commodity derivative instruments contain provisions that require Parsley Energy to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit risk related event. These events, which are defined by the existing commodity derivative contracts, are primarily downgrades in the credit ratings of Parsley Energy and its affiliates. None of Parsley Energy’s derivative instruments were in a net liability position with respect to any individual counterparty at September 30, 2013 and December 31, 2012.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 9.    DEBT

Parsley Energy’s debt consists of the following (in thousands):

	September 30,	December 31,
	2013	2012
First lien obligations:
Revolving credit facilities	$145,000	$38,000
Term loans	—	26,438
Second lien term loan	67,133	55,225
Aircraft term loan	2,648	—

Total debt	214,781	119,663
Less: current portion	(225)	(6,750)

Total long-term debt	$214,556	$112,913

Spraberry Obligation

On November 1, 2011, Spraberry entered into a syndicated credit agreement (the “Spraberry Credit Agreement”) providing for term loans up to an aggregate principal amount of $40.0 million for the development of its oil and natural gas properties, and with an original maturity date of December 31, 2014. The Spraberry Credit Agreement was subsequently amended, on April 26, 2012, to increase the aggregate commitment to $50.0 million. Throughout its term, the Spraberry Credit Agreement bore interest at the combined rate equal to (i) the greater of 1.0% and the three-month LIBO rate, plus 10.5%, paid in cash, plus (2) 7.0% paid-in-kind by adding to the principal balance outstanding. In addition, each borrowing was also subject to a 2.0% original issue discount upon funding. On November 20, 2012, Parsley Energy repaid the entire balance outstanding, including unpaid principal, fees and accrued interest totaling $35.1 million and a prepayment premium of $6.6 million, for a total payment of $41.7 million. Parsley Energy also recognized as additional interest expense, at time of repayment, $0.5 million of unamortized original issue discount and $0.1 million of unamortized loan costs.

First Lien Obligations

Western National Bank Facility

On July 26, 2010, Parsley Energy entered into a loan agreement with Western National Bank (the “2010 Loan Agreement”) providing for a revolving line of credit in the original principal amount of $2.5 million, an original maturity date of July 26, 2011, and an initial borrowing base of $1.3 million. Loans under the 2010 Loan Agreement bore interest at a rate equal to the bank’s reference rate, as defined, plus 1.0%, but in no event to be less than 6.0%. Obligations under the 2010 Loan Agreement were secured by a first lien on substantially all of Parsley Energy’s oil and natural gas properties.

On December 7, 2010, Parsley Energy entered into the First Amendment to the 2010 Loan Agreement which increased the borrowing base to $2.3 million.

On March 23, 2011, Parsley Energy entered into an agreement to extend and renew the 2010 Loan Agreement with a new revolving line of credit note with Western National Bank (the “March 2011 Loan Agreement”) providing for a revolving line of credit in the original principal amount of $7.0 million, an original maturity date of March 23, 2013, and an initial borrowing base of $3.5 million. Loans under the March 2011

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Loan Agreement bore interest at a rate equal to the bank’s reference rate, as defined therein, plus 1.0%, but in no event to be less than 6.0%. Obligations under the March 2011 Loan Agreement were secured by a first lien on all of Parsley Energy’s oil and natural gas properties.

On June 1, 2011, Parsley Energy entered into the First Amendment to the March 2011 Loan Agreement which increased the borrowing base to $4.25 million.

On August 10, 2011, Parsley Energy entered into the Second Amendment to the March 2011 Loan Agreement which increased the borrowing base to $5.75 million and amended the maturity date to January 31, 2012.

On December 8, 2011, Parsley Energy entered into an agreement to extend and renew the March 2011 Loan Agreement with a new revolving line of credit note with Western National Bank (the “December 2011 LOC Agreement”) providing for a revolving line of credit in the original principal amount of $10.0 million, an original maturity date of December 23, 2012, and an initial borrowing base of $5.5 million. Concurrent with entering into the December 2011 LOC Agreement, Parsley Energy also entered into a $5.75 million term loan with Western National Bank (the “December 2011 Term Loan”), with an original maturity of December 23, 2015. Amounts outstanding under both the December 2011 LOC Agreement and the December 2011 Term Loan bore interest at a rate equal to the bank’s reference rate, as defined therein, plus 0.25%, but in no event less than 5.25%. Obligations under both the December 2011 LOC Agreement and the December 2011 Term Loan were secured by a first lien on all of Parsley Energy’s oil and natural gas properties. The December 2011 Term Loan required monthly principal payments, plus accrued interest, of $0.1 million commencing January 23, 2012 until December 23, 2015.

On June 6, 2012, Parsley Energy entered into an agreement to extend and renew the December 2011 LOC Agreement with a new revolving line of credit note with Western National Bank (the “June 2012 LOC Agreement”) providing for a revolving line of credit in the original principal amount of $50.0 million, an original maturity date of June 6, 2014 and an initial borrowing base of $14.0 million. Concurrent with entering into the June 2012 LOC Agreement, Parsley Energy also entered into an agreement to extend and renew the December 2011 Term Loan with a new $10.8 million term loan (the “June 2012 Term Loan”), with an original maturity of June 6, 2016. Amounts outstanding under both the June 2012 LOC Agreement and the June 2012 Term Loan bear interest at a rate equal to the bank’s reference rate, as defined therein, but in no event less than 3.75%. Obligations under both the June 2012 Term Loan and the June 2012 LOC Agreement are secured by a first lien on all of Parsley Energy’s oil and natural gas properties. The June 2012 Term Loan required monthly principal payments, plus accrued interest, of $0.2 million commencing July 6, 2012 until June 6, 2016.

On July 31, 2012, Parsley Energy entered into the First Amendment to the June 2012 LOC Agreement which increased the borrowing base to $14.0 million to $17.0 million.

On October 26, 2012, Parsley Energy entered into the Second Amendment to the June 2012 LOC Agreement which increased the borrowing base from $17.0 million to $27.0 million.

On November 20, 2012, Parsley Energy entered into an agreement to extend and renew the June 2012 LOC Agreement with a new revolving line of credit note with Western National Bank (the “November 2012 LOC Agreement”) providing for a revolving line of credit in the original principal amount of $100.0 million, an original maturity date of November 20, 2014, and an initial borrowing base of $38.0 million. Concurrent with entering into the November 2012 LOC Agreement, Parsley Energy also entered into an agreement to extend and

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

renew the June 2012 Term Loan with a new $27.0 million term loan (the “November 2012 Term Loan”), with an original maturity of November 20, 2016. Amounts outstanding under both the November 2012 LOC Agreement and the November 2012 Term Loan bore interest at a rate equal to the bank’s reference rate, as defined therein, plus an applicable margin ranging from 50 basis points to 125 basis points, depending on the percentage of the commitment utilized. Obligations under both the November 2012 Term Loan and the November 2012 LOC Agreement are secured by a first lien on all of Parsley Energy’s oil and natural gas properties. The November 2012 Term Loan required monthly principal payments, plus accrued interest, of $0.6 million commencing December 20, 2012 until November 20, 2016.

The agreement governing both the November 2012 LOC Agreement and the November 2012 Term Loan (the “Credit Agreement”) contained certain covenants, which included the maintenance of the following financial covenants: (1) beginning, March 31, 2013, a Consolidated Current Ratio of not less than 1.00:1.00; (2) a Debt Service Ratio of not less than (a) 1.5 to 1.00 for the months ending October 31, 2012 and November 30, 2012, (b) 1.60 to 1.00 for the months ended December 31, 2012 to February 28, 2013 and (c) 1.70 to 1.0 for all months ended after March 31, 2013; and (3) beginning with the fiscal quarter ended March 31, 2013, a Consolidated Net Leverage Ratio not to exceed (a) 5.00:1.00 for the quarter ended March 31, 2013, (b) 4.00:1.00 for the quarter ended June 30, 2013, and (c) 3.50:1.00 for the quarter ended September 30, 2013 and all subsequent quarterly periods (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Credit Agreement).

As a condition to the extension of credit under the Credit Agreement, Parsley Energy was required to enter into certain derivative instruments to hedge not less than 75% of the anticipated projected production from proved, developed, producing oil and natural gas properties.

The credit agreement also placed restrictions on Parsley Energy with respect to additional indebtedness, liens, dividends and other payments, asset dispositions, hedging transactions and other matters and was subject to customary events of default. If an event of default occurs and was continuing, the lenders could accelerate amounts due under the November 2012 LOC Agreement and the November 2012 Term Loan.

On March 8, 2013, Parsley Energy entered into the First Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement from $38.0 million to $58.0 million.

On May 16, 2013, Parsley Energy entered into the Second Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement, as previously amended, from $58.0 million to $65.5 million.

On August 12, 2013, Parsley Energy entered into the Third Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement, as previously amended, from $65.5 million to $77.5 million.

On September 10, 2013, Parsley Energy, upon entering into the first lien syndicated credit agreement discussed below, repaid all amounts outstanding under the Credit Agreement, including $77.5 million, plus accrued interest, due on the November 2012 LOC Agreement and $21.9 million, plus accrued interest, due on the November 2012 Term Loan.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Revolving Credit Agreement

On September 10, 2013, Parsley Energy entered into a revolving credit agreement (the “Revolving Credit Agreement”) with Wells Fargo Bank, National Association as the administrative agent. The Revolving Credit Agreement provides a revolving credit facility with a borrowing capacity up to the lesser of (i) the borrowing base (as defined in the Revolving Credit Agreement) and (ii) $750.0 million. The Revolving Credit Agreement matures on the earlier of (i) September 10, 2018 and (ii) the date that is 91 days prior to the stated maturity of the Second Lien Agreement, discussed below, being currently December 31, 2016. The Revolving Credit Agreement is secured by substantially all of Parsley Energy’s assets.

The Revolving Credit Agreement provided for an initial borrowing base of $175.0 million based on Parsley Energy’s proved producing reserves and a portion of its proved undeveloped reserves. The borrowing base will be redetermined by the lenders at least semi-annually on each April 1 and October 1, with the first redetermination on October 1, 2013. The amount Parsley Energy is able to borrow with respect to the borrowing base is subject to compliance with the financial covenants and other provisions of the Revolving Credit Agreement.

Borrowings under the Revolving Credit Agreement can be made in Eurodollars or at the alternate base rate. Eurodollar loans bear interest at a rate per annum equal to an adjusted LIBO rate (equal to the product of: (a) the LIBO rate, multiplied by (b) a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (expressed as a decimal) on such date at which the Administrative Agent is required to maintain reserves on ‘Eurocurrency Liabilities’ as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System) plus an applicable margin ranging from 150 to 250 basis points, depending on the percentage of our borrowing base utilized. Alternate base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank’s reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the adjusted LIBO rate (as calculated above) plus 100 basis points, plus an applicable margin ranging from 50 to 150 basis points, depending on the percentage of our borrowing base utilized. The Revolving Credit Agreement also provides for a commitment fee ranging from 375 basis points to 500 basis points, depending on the percentage of our borrowing base utilized. As of September 30, 2013, borrowings and letters of credit outstanding under the Revolving Credit Agreement had a weighted average interest rate of 2.44%. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

The Revolving Credit Agreement is subject to certain covenants, which includes the maintenance of the following financial covenants: (1) a Current Ratio of not less than 1.0 to 1.0 as of the last day of any fiscal quarter; (2) a minimum Interest Coverage Ratio of not less than 2.5 to 1.0 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date; provided that for the fiscal quarters ending September 30, 2013, December 31, 2013 and March 31, 2014, the relevant period shall be deemed to equal, as applicable, for the three, six or nine-month period then ending, as applicable, multiplied by 4, 2 and 4/3, respectively; and (3) the financial ratios required to be maintained under the Second Lien Agreement discussed below (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Revolving Credit Agreement). The Revolving Credit Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations. At September 30, 2013, Parsley Energy was in compliance with all covenants.

The Revolving Credit Agreement also places restrictions on Parsley Energy and certain of its subsidiaries with respect to additional indebtedness, liens, dividends and other payments, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

The Revolving Credit Agreement is subject to customary events of default, including a change in control (as defined in the Revolving Credit Agreement). If an event of default occurs and is continuing, the Majority Lenders (as defined in the Revolving Credit Agreement) may accelerate any amounts outstanding.

Second Lien Agreement

On November 20, 2012, Parsley Energy entered into a second lien credit agreement (the “Second Lien Agreement”) providing for term loans up to an aggregate principal amount of $75.0 million and an original maturity date of December 31, 2016. The Second Lien Agreement bears interest at the combined rate equal to (i) the greater of 1.0% and the three-month LIBO rate, plus 10.0%, paid in cash, plus (2) 4.0% paid-in-kind by adding to the principal balance outstanding. Obligations under the Second Lien Agreement are secured by a second lien on all of Parsley Energy’s oil and natural gas properties.

The Second Lien Agreement may be prepaid at any time. If prepaid prior to November 20, 2014, Parsley Energy will be obligated to pay a prepayment premium equal to 7.5% of the principal amount being prepaid. As a condition to entering into the Second Lien Agreement, Parsley Energy was required to enter into certain derivative instruments to hedge not less than 80% of the anticipated projected production from proved, developed, producing oil and natural gas properties.

The Second Lien Agreement is subject to compliance with certain covenants, including the maintenance of the following financial covenants: (1) beginning, March 31, 2013, a Consolidated Current Ratio of not less than 1.00:1.00; (2) beginning March 31, 2013, a Collateral Coverage Ratio of not less than 1.25:1.00, (3) beginning with the fiscal quarter ended March 31, 2013, a Consolidated Net Leverage Ratio not to exceed (a) 5.00:1.00 for the quarter ended March 31, 2013, (b) 4.00:1.00 for the quarter ended June 30, 2013, and (c) 3.50:1.00 for the quarter ended September 30, 2013 and all subsequent quarterly periods; and (4) a Debt Service Ratio of not less than 1.5 to 1.00 (each of the capitalized terms used in the foregoing clauses (1) through (4) being as defined in the Second Lien Agreement agreement.) The Second Lien Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations.

The Second Lien Agreement also places restrictions on Parsley Energy and its subsidiaries with respect to the incurrence of additional indebtedness, granting liens, making dividends and other payments, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

On June 10, 2013, Parsley Energy entered into a First Amendment and Waiver to the Second Lien Agreement (the “First Amendment”). The First Amendment: (1) reduced the Consolidated Current Ratio, as at June 30, 2013, to be not less than 0.75:1.00, and as at the last day of any quarter thereafter, to be not less than 1.00:1.00; (2) provided a waiver of the Lenders’ right to assert an Event of Default with respect to the Consolidated Current Ratio covenant as of March 31, 2013; and (3) extended the deadline of delivery of required financial statements from 120 days to 180 days after Parsley Energy’s year-end (each of the capitalized terms used in the foregoing clauses (1) through (4) being as defined in the Second Lien Term Agreement.)

On September 10, 2013, Parsley Energy entered into a Second Amendment and Waiver to the Second Lien Agreement (the “Second Amendment”). The Second Amendment: (1) amended the definition of the Consolidated Current Ratio to allow for the inclusion, in the numerator, of unused borrowing capacity under the Syndicated Credit Agreement; and (2) waived the Lenders’ right to assert an Event of Default with respect to the

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Consolidated Current Ratio covenant as of June 30, 2013 (each of the capitalized terms used in the foregoing clauses (1) through (4) being as defined in the Second Lien Agreement agreement.) At September 30, 2013, Parsley Energy was in compliance with all the financial covenants.

Aircraft Term Loan

On April 2, 2013, Parsley Energy, entered into a $2.8 million term loan (“Aviation Note”) in connection with the purchase of a corporate aircraft. The Aviation Note bears interest at a fixed rate of 4.875%, matures on April 2, 2018 and requires monthly payments of $29,160 of principal and interest beginning in May 2013, with a balloon payment of $1.6 million at maturity.

Diamond K Interests, LP Notes Payable

On May 21, 2009, Parsley Energy entered a $250,000 revolving non-recourse note and a $250,000 term loan with Diamond K Interests, LP, (“Diamond K”) a member of Parsley Energy, LLC (the “Diamond K Notes Payable”). The Diamond K Notes Payable bore interest at 10.0% per annum and had an original maturity of May 21, 2014. Parsley Energy repaid the Diamond K Notes Payable in November 2012.

Interest expense

The following amounts have been incurred and charged to interest expense during the nine months ended September 30, 2013 and 2012 (in thousands):

	Nine Months Ended September 30,
	2013	2012
Cash payments for interest	$7,925	$2,732
Payment-in-kind interest	1,908	1,411
Amortization of deferred loan origination costs	207	41
Amortization of original issue discount	—	138
Write-off of deferred loan origination costs	820	—
Interest income	(159)	(59)

Interest costs incurred, net	10,701	4,263
Less: capitalized interest	(1,485)	(648)

Total interest expense, net	$9,216	$3,615

NOTE 10.     MEMBERS’ EQUITY

Parsley Energy, LLC’s operations are governed by the provisions of a limited liability company agreement (the “Parsley LLC Agreement”). There are no current outstanding equity commitments of the members. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation.

As discussed in Note 1, effective June 11, 2013, Parsley Energy, LLC acquired all of the limited and general partnership interests of Parsley LP, PEM and PEO (the “Partnerships”), all of which were under common control, in exchange for the issuance of interests of Parsley Energy, LLC. The exchange of shares between Parsley Energy, LLC and the Partnerships was accounted for as a reverse acquisition under the purchase method of accounting. Accordingly, the merger was recorded as a recapitalization of Parsley Energy, LLC, with the consolidated financials of the Partnerships being treated as the continuing entity.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

Limitations of Members’ Liabilities

Pursuant to Parsley Energy’s LLC Agreement (and as is customary for limited liability companies), the liability of the Members is limited to their contributed capital.

LLC Interest Issuance

On June 11, 2013, Parsley Energy, LLC issued membership interests to NGP X US Holdings, L.P. and other investors for total consideration of $73.5 million. These interest holders were designated as “Preferred Holders” and granted certain rights in Parsley Energy, LLC’s limited liability company agreement. Included with these rights were (1) the right to receive a 9.5% return on their invested capital prior to any distribution to any other unit holders (the “Preferred Return”) and (2) the right to require Parsley Energy, LLC to redeem all, but not less than all, of each Preferred Holder’s interest in Parsley Energy, LLC after the seventh anniversary, but before the eighth anniversary, of the date of their investment, or if Sheffield ceases to be Parsley Energy’s Chief Executive Officer.

As the investment by the Preferred Holders is redeemable at their option, Parsley Energy has reflected this investment outside of permanent equity, under the heading “Mezzanine Equity—Redeemable LLC Units” in Parsley Energy’s Condensed Consolidated Balance Sheet at September 30, 2013, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity”.

During the nine months ended September 30, 2013, Parsley Energy accrued $2.1 million attributable to the Preferred Return.

Incentive Units

As part of Parsley Energy’s LLC Agreement, certain incentive units were issued to legacy investors, management and employees of Parsley Energy, consisting of Tier I, Tier II, Tier III and Tier IV incentive units, on June 11, 2013. The incentive units are intended to be compensation for services rendered to Parsley Energy. The original terms of the incentive units are as follows. Tier I incentive units vest ratably over three years, but are subject to forfeiture if payout is not achieved. Tier I payout is realized upon the return of the Members’ invested capital and a specified rate of return. Tier II, III and IV incentive units vest only upon the achievement of certain payout thresholds for each such Tier and each Tier of the incentive units is subject to forfeiture if the applicable required payouts are not achieved. In addition, vested and unvested incentive units will be forfeited if an incentive unit holder’s employment is terminated for any reason or if the incentive unit holder voluntarily terminates their employment.

The incentive units are being accounted for as liability-classified awards pursuant to ASC Topic 718, “Compensation—Stock Compensation”, as Parsley Energy believes achievement of the payout conditions will require the settlement of such awards by transferring cash to the incentive unit holder. As such, the fair value of the incentive units is remeasured each reporting period through the date of settlement, with the percentage of such fair value recorded to compensation expense each period being equal to the percentage of the requisite explicit or implied service period that has been rendered at that date.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 11.     RELATED PARTY TRANSACTIONS

Well Operations

During the nine months ended September 30, 2013 and 2012, several of Parsley Energy’s directors, officers, 5% owners of Parsley Energy’s interests, their immediate family, and entities affiliated or controlled by such parties (“Related Party Working Interest Owners”) owned non-operated working interests in certain of the oil and natural gas properties that Parsley Energy operates. The revenues disbursed to such Related Party Working Interest Owners for the nine months ended September 30, 2013 and 2012 totaled $11.5 million and $7.6 million, respectively.

As a result of this ownership, from time to time, Parsley Energy will be in a net receivable or net payable position with respect to these individuals and entities. Parsley Energy does not consider any net receivables from these parties to be uncollectible.

Related Party Acquisitions

During the nine months ended September 30, 2013, Parsley Energy acquired, from certain of its directors and officers, additional working interests in wells it operates through a number of separate, individually negotiated transactions for an aggregate total of $2.1 million.

Diamond K Notes Payable

On May 21, 2009, Parsley Energy entered into the Diamond K Notes Payable. The Diamond K Facility was repaid in November 2012.

Tex-Isle Supply, Inc. Purchases

During the nine months ended September 30, 2013 and 2012, Parsley Energy made purchases of equipment used in its drilling operations and capitalized as part of its oil and natural gas property totaling $39.4 million and $21.0 million, respectively, from Tex-Isle Supply, Inc. (“Tex-Isle”). Tex-Isle is controlled by a party who is also the General Partner of Diamond K.

Spraberry Production Services LLC

During the nine months ended September 30, 2013 and 2012, Parsley Energy incurred charges totaling $2.6 million and $1.2 million for services from SPS in its well operation and drilling activities. Tex-Isle owns the remaining 50% interest in SPS.

Davis, Gerald & Cremer, PC

During the nine months ended September 30, 2013 and 2012, Parsley Energy incurred charges totaling $0.3 million and $0.1 million, respectively, for legal services from Davis, Gerald & Cremer, PC, of which one of Parsley Energy’s directors, David H. Smith, is a vice president and shareholder.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 12.     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The book values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. The book values of Parsley Energy’s credit facilities approximate fair value as the interest rates are variable. The differences between the book values and fair values of each of Parsley Energy’s Aviation Note and Diamond K Notes Payable were not material. Commodity derivative contracts are marked-to-market each quarter and are thus stated at fair value in the accompanying Consolidated Balance Sheets.

The fair values of Parsley Energy’s commodity derivative instruments are classified as level 2 measurements as they are calculated using industry standard models using assumptions and inputs which are substantially observable in active markets throughout the full term of the instruments. These include market price curves, contract terms and prices, credit risk adjustments, implied market volatility and discount factors. The following summarizes the fair value of Parsley Energy’s derivative assets and liabilities according to their fair value hierarchy as of the reporting dates indicated (in thousands):

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Commodity derivative contracts
Assets:
Short-term derivative instruments	$—	$4,666	$—	$4,666
Long-term derivative instruments	—	16,441	—	16,441

Total derivative instrument—asset	$—	$21,107	$—	$21,107

Liabilities:
Short-term derivative instruments	$—	$(1,537)	$—	$(1,537)
Long-term derivative instruments	—	(3,097)	—	(3,097)

Total derivative instruments—liability	—	(4,634)	—	(4,634)

Net commodity derivative asset	$—	$16,473	$—	$16,473

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Commodity derivative contracts
Assets:
Short-term derivative instruments	$—	$3,555	$—	$3,555
Long-term derivative instruments	—	5,129	—	5,129

Total derivative instrument—asset	$—	$8,684	$—	$8,684

Liabilities:
Short-term derivative instruments	$—	$(490)	$—	$(490)
Long-term derivative instruments	—	(727)	—	(727)

Total derivative instruments—liability	$—	$(1,217)	$—	$(1,217)

Net commodity derivative asset	$—	$7,467	$—	$7,467

There were no transfers into or out of level 2 during the nine months ended September 30, 2013 or 2012.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

NOTE 13.     SUBSEQUENT EVENTS

Revolving Credit Agreement

On October 21, 2013, Parsley Energy amended and restated its Revolving Credit Agreement, whereby the borrowing base was reduced from $175.0 million to $143.8 million. In November 2013, upon redetermination, the borrowing base will be increased to $280.0 million, effective December 30, 2013.

Second Lien Agreement

On October 21, 2013, Parsley Energy entered into an amended and restated second lien credit agreement (the “Amended Second Lien Agreement”). The Amended Second Lien Agreement created two tranches of loan commitments, the Tranche A Commitment totaling $75.0 million and the Tranche B Commitment, totaling $125.0 million. The maturity date remains December 31, 2016.

Tranche A borrowings bear interest at the combined rate equal to (i) the greater of 1.0%, and the three-month LIBO rate, plus 10.0%, paid in cash, plus (ii) 4.0% paid-in-kind by adding to the principal balance outstanding. Tranche B borrowings bear interest at the greater of 1.0%, and the three-month LIBO rate, plus 11.0%, paid in cash.

The Amended Second Lien Agreement may still be prepaid at any time. If prepaid after November 20, 2013, but before November 20, 2014, Parsley Energy will be obligated to pay a prepayment premium equal to 7.5% of the principal amount being repaid, with respect to the pro rata portion of the prepayment attributable to Tranche A borrowings.

The Amended Second Lien Agreement also modified the required financial covenants under the Second Lien Agreement to consist of: (1) a Consolidated Current Ratio of not less than 1.00:1.00; (2) beginning with the fiscal quarter ended December 31, 2013, a Consolidated Leverage Ratio not to exceed (a) 4.50:1.00 for the quarter ended December 31, 2013, (b) 4.00:1.00 for the quarters ended March 31, 2014 and June 30, 2014, and (c) 3.50:1.00 for the quarter ended September 30, 2014 and all subsequent quarterly periods; and (3) a Consolidated Cash Interest Coverage Ratio of not less than 2.5 to 1.00 (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Second Lien Agreement agreement). The Second Lien Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations.

The Amended Second Lien Agreement eliminated the requirement for Parsley Energy to enter into certain derivative instruments to hedge not less than 80% of the anticipated production from proved, developed, producing oil and natural gas properties.

Acquisitions

In October 2013, Parsley Energy acquired non-operated working interests owned by certain of Parsley Energy’s directors and officers through a number of separate, individually negotiated transactions for an aggregate total cash consideration of $17.3 million.

In October 2013, Parsley Energy acquired 5,818 gross (5,330 net) acres primarily in Upton and Reagan Counties, Texas. Parsley Energy’s total consideration paid was $18.0 million. The final purchase price allocation is pending the determination of adjustments from the effective date and the completion of the valuation of the assets acquired and liabilities assumed.

PARSLEY ENERGY, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(Unaudited)

On December 4, 2013, Parsley Energy entered into a purchase and sale agreement pursuant to which Parsley Energy will acquire non-operated working interests in a number of wells which it currently operates for $79.3 million. The transaction does not increase Parsley Energy’s gross acreage position, but increases its net acreage by 637 acres in Upton County, Texas. The acquisition is expected to close on December 30, 2013, subject to customary closing conditions.

In December 2013, Parsley Energy acquired 3,250 gross (2,595 net) acres in Upton and Reagan Counties, Texas. Parsley Energy’s total consideration paid was $32.3 million. The final purchase price allocation is pending the determination of adjustments from the effective date and the completion of the valuation of the assets acquired and liabilities assumed.

Parsley Energy has evaluated subsequent events through the date that these financial statements were available to be issued on December 20, 2013. Except as described above, Parsley Energy determined there were no additional events that required disclosure or recognition in these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers

Parsley Energy, LLC:

We have audited the consolidated and combined balance sheets of Parsley Energy, LLC and subsidiaries (“Parsley Energy”) as of December 31, 2012 and 2011, and the related consolidated and combined statements of operations, changes in members’ equity, and cash flows for each of the years ended December 31, 2012 and 2011. These consolidated and combined financial statements are the responsibility of Parsley Energy’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Parsley Energy, LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated and combined financial statements, the balance sheets, and the related statements of operations, changes in members’ equity, and cash flows have been prepared on a combined basis of accounting as a result of the reorganization of interests under common control.

/s/ KPMG LLP

Dallas, Texas

December 20, 2013

PARSLEY ENERGY, LLC

CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31,
	2012	2011
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,673	$23,942
Accounts receivable:
Joint interest owners and other	22,873	8,648
Oil and gas	5,732	1,917
Related parties	720	105
Short-term derivative instruments	3,555	341
Materials and supplies	2,211	345
Other current assets	314	491

Total current assets	49,078	35,789
PROPERTY, PLANT AND EQUIPMENT, AT COST
Oil and natural gas properties, successful efforts method	132,010	28,547
Accumulated depreciation, depletion and amortization	(7,879)	(1,594)

Total oil and natural gas properties, net	124,131	26,953
Other property, plant and equipment, net	478	270

Total property, plant and equipment, net	124,609	27,223
NONCURRENT ASSETS
Long-term derivative instruments	5,129	177
Equity investment	1,589	1,122
Deferred loan costs, net	834	167

Total noncurrent assets	7,552	1,466

TOTAL ASSETS	$181,239	$64,478

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$42,311	$21,992
Revenue and severance taxes payable	9,177	5,524
Current portion of long-term debt	6,750	3,738
Short-term derivative instruments	490	—
Amounts due related parties	331	923

Total current liabilities	59,059	32,177
NONCURRENT LIABILITIES
Long-term debt	112,913	22,145
Indebtedness to related parties	—	235
Asset retirement obligations	1,858	751
Deferred tax liability	665	117
Long-term derivative instruments	727	—

Total noncurrent liabilities	116,163	23,248
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY	6,017	9,053

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$181,239	$64,478

The accompanying notes are an integral part of these consolidated financial statements.

PARSLEY ENERGY, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2012		2011
	(in thousands, except per share data)
REVENUES
Oil sales		$30,443	$8,702
Natural gas and natural gas liquid sales		7,236	2,132

Total revenues		37,679	10,834
OPERATING EXPENSES
Lease operating expenses		4,646	1,446
Production and ad valorem taxes		2,412	610
Depreciation, depletion and amortization		6,406	1,247
General and administrative expenses		3,629	1,357
Accretion of asset retirement obligations		66	32

Total operating expenses		17,159	4,692
Gain on sales of oil and natural gas properties		7,819	6,638

OPERATING INCOME		28,339	12,780
OTHER INCOME (EXPENSE)
Interest expense, net		(6,285)	(458)
Prepayment premiumon extinguishment of debt		(6,597)	—
Income from equity investment		267	136
Derivative loss		(2,190)	(255)
Other income (expense)		(81)	(267)

Total other income (expense), net		(14,886)	(844)

INCOME BEFORE INCOME TAXES		13,453	11,936
INCOME TAX EXPENSE		(554)	(116)

NET INCOME		$12,899	$11,820

PRO FORMA INFORMATION (UNAUDITED):
Net income		$12,899
Pro forma provision for income taxes		(4,644)

Pro forma net income		$8,255

Pro forma net income per common share
Basic	$
Diluted	$
Weighted average pro forma common shares outstanding
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

PARSLEY ENERGY, LLC

CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

Total Members’ Equity
(in thousands)
BALANCE AT DECEMBER 31, 2010	$1,433
Net income	11,820
Distributions	(4,200)

BALANCE AT DECEMBER 31, 2011	9,053
Net income	12,899
Distributions	(15,935)

BALANCE AT DECEMBER 31, 2012	$6,017

The accompanying notes are an integral part of these consolidated financial statements.

PARSLEY ENERGY, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2012	2011
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,899	$11,820
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	6,406	1,247
Accretion of asset retirement obligations	66	32
Gain on sales of oil and natural gas properties	(7,819)	(6,638)
Amortization of debt issue costs	853	15
Interest not paid in cash	1,845	182
Income from equity investment	(267)	(136)
Provision for deferred income taxes	548	106
Derivative loss	2,190	255
Net cash received for derivative settlements	179	78
Net cash paid for option premiums	(9,318)	(851)
Net cash paid to margin account	(35)	(27)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(18,040)	(6,969)
Materials and supplies	(1,866)	(7)
Other current assets	212	(462)
Accounts payable and accrued expenses	14,726	12,870
Revenue and severance taxes payable	3,653	3,941
Amounts due to/from related parties	(1,207)	575

Net cash provided by operating activities	5,025	16,031

CASH FLOWS FROM INVESTING ACTIVITIES:
Development of oil and natural gas properties	(80,374)	(24,919)
Acquisitions of oil and natural gas properties	(17,932)	—
Additions to other property and equipment	(328)	(244)
Proceeds from the sales of oil and natural gas properties	9,295	10,253
Investment in equity investee	(200)	(744)

Net cash used in investing activities	(89,539)	(15,654)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under long-term debt	128,298	24,425
Payments on long-term debt	(37,012)	(275)
Debt issue costs	(871)	(171)
Payments of indebtedness to related parties	(235)	(50)
Distributions	(15,935)	(4,200)

Net cash provided by financing activities	74,245	19,729

Net increase (decrease) in cash and cash equivalents	(10,269)	20,106
Cash and cash equivalents at beginning of year	23,942	3,836

Cash and cash equivalents at end of year	$13,673	$23,942

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$4,661	$529

Cash paid for income taxes	$6	$9

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Asset retirement obligations incurred, including changes in estimate	$1,040	$319

Additions to oil and natural gas properties—change in capital accruals	$5,593	$2,011

The accompanying notes are an integral part of these consolidated financial statements.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1.     ORGANIZATION AND NATURE OF OPERATIONS

Parsley Energy, LLC was formed on June 11, 2013, as a Delaware limited liability company and is primarily engaged in the acquisition, development, production, exploration, and sale of crude oil and natural gas properties located primarily in the Permian Basin, which is located in West Texas and Southeastern New Mexico. Concurrent with the formation of Parsley Energy, LLC, all of the interest holders of Parsley Energy, L.P. (“Parsley LP”), Parsley Energy Management, LLC (“PEM”) and Parsley Energy Operations, LLC (“PEO”) exchanged their interest in each entity in return for interest in Parsley Energy, LLC (the “Exchange”). Prior to the formation of Parsley Energy, LLC, 67.8% of Parsley LP, 100% of PEM and 100% of PEO were held by Mr. Bryan Sheffield, Parsley Energy, LLC’s President and Chief Executive Officer (“Sheffield”). Subsequent to Parsley Energy, LLC’s formation, Sheffield controlled 54.7% of Parsley Energy, LLC. As such, as all power and authority to control the core functions of Parsley LP, PEM and PEO were controlled by Sheffield, the Exchange has been treated as a reorganization of entities under common control and the results of Parsley LP, PEM and PEO have been consolidated for all periods. The financial statements of the legal acquirer, Parsley Energy, LLC, were not significant; therefore, no pro forma financial information is submitted.

Parsley LP was formed on February 29, 2008, as a Texas limited partnership and is primarily engaged in the acquisition, development, production, exploration, and sale of crude oil and natural gas properties located primarily in the Permian Basin in West Texas. On September 9, 2011, Parsley LP formed, and held all the interest in, Spraberry Energy, LLC (“Spraberry”), a Texas limited liability company. On November 20, 2012, Spraberry merged with and into Parsley LP, thereby terminating Spraberry’s corporate existence.

PEM was formed on February 19, 2008, as a Texas limited liability company and was formed to be the general partner of Parsley LP.

PEO was formed on February 19, 2008, as a Texas limited liability company and is primarily engaged in the operation of crude oil and natural gas properties located in the Permian Basin in West Texas.

Parsley Energy also owns a noncontrolling 50% investment in Spraberry Production Services LLC (“SPS”). SPS was formed on August 27, 2010, as a Texas limited liability company and is primarily engaged in the oilfield services business servicing properties located in the Permian Basin in West Texas.

NOTE 2.     BASIS OF PRESENTATION

The accounts of Parsley Energy, LLC and its subsidiaries are presented in the accompanying consolidated financial statements. These consolidated financial statements include the accounts of Parsley Energy, LLC and its wholly-owned subsidiaries: (i) Parsley LP, (ii) PEM, (iii) PEO, and (iv) Parsley Energy Aviation, LLC, Texas limited liability company formed on March 22, 2013. References to “Parsley Energy” refer to Parsley Energy, LLC and all of its subsidiaries. Parsley Energy accounts for its investment in SPS on the equity method of accounting. All significant intercompany and intra-company balances and transactions have been eliminated.

Transfers of a business between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information. As discussed above, the Exchange has been accounted for as transactions between entities under common control thus the accompanying consolidated financial statements and related notes of Parsley Energy have been retrospectively adjusted to include the historical results of the entities involved at historical carrying values and their operations as if they were consolidated for all periods presented.

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Preparation in accordance with GAAP

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

requires us to (1) adopt accounting policies within accounting rules set by the Financial Accounting Standards Board (“FASB”) and by the SEC and (2) make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosed amounts. Note 3. — Summary of Significant Accounting Policies describes our significant accounting policies. Our management believes the major estimates and assumptions impacting our consolidated financial statements are the following:

•	estimates of proved reserves of oil and natural gas, which affect the calculations of depletion, depreciation and amortization and impairment of capitalized costs of oil and natural gas properties;

•	estimates of asset retirement obligations;

•	estimates of the fair value of oil and natural gas properties we own, particularly properties that we have not yet explored, or fully explored, by drilling and completing wells;

•	impairment of undeveloped properties and other assets;

•	depreciation of property and equipment; and

•	valuation of commodity derivative instruments.

The estimated fair values of our unevaluated oil and natural gas properties affects our assessment as to whether portions of unevaluated capitalized costs are impaired.

Actual results may differ from estimates and assumptions of future events and these revisions could be material. Future production may vary materially from estimated oil and natural gas proved reserves. Actual future prices may vary significantly from price assumptions used for determining proved reserves and for financial reporting.

NOTE 3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and funds invested in highly liquid instruments with original maturities of three months or less and typically exceed federally insured limits.

Accounts Receivable

Accounts receivable consist of receivables from joint interest owners on properties Parsley Energy operates and crude oil, natural gas and natural gas liquids production delivered to purchasers. The purchasers remit payment for production directly to Parsley Energy. Most payments are received within three months after the production date.

Amounts due from joint interest owners or purchasers are stated net of an allowance for doubtful accounts when Parsley Energy believes collection is doubtful. For receivables from joint interest owners, Parsley Energy typically has the ability to withhold future revenue disbursements to recover any non-payment of joint interest billings. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Parsley Energy determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, Parsley Energy’s previous loss history, the debtor’s current ability to pay its obligation to Parsley Energy, the condition of the general economy and the industry as a whole. Parsley Energy writes off specific accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. No allowance was deemed necessary at December 31, 2012 or December 31, 2011.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2011, each of the following purchasers accounted for more than 10% of our revenue:

	For the Years Ended December 31,
	2012	2011
Enterprise Crude Oil, LLC	26%	16%
Permian Transport & Trading	20%	6%
Shell Trading (US) Company	17%	30%
Plains Marketing, L.P.	16%	24%
Atlas Pipeline Mid-Continent WestTex, LLC.	14%	18%

Parsley Energy does not require collateral and does not believe the loss of any single purchaser would materially impact its operating results, as crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

Material and Supplies

Materials and supplies are stated at the lower of cost or market and consists of oil and gas drilling or repair items such as tubing, casing and pumping units. These items are primarily acquired for use in future drilling or repair operations and is carried at lower of cost or market. “Market”, in the context of valuation, represents net realizable value, which is the amount that Parsley Energy is allowed to bill to the joint accounts under joint operating agreements to which Parsley Energy is a party. As of December 31, 2012, Parsley Energy estimated that all of its tubular goods and equipment will be utilized within one year.

Oil and Natural Gas Properties

Oil and natural gas exploration, development and production activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties, costs of drilling successful exploration wells, and development costs are capitalized. The costs of exploratory wells are initially capitalized pending a determination of whether proved reserves have been found. At the completion of drilling activities, the costs of exploratory wells remain capitalized if determination is made that proved reserves have been found. If no proved reserves have been found, the costs of each of the related exploratory wells are charged to expense. In some cases, a determination of proved reserves cannot be made at the completion of drilling, requiring additional testing and evaluation of the wells. The costs of such exploratory wells are expensed if a determination of proved reserves has not been made within a twelve-month period after drilling is complete. Exploration costs such as geological, geophysical, and seismic costs are expensed as incurred.

As exploration and development work progresses and the reserves on these properties are proven, capitalized costs attributed to the properties are subject to depreciation, depletion and amortization (“DD&A”). Depletion of capitalized costs is provided using the units-of-production method based on proved oil and gas reserves related to the associated reservoir. At December 31, 2012 and 2011, Parsley Energy had excluded $14.0 million and $2.5 million, respectively, of capitalized costs from depletion. Depreciation and depletion expense on capitalized oil and gas property was $6.3 million and $1.2 million for the years ended December 31, 2012 and 2011, respectively. Parsley Energy had no exploratory wells in progress at either December 31, 2012 or 2011.

Parsley Energy capitalizes interest, if debt is outstanding, during drilling operations in its exploration and development activities. During the years ended December 31, 2012 and 2011, Parsley Energy capitalized interest of $1.0 million and $0.2 million, respectively.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

On the sale of a complete or partial unit of a proved property or pipeline and related facilities, the cost and related accumulated depreciation, depletion, and amortization are removed from the property accounts, and any gain or loss is recognized.

For sales of entire working interests in unproved properties, gain or loss is recognized to the extent of the difference between the proceeds received and the net carrying value of the property. Proceeds from sales of partial interests in unproved properties are accounted for as a recovery of costs unless the proceeds exceed the entire cost of the property.

Oil and Gas Reserves

The estimates of proved oil and natural gas reserves utilized in the preparation of the consolidated financial statements are estimated in accordance with the rules established by the SEC and the Financial Accounting Standards Board (“FASB”). These rules require that reserve estimates be prepared under existing economic and operating conditions using a trailing 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements.

Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Oil and gas properties are depleted by reservoir using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, future gross revenues, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties, or any combination of the above may be increased or decreased. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.

Other Property and Equipment

Other property and equipment is recorded at cost. Parsley Energy expenses maintenance and repairs in the period incurred. Upon retirements or disposition of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheet with the resulting gains or losses, if any, reflected in operations. Depreciation of other property and equipment is computed using the straight line method over their estimated useful lives, which range from three to fifteen years. Depreciation expense on other property and equipment was $0.1 million for the years ended December 31, 2012 and 2011.

Asset retirement obligations

For Parsley Energy, asset retirement obligations represent the future abandonment costs of tangible assets, namely the plugging and abandonment of wells and land remediation. The fair value of a liability for an asset’s retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, the difference is recorded in oil and natural gas properties.

Inherent to the present-value calculation are numerous estimates, assumptions, and judgments, including, but not limited to: the ultimate settlement amounts, inflation factors, credit-adjusted risk-free rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

revisions to these assumptions affect the present value of the abandonment liability, Parsley Energy makes corresponding adjustments to both the asset retirement obligation and the related oil and natural gas property asset balance. These revisions result in prospective changes to DD&A expense and accretion of the discounted abandonment liability.

The following table summarizes the changes in Parsley Energy’s asset retirement obligation for the period indicated (in thousands):

	Year Ended December 31,
	2012	2011
Asset retirement obligations, beginning of year	$751	$400
Additional liabilities incurred	1,129	319
Accretion expense	66	32
Liabilities settled upon plugging and abandoning wells	(88)	—

Asset retirement obligations, end of year	$1,858	$751

Impairment of Long-Lived Assets

Parsley Energy reviews its long-lived assets to be held and used, including proved oil and natural gas properties by reservoir. Whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, Parsley Energy recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Parsley Energy reviews its oil and natural gas properties by amortization base or by individual well for those wells not constituting part of an amortization base. For each property determined to be impaired, an impairment loss equal to the difference between the carrying value of the properties and the estimated fair value (discounted future cash flows) of the properties would be recognized at that time. Estimating future cash flows involves the use of judgments, including estimation of the proved and unproved oil and natural gas reserve quantities, timing of development and production, expected future commodity prices, capital expenditures and production costs. Parsley Energy recognized no impairment expense during the years ended December 31, 2012 and 2011.

Unproved oil and natural gas properties are each periodically assessed for impairment by considering future drilling plans, the results of exploration activities, commodity price outlooks, planned future sales or expiration of all or a portion of such projects. Parsley Energy recorded no impairment charge during either of the years ended December 31, 2012 and 2011.

Equity Investments

Equity investments in which Parsley Energy exercises significant influence but does not control are accounted for using the equity method. Under the equity method, generally Parsley Energy’s share of investees’ earnings or loss, after elimination of intra-company profit or loss, is recognized in the consolidated statement of operations. Parsley Energy reviews its investments to determine if a loss in value which is other than a temporary decline has occurred. If such loss has occurred, Parsley Energy would recognize an impairment provision. There was no impairment for Parsley Energy’s equity investments for the years ended December 31, 2012 or December 31, 2011.

Derivative Instruments

Parsley Energy uses derivative financial instruments to reduce exposure to fluctuations in commodity prices. These transactions are in the form of collars and puts.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Parsley Energy reports the fair value of derivatives on the consolidated balance sheets in derivative instrument assets and derivative instrument liabilities as either current or noncurrent. Parsley Energy determines the current and noncurrent classification based on the timing of expected future cash flows of individual trades. Parsley Energy reports these on a gross basis by contract.

Parsley Energy’s derivative instruments were not designated as hedges for accounting purposes for any of the periods presented. Accordingly, the changes in fair value are recognized in the Consolidated Statements of Operations in the period of change. Gains and losses from derivatives are included in cash flows from operating activities.

Fair Value of Financial Instruments

Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the reporting date. Parsley Energy’s assets and liabilities that are measured at fair value at each reporting date are classified according to a hierarchy that prioritizes inputs and assumptions underlying the valuation techniques. This fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, and consists of three broad levels:

•

Level 1 measurements are obtained using unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities as of the reporting date.

•

Level 2 measurements use as inputs market prices which are either directly or indirectly observable as of the reporting date for similar commodity derivative contracts. Parsley Energy valued its level 2 assets and liabilities using industry-standard models that considered various assumptions including current market and contractual prices for the underlying instruments, time value, volatility factors, nonperformance risk, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument and can be supported by observable data.

•

Level 3 measurements are based on process or valuation models that use inputs that are both significant to the fair value measurement and less observable from objective sources (i.e., supported by little of no market activity). These inputs generally reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Reclassifications of fair value between level 1, level 2, and level 3 of the fair value hierarchy, if applicable, are made at the end of each quarter.

Deferred Loan Costs

Deferred loan costs are stated at cost, net of amortization, and are amortized to interest expense using the effective interest method over the life of the loan.

Revenue Recognition

Revenues from the sale of crude oil, natural gas and natural gas liquids are recognized when the production is sold, net of any royalty interest. Because final settlement of Parsley Energy’s hydrocarbon sales can take up to two months, the expected sales volumes and prices for those properties are estimated and accrued using

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

information available at the time the revenue is recorded. Natural gas revenues are recorded using the entitlement method of accounting whereby revenue is recognized based on Parsley Energy’s proportionate share of natural gas production. At December 31, 2012 and 2011, Parsley Energy did not have any natural gas imbalances. Transportation expenses are included as a reduction of natural gas revenue and are not material.

Income Taxes

Parsley Energy, LLC is organized as a Delaware limited liability company and is treated as a flow-through entity for U.S. federal income tax purposes. As a result, the net taxable income of Parsley Energy, LLC and any related tax credits are passed through to the members and are included in their tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no U.S. federal tax provision has been made in the financial statements of Parsley Energy.

However, Parsley Energy’s operations located in Texas are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas. Deferred tax assets and liabilities are recognized for future Texas margin tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective Texas margin tax bases. At December 31, 2012 and 2011, Parsley Energy’s net long-term deferred tax liability related solely to carrying value differences associated with Parsley Energy’s property, plant and equipment.

These financial statements have been prepared in anticipation of a proposed initial public offering (the ‘‘Offering’’) of Parsley Energy’s wholly-owned subsidiary, Parsley Energy, Inc. In connection with the Offering, interests in Parsley Energy, LLC will be contributed to a newly formed Delaware corporation which will be treated as a taxable C corporation and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if Parsley Energy was a taxable corporation for all periods presented. Parsley Energy has computed pro forma tax expense using a 36% blended corporate level U.S. federal and state tax rate.

Net Income Per Unit

Parsley Energy has omitted earnings per unit due to the limited number of unit holders for the periods presented.

Comprehensive Income

Parsley Energy has no elements of comprehensive income other than net income.

Segment Reporting

Parsley Energy operates in only one industry segment: the oil and natural gas exploration and production industry in the United States. All revenues are derived from customers located in the United States.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” and in January 2013 issued ASU 2013-01, “Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities”. These ASUs create new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its derivative instruments, repurchase agreements, and securities lending transactions. Certain disclosures of the amounts of certain instruments subject to enforceable master

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

netting arrangements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. These ASUs are effective retrospectively for annual reporting periods beginning on or after January 1, 2013. The adoption of these ASUs will not impact Parsley Energy’s financial position, results of operations, or liquidity.

In June 2011, the FASB issued Accounting Standards Update 2011-5, “Presentation of Comprehensive Income” (“ASU 2011-5”). The FASB has issued new guidance for how companies must present other comprehensive income (“OCI”) and its components in their financial statements. The guidance applies to all companies that report items of OCI but perhaps is most relevant for companies that have historically presented components of OCI as part of their statement of changes in shareholders’ equity which is no longer an option available under this guidance. ASU 2011-5 is intended to increase the prominence of items that are recorded in OCI and improve comparability and transparency in financial statements and allow for a more prominent evaluation of the effect of OCI on a company’s overall performance. The new guidance described in ASU 2011-05 will supersede the presentation options in Topic 220 (previously known as Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income). The guidance, however, affects only the presentation of OCI, not the components that must be reported in OCI. ASU 2011-5 is effective for private companies for annual periods beginning after Dec. 15, 2012, and interim and annual periods thereafter. We adopted ASU 2011-5 beginning in the first quarter 2013.

In December 2010, the FASB issued Accounting Standards Update 2010-29, “Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 clarifies that when presenting comparative pro forma financial statements in conjunction with business combination disclosures, revenue and earnings of the combined entity should be presented as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. In addition, the update requires a description of the nature and amount of material, nonrecurring pro forma adjustments included in pro forma revenue and earnings that are directly attributable to the business combination. This update is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period after December 15, 2010. As ASU 2010-29 relates to disclosure requirements, there will be no impact on our financial condition or results of operations.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 4.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following (in thousands):

	December 31,
	2012	2011
Oil and natural gas properties:
Subject to depletion	$117,988	$26,060
Not subject to depletion-acquisition costs
Incurred in 2012	14,022	—
Incurred in 2011	—	2,394
Incurred in 2010	—	93

Total not subject to depletion	14,022	2,487

Gross oil and natural gas properties	132,010	28,547
Less accumulated depreciation, depletion and amortization	(7,879)	(1,594)

Oil and natural gas properties, net	124,131	26,953

Other property and equipment	769	441
Less accumulated depreciation	(291)	(171)

Other property and equipment, net	478	270

Property and equipment, net	$124,609	$27,223

NOTE 5.    ACQUISITIONS OF OIL AND GAS PROPERTIES

During 2012, Parsley Energy acquired, from unaffiliated individuals and entities, additional working interests in wells it operates through a number of separate, individually negotiated transactions for an aggregate cash consideration of $9.7 million. Parsley Energy reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

In October 2012, Parsley Energy acquired, from Diamond K Production, LLC, an entity owned by Diamond K Interests, LP, a Member of Parsley Energy, additional working interests in wells it operates for an aggregate cash consideration of $8.2 million. Parsley Energy reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

NOTE 6.     SALES OF OIL AND NATURAL GAS PROPERTIES

In August 2011, Parsley Energy sold 1,145 net unevaluated acres in Midland County, Texas for $5.0 million, resulting in a realized gain of $4.0 million.

In August 2011, Parsley Energy sold 1,920 net unevaluated acres in Irion County, Texas for $1.0 million, resulting in a realized loss of $0.2 million.

In October 2011, Parsley Energy sold 4,026 net unevaluated acres in Crockett County, Texas for $2.5 million, resulting in a realized gain of $2.0 million.

In November 2011, Parsley Energy sold 2,240 net unevaluated acres in Upton County, Texas for $1.2 million, resulting in a realized gain of $0.3 million.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

In December 2011, Parsley Energy sold 933 net unevaluated acres in Glasscock and Martin Counties, Texas for $0.6 million, resulting in a realized gain of $0.5 million.

In April 2012, Parsley Energy sold 2,652 net unevaluated acres in Dawson, Glasscock, Howard, Martin and Upton Counties, Texas for $8.6 million and realized a $7.5 million gain on the sale.

In November 2012, Parsley Energy sold 960 net unevaluated acres in Howard County, Texas for total proceeds of $0.7 million and realized a $0.3 million gain on the sale.

NOTE 7.     EQUITY INVESTMENT

We use the equity method of accounting for our investment in SPS, with earnings or losses, after adjustment for intra-company profits and losses, reported in the income (loss) from equity investment line on the consolidated statements of operations.

As of December 31, 2012 and 2011, the balance of Parsley Energy’s investment in SPS was $1.6 million and $1.1 million, respectively. The investment balance was increased during the years ended December 31, 2012 and 2011, by $0.2 million and $0.7 million, respectively, for cash contributions and by $0.7 million and $0.2 million, respectively which was Parsley Energy’s share of SPS’ net income, before adjustment for intra-company profits and losses. During the years ended December 31, 2012 and 2011, SPS provided services to Parsley Energy in its oil and natural gas field development operations which Parsley Energy capitalized as part of its oil and gas properties. As such, that portion of Parsley Energy’s share of SPS’ gross profit from these services totaling $0.4 million and $0.1 million, respectively, was subsequently eliminated from its share of SPS’s net income and a corresponding reduction was made to the carrying value of its investment.

NOTE 8.     DERIVATIVE FINANCIAL INSTRUMENTS

Commodity Derivative Instruments and Concentration of Risk

Objective and Strategy

Parsley Energy uses derivative financial instruments to manage its exposure to cash-flow variability from commodity-price risk inherent in its crude oil exploration and production activities. These include exchange traded and over-the-counter (OTC) crude options and collars with the underlying contract and settlement pricings based on NYMEX West Texas Intermediate (WTI). Options and collars are used to establish a floor price, or floor and ceiling prices, for expected future oil sales. Three way collars are also used to manage commodity price risk. A three way collar is a combination of three options: a sold call, a purchased put, and a sold put. The sold call establishes the maximum price that Parsley Energy will receive for the contracted commodity volumes. The purchased put establishes the minimum price that Parsley Energy will receive for the contracted volumes unless the market price for the commodity falls below the sold put strike price, at which point the minimum price equals the reference price plus the excess of the purchased put strike price over the sold put strike price.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Derivative Activities

The following table summarizes the open positions for the commodity derivative instruments held by Parsley Energy at December 31, 2012:

Crude Options	Notional (MBbl)	Weighted Average Strike Price
Purchased
Puts	1,093	$89.53
Calls	119	$100.00
Sold
Puts	(1,077)	$54.65
Calls	(128)	$100.00

Effect of Derivative Instruments on the Consolidated Financial Statements

Consolidated Balance Sheets

The following table summarizes the gross fair values of Parsley Energy’s Commodity derivative instruments as of the reporting dates indicated (in thousands):

	December 31,
	2012	2011
Short-term derivative instruments	$3,555	$341
Long-term derivative instruments	5,129	177

Total derivative instruments—asset	8,684	518
Short-term derivative instruments	(490)	—
Long-term derivative instruments	(727)	—

Total derivative instruments—liability	(1,217)	—

Net commodity derivative asset	$7,467	$518

Consolidated Statements of Operation

Losses related to Parsley Energy’s derivative activities were $2.2 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively. These losses are included in the Consolidated and Combined Statements of Operations line item, Derivative loss.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Offsetting of Derivative Assets and Liabilities

Parsley Energy has agreements in place with all its counterparties that allow for the financial right of offset for derivative assets and liabilities at settlement or in the event of default under the agreements. Additionally, Parsley Energy maintains accounts with its brokers to facilitate financial derivative transactions in support of its risk management activities. Based on the value of Parsley Energy’s positions in these accounts and the associated margin requirements, Parsley Energy may be required to deposit cash into these broker accounts. During the twelve months ended December 31, 2012 and 2011, Parsley Energy had posted margins with some of its counterparties to collateralize certain derivative positions. The following table presents Parsley Energy’s net exposure from its offsetting derivative asset and liability positions, as well as cash collateral on deposit with the brokers as of the reporting dates indicated (in thousands):

	Gross Amount Presented on Balance Sheet	Netting Adjustments	Cash Collateral Posted (Received)	Net Exposure
December 31, 2012
Derivative assets with right of offset or master netting agreements	$8,684	$(1,217)	$49	$7,516
Derivative liabilities with right of offset or master netting agreements	(1,217)	1,217	—	—

December 31, 2011
Derivative assets with right of offset or master netting agreements	$518	$—	$27	$545
Derivative liabilities with right of offset or master netting agreements	—	—	—	—

Concentration of Credit Risk

The financial integrity of Parsley Energy’s exchange traded contracts is assured by NYMEX through systems of financial safeguards and transaction guarantees, and is therefore subject to nominal credit risk. Over-the-counter traded options expose Parsley Energy to counterparty credit risk. These OTC options are entered into with a major energy company with investment grade credit rating or through brokers that require all the transaction parties to collateralize their open option positions. The gross and net credit exposure from our commodity derivative contracts as of December 31, 2012 is summarized in the table above.

Parsley Energy monitors the creditworthiness of its counterparties, established credit limits according to Parsley Energy’s credit policies and guidelines, and assesses the impact on fair values of its counterparties’ creditworthiness. Parsley Energy has netting agreements with its counterparties and brokers that permit net settlement of gross commodity derivative assets against gross commodity derivative liabilities, and routinely exercises its contractual right to offset realized gains against realized losses when settling with derivative counterparties. During 2012 and 2011, Parsley Energy did not incur any losses due to counterparty bankruptcy filings.

Credit Risk Related Contingent Features in Derivatives

Certain commodity derivative instruments contain provisions that require Parsley Energy to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit risk related event. These events, which are defined by the existing commodity derivative contracts, are primarily downgrades in the credit ratings of Parsley Energy and its affiliates. None of Parsley Energy’s commodity derivative instruments were in a net liability position with respect to any individual counterparty at December 31, 2012 or 2011.

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NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 9.     DEBT

Parsley Energy’s debt consists of the following (in thousands):

	December 31,
	2012	2011
Spraberry obligation	$—	$18,182
First lien obligations:
Revolving credit facilities	38,000	2,300
Term loans	26,438	5,750
Second lien credit facility	55,225	—
Diamond K Interests, LP notes payable	—	235
Unamortized original issue discount, net	—	(349)

Total debt	119,663	26,118
Less: current portion	(6,750)	(3,738)

Total long-term debt	$112,913	$22,380

Spraberry Obligation

On November 1, 2011, Spraberry entered into a syndicated credit agreement (the “Spraberry Credit Agreement”) providing for term loans up to an aggregate principal amount of $40.0 million for the development of its oil and natural gas properties, and with an original maturity date of December 31, 2014. The Spraberry Credit Agreement was subsequently amended, on April 26, 2012, to increase the aggregate commitment to $50.0 million. Throughout its term, the Spraberry Credit Agreement bore interest at the combined rate equal to (i) the greater of 1.0% and the three-month LIBO rate, plus 10.5%, paid in cash, plus (ii) 7.0% paid-in-kind by adding to the principal balance outstanding. In addition, each borrowing was also subject to a 2.0% original issue discount upon funding. On November 20, 2012, Parsley Energy repaid the entire balance outstanding, including unpaid principal, fees and accrued interest totaling $35.1 million and a prepayment premium of $6.6 million, for a total payment of $41.7 million. Parsley Energy also recognized as additional interest expense, at the time of repayment, $0.5 million of unamortized original issue discount and $0.1 million of unamortized loan costs.

First Lien Obligations

On July 26, 2010, Parsley Energy entered into a loan agreement with Western National Bank (the “2010 Loan Agreement”) providing for a revolving line of credit in the original principal amount of $2.5 million, an original maturity date of July 26, 2011, and an initial borrowing base of $1.3 million. Loans under the 2010 Loan Agreement bore interest at a rate equal to the bank’s reference rate, as defined in the March 2011 Loan Agreement, plus 1.0%, but in no event less than 6.0%. Obligations under the 2010 Loan Agreement were secured by a first lien on substantially all of Parsley Energy’s oil and natural gas properties.

On December 7, 2010, Parsley Energy entered into the First Amendment to the 2010 Loan Agreement which increased the borrowing base to $2.3 million.

On March 23, 2011, Parsley Energy entered into an agreement to extend and renew the 2010 Loan Agreement with a new revolving line of credit note with Western National Bank (the “March 2011 Loan Agreement”) providing for a revolving line of credit in the original principal amount of $7.0 million, an original maturity date of March 23, 2013, and an initial borrowing base of $3.5 million. Loans under the March 2011 Loan Agreement bore interest at a rate equal to the bank’s reference rate, as defined in the March 2011 Loan Agreement, plus 1.0%, but in no event less than 6.0%. Obligations under the March 2011 Loan Agreement were secured by a first lien on all of Parsley Energy’s oil and natural gas properties.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

On June 1, 2011, Parsley Energy entered into the First Amendment to the March 2011 Loan Agreement which increased the borrowing base to $4.25 million.

On August 10, 2011, Parsley Energy entered into the Second Amendment to the March 2011 Loan Agreement which increased the borrowing base to $5.75 million and amended the maturity date to January 31, 2012.

On December 8, 2011, Parsley Energy entered into an agreement to extend and renew the March 2011 Loan Agreement with a new revolving line of credit note with Western National Bank (the “December 2011 LOC Agreement”) providing for a revolving line of credit in the original principal amount of $10.0 million, an original maturity date of December 23, 2012, and an initial borrowing base of $5.5 million. Concurrent with entering into the December 2011 LOC Agreement, Parsley Energy also entered into a $5.75 million term loan with Western National Bank (the “December 2011 Term Loan”), with an original maturity date of December 23, 2015. Amounts outstanding under both the December 2011 LOC Agreement and the December 2011 Term Loan bore interest at a rate equal to the bank’s reference rate, as defined in the December 2011 LOC Agreement and the December 2011 Term Loan, plus 0.25%, but in no event less than 5.25%. Obligations under both the December 2011 LOC Agreement and December 2011 Term Loan were secured by a first lien on all of Parsley Energy’s oil and natural gas properties. The December 2011 Term Loan required monthly principal payments, plus accrued interest, of $0.1 million commencing January 23, 2012 until December 23, 2015.

On June 6, 2012, Parsley Energy entered into an agreement to extend and renew the December 2011 LOC Agreement with a new revolving line of credit note with Western National Bank (the “June 2012 LOC Agreement”) providing for a revolving line of credit in the original principal amount of $50.0 million, an original maturity date of June 6, 2014 and an initial borrowing base of $14.0 million. Concurrent with entering into the June 2012 LOC Agreement, Parsley Energy also entered into an agreement to extend and renew the December 2011 Term Loan with a new $10.8 million term loan (the “June 2012 Term Loan”), with an original maturity of June 6, 2016. Amounts outstanding under both the June 2012 LOC Agreement and the June 2012 Term Loan bear interest at a rate equal to the bank’s reference rate, as defined in the June 2012 LOC Agreement or June 2012 Term Loan, as applicable, but in no event less than 3.75%. Obligations under both the June 2012 Term Loan and the June 2012 LOC Agreement are secured by a first lien on all of Parsley Energy’s oil and natural gas properties. The June 2012 Term Loan required monthly principal payments, plus accrued interest, of $0.2 million commencing July 6, 2012 until June 6, 2016.

On July 31, 2012, Parsley Energy entered into the First Amendment to the June 2012 LOC Agreement, which increased the borrowing base to $14.0 million to $17.0 million.

On October 26, 2012, Parsley Energy entered into the Second Amendment to the June 2012 LOC Agreement, which increased the borrowing base from $17.0 million to $27.0 million.

On November 20, 2012, Parsley Energy entered into an agreement to extend and renew the June 2012 LOC Agreement with a new revolving line of credit note with Western National Bank (the “November 2012 LOC Agreement”) providing for a revolving line of credit in the original principal amount of $100.0 million, an original maturity date of November 20, 2014, and an initial borrowing base of $38.0 million. Concurrent with entering into the November 2012 LOC Agreement, Parsley Energy also entered into an agreement to extend and renew the June 2012 Term Loan with a new $27.0 million term loan (the “November 2012 Term Loan”), with an original maturity of November 20, 2016. Amounts outstanding under both the November 2012 LOC Agreement and the November 2012 Term Loan bear interest at a rate equal to the bank’s reference rate, as defined in the November 2012 LOC Agreement or the November 2012 Term Loan, as applicable, plus an applicable margin ranging from 50 basis points to 125 basis points, depending on the percentage of the commitment utilized.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Obligations under both the November 2012 Term Loan and the November 2012 LOC Agreement are secured by a first lien on all of Parsley Energy’s oil and natural gas properties. The November 2012 Term Loan required monthly principal payments, plus accrued interest, of $0.6 million commencing December 20, 2012 until November 20, 2016.

The agreement governing both the November 2012 LOC Agreement and the November 2012 (the “Credit Agreement”) contained certain covenants, which include the maintenance of the following financial covenants: (1) beginning, March 31, 2013, a Consolidated Current Ratio of not less than 1.00:1.00; (2) a Debt Service Ratio of not less than (a) 1.5 to 1.00 for the months ending October 31, 2012 and November 30, 2012, (b) 1.60 to 1.00 for the months ended December 31, 2012 to February 28, 2013 and (c) 1.70 to 1.0 for all months ended after March 31, 2013; and (3) beginning with the fiscal quarter ended March 31, 2013, a Consolidated Net Leverage Ratio not to exceed (a) 5.00:1.00 for the quarter ended March 31, 2013, (b) 4.00:1.00 for the quarter ended June 30, 2013, and (c) 3.50:1.00 for the quarter ended September 30, 2013 and all subsequent quarterly periods (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Credit Agreement). At December 31, 2012, Parsley Energy was in compliance with all the financial covenants.

As a condition to the extension of credit under the Credit Agreement, Parsley Energy was required to enter into certain derivative instruments to hedge not less than 75% of the anticipated projected production from proved, developed, producing oil and natural gas properties.

The agreement also places restrictions on Parsley Energy with respect to additional indebtedness, liens, dividends and other payments, asset dispositions, hedging transactions and other matters and is subject to customary events of default. If an event of default occurs and is continuing, the lenders may accelerate amounts due under the November 2012 LOC Agreement and the November 2012 Term Loan.

Second Lien Agreement

On November 20, 2012, Parsley Energy entered into a second lien credit agreement (the “Second Lien Agreement”) providing for term loans up to an aggregate principal amount of $75.0 million and an original maturity date of December 31, 2016. The Second Lien Agreement bears interest at the combined rate equal to (i) the greater of 1.0% and the three-month LIBO rate, plus 10.0%, paid in cash, plus (2) 4.0% paid-in-kind by adding to the principal balance outstanding. Obligations under the Second Lien Agreement are secured by a second lien on substantially all of Parsley Energy’s oil and natural gas properties

The Second Lien Agreement may be prepaid at any time. If prepaid prior to November 20, 2014, Parsley Energy will be obligated to pay a prepayment premium equal to 7.5% of the principal amount being prepaid. As a condition to entering into the Second Lien Agreement, Parsley Energy was required to enter into certain derivative instruments to hedge not less than 80% of the anticipated projected production from proved, developed, producing oil and natural gas properties.

The Second Lien Agreement is subject to compliance with certain covenants, including the maintenance of the following financial covenants: (1) beginning March 31, 2013, a Consolidated Current Ratio of not less than 1.00:1.00; (2) beginning March 31, 2013, a Collateral Coverage Ratio of not less than 1.25:1.00, (3) beginning with the fiscal quarter ended March 31, 2013, a Consolidated Net Leverage Ratio not to exceed (a) 5.00:1.00 for the quarter ended March 31, 2013, (b) 4.00:1.00 for the quarter ended June 30, 2013, and (c) 3.50:1.00 for the quarter ended September 30, 2013 and all subsequent quarterly periods; and (4) a Debt Service Ratio of not less than 1.5 to 1.00 (each of the capitalized terms used in the foregoing clauses (1) through (4) being as defined in the Second Lien Agreement.) The Second Lien Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations. At December 31, 2012, Parsley Energy was in compliance with all the Second Lien Agreement covenants.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The Second Lien Agreement also places restrictions on Parsley Energy and its subsidiaries with respect to the incurrence of additional indebtedness, granting liens, making dividends and other payments, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

Diamond K Interests, LP Notes Payable

On May 21, 2009, Parsley Energy entered into a $250,000 revolving non-recourse note and a $250,000 term loan with Diamond K Interests, LP, (“Diamond K”) a member of Parsley Energy, LLC (the “Diamond K Notes Payable”). The Diamond K Notes Payable bore interest at 10.0% per annum and had an original maturity of May 21, 2014. Parsley Energy repaid the Diamond K Notes Payable in November 2012.

Principal maturities of long-term debt

Principal maturities of long-term debt outstanding at December 31, 2012 are as follows (in thousands):

2013	$6,750
2014	44,750
2015	6,750
2016	61,413

Total	$119,663

Interest expense

The following amounts have been incurred and charged to interest expense for the years ended December 2012 and 2011 (in thousands):

	Years Ended December 31,
	2012	2011
Cash payments for interest	$4,661	$529
Payment-in-kind interest	1,845	182
Amortization of deferred loan origination costs	80	5
Amortization of original issue discount	158	10
Write-off of deferred loan origination costs and original issue premium	616	—
Interest income	(76)	(34)

Interest costs incurred, net	7,284	692
Less: capitalized interest	(999)	(234)

Total interest expense, net	$6,285	$458

NOTE 10.     MEMBERS’ EQUITY

Parsley Energy, LLC’s operations are governed by the provisions of a limited liability company agreement (the “Parsley LLC Agreement”). There are no current outstanding equity commitments of the members. Allocations of net income and loss are allocated to the members based on a hypothetical liquidation.

As discussed in Note 1, effective June 11, 2013, Parsley Energy, LLC acquired all of the limited and general partnership interests of Parsley LP, PEM and PEO (the “Partnerships”), all of which were under common control, in exchange for the issuance of interests in Parsley Energy, LLC. The exchange of shares between Parsley

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Energy and the Partnerships was accounted for as a reverse acquisition under the purchase method of accounting. Accordingly, the merger was recorded as a recapitalization of Parsley Energy, LLC, with the consolidated financials of the Partnerships being treated as the continuing entity.

Limitations of Members’ liabilities

Pursuant to Parsley Energy’s LLC Agreement (and as is customary for limited liability companies), the liability of the Members is limited to their contributed capital.

Incentive Units

As part of Parsley Energy’s LLC Agreement, certain incentive units were issued to legacy investors, management and employees of Parsley Energy, consisting of Tier I, Tier II, Tier III and Tier IV incentive units, on June 11, 2013. The incentive units are intended to be compensation for services rendered to Parsley Energy. The original terms of the incentive units are as follows. Tier I incentive units vest ratably over three years, but are subject to forfeiture if payout is not achieved. Tier I payout is realized upon the return of the Members’ invested capital and a specified rate of return. Tier II, III and IV incentive units vest only upon the achievement of certain payout thresholds for each such Tier and each Tier of the incentive units is subject to forfeiture if the applicable required payouts are not achieved. In addition, vested and unvested incentive units will be forfeited if an incentive unit holder’s employment is terminated for any reason or if the incentive unit holder voluntarily terminates their employment.

The incentive units are being accounted for as liability-classified awards pursuant to ASC Topic 718, “Compensation—Stock Compensation”, as Parsley Energy believes achievement of the payout conditions will require the settlement of such awards by transferring cash to the incentive unit holder. As such, the fair value of the incentive units is remeasured each reporting period through the date of settlement, with the percentage of such fair value recorded to compensation expense each period being equal to the percentage of the requisite explicit or implied service period that has been rendered at that date.

NOTE 11.    RELATED PARTY TRANSACTIONS

Well Operations

During the years ended December 31, 2012 and 2011, several of Parsley Energy’s directors, officers, 5% owners of Parsley Energy’s LLC interests, their immediate family, and entities affiliated or controlled by such parties (“Related Party Working Interest Owners”) owned non-operated working interests in certain of the oil and natural gas properties that Parsley Energy operates. The revenues disbursed to such Related Party Working Interest Owners for the years ended December 31, 2012 and 2011, totaled $10.8 million and $9.1 million, respectively.

As a result of this ownership, from time to time, Parsley Energy will be in a net receivable or net payable position with these individuals and entities. Parsley Energy does not consider any net receivables from these parties to be uncollectible.

Diamond K Interest, LP Notes Payable

On May 21, 2009, Parsley Energy entered the Diamond K Notes Payable. Parsley Energy repaid the Diamond K Notes Payable in November 2012.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Acquisitions

On October 29, 2012, Parsley Energy acquired, from Diamond K Production, LLC, an entity owned by Diamond K, additional working interests in wells it operates for an aggregate cash consideration of $8.2 million. Parsley Energy reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

Tex-Isle Supply, Inc. Purchases

During the years ended December 31, 2012 and 2011, Parsley Energy made purchases of equipment used in its drilling operations and capitalized as part of its oil and natural gas property totaling $31.1 million and $11.6 million, respectively, from Tex-Isle Supply, Inc. (“Tex-Isle”). Tex-Isle is controlled by a party who is also the General Partner of Diamond K.

Spraberry Production Services LLC

During the years ended December 31, 2012 and 2011, Parsley Energy incurred charges totaling $2.0 million and $0.4 million for services from SPS in its well operation and drilling activities. Tex-Isle owns the remaining 50% interest in SPS.

Davis, Gerald & Cremer, PC

During the years ended December 31, 2012 and 2011, Parsley Energy incurred charges totaling $0.3 million and $0.1 million, respectively, for legal services from Davis, Gerald & Cremer, PC, of which one of Parsley Energy’s directors, David H. Smith, is a vice president and partner.

NOTE 12.    COMMITMENTS AND CONTINGENCIES

Legal Matters

In the ordinary course of business, Parsley Energy may at times be subject to claims and legal actions. Management believes it is remote that the impact of such matters will have a material adverse effect on Parsley Energy’s financial position, results of operations or cash flows.

Environmental Matters

Parsley Energy is subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws, which are often changing, regulate the discharge of materials into the environment and may require Parsley Energy to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Parsley Energy has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

Parsley Energy accounts for environmental contingencies in accordance with the accounting guidance related to accounting for contingencies. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments is fixed and readily determinable. At December 31, 2012 and 2011, Parsley Energy had no environmental matters requiring specific disclosure or requiring the recognition of a liability.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Leases

The estimated future minimum lease payments under long term operating lease agreements as of December 31, 2012 was as follows (in thousands):

Year Ending December 31,
2013	$380
2014	470
2015	442
2016	375
2017	385
Thereafter	1,130

Total	$3,182

Rent expense for the years ended December 31, 2012 and 2011 was $0.3 million and $0.1 million.

NOTE 13.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The book values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. The book values of Parsley Energy’s credit facilities approximate fair value as the interest rates are variable. The difference between the book value and fair value of the Diamond K Notes Payable was not material. Commodity derivative contracts are marked-to-market each quarter and are thus stated at fair value in the accompanying Consolidated Balance Sheets.

The fair values of Parsley Energy’s commodity derivative instruments are classified as level 2 measurements as they are calculated using industry standard models using assumptions and inputs which are substantially observable in active markets throughout the full term of the instruments. These include market price curves, contract terms and prices, credit risk adjustments, implied market volatility and discount factors. The following summarizes the fair value of Parsley Energy’s derivative assets and liabilities according to their fair value hierarchy as of the reporting dates indicated (in thousands):

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Commodity derivative contracts
Assets:
Short-term derivative instruments	$—	$3,555	$—	$3,555
Long-term derivative instruments	—	5,129	—	5,129

Total derivative instrument—asset	$—	$8,684	$—	$8,684

Liabilities:
Short-term derivative instruments	$—	$(490)	$—	$(490)
Long-term derivative instruments	—	(727)	—	(727)

Total derivative instruments—liability	$—	$(1,217)	$—	$(1,217)

Net commodity derivative asset	$—	$7,467	$—	$7,467

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Commodity derivative contracts
Assets:
Short-term derivative instruments	$—	$341	$—	$341
Long-term derivative instruments	—	177	—	177

Total derivative instrument—asset	$—	$518	$—	$518

Liabilities:
Short-term derivative instruments	$—	$—	$—	$—
Long-term derivative instruments	—	—	—	—

Total derivative instruments—liability	—	—	—	—

Net commodity derivative asset	$—	$518	$—	$518

There were no transfers in to or out of level 2 during the years ended December 31, 2012 or 2011.

NOTE 14.    SUBSEQUENT EVENTS

First Lien Obligations

Western National Bank Facility

On March 8, 2013, Parsley Energy entered into the First Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement from $38.0 million to $58.0 million.

On May 16, 2013, Parsley Energy entered into the Second Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement, as amended, from $58.0 million to $65.5 million.

On August 12, 2013, Parsley Energy entered into the Third Amendment to the Credit Agreement which increased the borrowing base on the November 2012 LOC Agreement, as amended, from $65.5 million to $77.5 million.

On September 10, 2013, Parsley Energy, upon entering into the first lien syndicated credit agreement discussed below, repaid all amounts outstanding under the Credit Agreement, including $77.5 million, plus accrued interest, due on the November 2012 LOC Agreement and $21.9 million, plus accrued interest, due on the November 2012 Term Loan.

Syndicated Credit Agreement

On September 10, 2013, Parsley Energy entered into a revolving credit agreement (the “Revolving Credit Agreement”) with Wells Fargo Bank, National Association as the administrative agent. The Revolving Credit Agreement provides a revolving credit facility with a borrowing capacity up to the lesser of (i) the borrowing base (as defined in the Revolving Credit Agreement) and (ii) $750.0 million. The Revolving Credit Agreement matures on the earlier of (i) September 10, 2018 and (ii) the date that is 91 days prior to the stated maturity of the Second Lien Agreement, discussed below, being currently December 31, 2016. The Revolving Credit Agreement is secured by substantially all of Parsley Energy’s assets.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

The Revolving Credit Agreement provided for an initial borrowing base of $175.0 million. The borrowing base will be redetermined by the lenders at least semi-annually on each April 1 and October 1, with the first redetermination on October 1, 2013. The amount Parsley Energy is able to borrow with respect to the borrowing base is subject to its compliance with the financial covenants and other provisions of the Revolving Credit Agreement.

Borrowings under the Revolving Credit Agreement can be made in Eurodollars or at the alternate base rate. Eurodollar loans bear interest at a rate per annum equal to an adjusted LIBO rate (equal to the product of: (a) the LIBO rate, multiplied by (b) a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (expressed as a decimal) on such date at which the Administrative Agent is required to maintain reserves on ‘Eurocurrency Liabilities’ as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System) plus an applicable margin ranging from 150 to 250 basis points, depending on the percentage of our borrowing base utilized. Alternate base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank’s reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the adjusted LIBO rate (as calculated above) plus 100 basis points, plus an applicable margin ranging from 50 to 150 basis points, depending on the percentage of our borrowing base utilized. The Revolving Credit Agreement also provides for a commitment fee ranging from 375 basis points to 500 basis points, depending on the percentage of our borrowing base utilized. As of September 30, 2013, borrowings and letters of credit outstanding under the Revolving Credit Agreement had a weighted average interest rate of 2.44%. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

The Revolving Credit Agreement is subject to compliance with certain covenants, including the maintenance of the following financial covenants: (1) a Current Ratio of not less than 1.0 to 1.0 as of the last day of any fiscal quarter; (2) a minimum Interest Coverage Ratio of not less than 2.5 to 1.0 as of the last day of any fiscal quarter for the four fiscal quarters ending on such date; provided that for the fiscal quarters ending September 30, 2013, December 31, 2013 and March 31, 2014, the relevant period shall be deemed to equal, as applicable, for the three, six or nine-month period then ending, as applicable, multiplied by 4, 2 and 4/3, respectively; and (3) the financial ratios required to be maintained under the Second Lien Agreement (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Syndicated Credit Agreement). The Syndicated Credit Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations.

The Revolving Credit Agreement also places restrictions on Parsley Energy and its subsidiaries with respect to additional indebtedness, liens, dividends and other payments, investments, acquisitions, mergers, asset dispositions, transactions with affiliates, hedging transactions and other matters.

The Revolving Credit Agreement is subject to customary events of default, including a change in control (as defined in the Revolving Credit Agreement). If an event of default occurs and is continuing, the Majority Lenders (as defined in the Revolving Credit Agreement) may accelerate any amounts outstanding.

On October 21, 2013, Parsley Energy amended and restated its Revolving Credit Agreement, whereby the borrowing base was reduced from $175.0 million to $143.8 million. In November 2013, upon redetermination, the borrowing base will be increased to $280.0 million, effective December 30, 2013.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Amended Second Lien Agreement

On October 21, 2013, Parsley Energy entered into an amended and restated second lien credit agreement (the “Amended Second Lien Agreement”). The Amended Second Lien Agreement created two tranches of loan commitments, the Tranche A Commitment totaling $75.0 million and the Tranche B Commitment, totaling $125.0 million. The maturity date remains December 31, 2016.

Tranche A borrowings bear interest at the combined rate equal to (i) the greater of 1.0% and the three-month LIBO rate, plus 10.0%, paid in cash, plus (ii) 4.0% paid-in-kind by adding to the principal balance outstanding. Tranche B borrowings bear interest at the greater of 1.0% and the three-month LIBO rate, plus 11.0%, paid in cash.

The Amended Second Lien Agreement may still be prepaid at any time. If prepaid after November 20, 2013, but before November 20, 2014, Parsley Energy will be obligated to pay a prepayment premium equal to 7.5% of the principal amount being repaid, with respect to the pro-rata portion of the prepayment attributable to Tranche A borrowings.

The Amended Second Lien Agreement also modified the required financial covenants under the Second Lien Agreement to consist of: (1) a Consolidated Current Ratio of not less than 1.00:1.00; (2) beginning with the fiscal quarter ended December 31, 2013, a Consolidated Leverage Ratio not to exceed (a) 4.50:1.00 for the quarter ended December 31, 2013, (b) 4.00:1.00 for the quarters ended March 31, 2014 and June 30, 2014, and (c) 3.50:1.00 for the quarter ended September 30, 2014 and all subsequent quarterly periods; and (3) a Consolidated Cash Interest Coverage Ratio of not less than 2.5 to 1.00 (each of the capitalized terms used in the foregoing clauses (1) through (3) being as defined in the Second Lien Agreement agreement.) The Second Lien Agreement also requires the timely submission of annual and quarterly financial statements, reserve reports, budgets, and other notices, along with meeting other recurring obligations.

The Amended Second Lien Agreement eliminated the requirement for Parsley LP to enter into certain derivative instruments to hedge not less than 80% of the anticipated production from proved, developed, producing oil and natural gas properties.

Parsley Energy Aviation, LLC Term Loan

On April 2, 2013, Parsley Energy Aviation, LLC, entered into a $2.8 million term loan (“Aviation Note”) in connection with the purchase of a corporate aircraft. The Aviation Note bears interest at a fixed rate of 4.875%, matures on April 2, 2018 and requires monthly payments of $29,160 of principal and interest beginning in May 2013, with a balloon payment of $1.6 million at maturity.

LLC Interest Issuance

On June 11, 2013, Parsley Energy, LLC issued membership interests to NGP X US Holdings, L.P. and other investors for total consideration of $73.5 million.

Acquisitions

During 2013, Parsley Energy acquired, from certain of its directors and officers, additional working interests in wells it operates through a number of separate, individually negotiated transactions for an aggregate cash consideration of $19.4 million.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

During the nine months ended September 30, 2013, Parsley Energy acquired, from unaffiliated individuals and entities, additional working interests in wells it operates through a number of separate, individually negotiated transactions for an aggregate total cash consideration of $23.2 million. Parsley Energy reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

In October 2013, Parsley Energy acquired 5,818 gross (5,330 net) acres primarily in Upton and Reagan Counties, Texas. Parsley Energy’s total consideration paid was $18.0 million. The final purchase price allocation is pending the determination of adjustments from the effective date and the completion of the valuation of the assets acquired and liabilities assumed.

On December 4, 2013, Parsley Energy entered into a purchase and sale agreement pursuant to which Parsley Energy will acquire additional working interests in a number of wells which it currently operates for $79.3 million. The transaction does not increase Parsley Energy’s gross acreage position, but increases its net acreage by 637 acres in Upton County, Texas. The acquisition is expected to close on December 30, 2013, subject to customary closing conditions.

In December 2013, Parsley Energy acquired 3,250 gross (2,595 net) acres in Upton and Reagan Counties, Texas. Parsley Energy’s total consideration paid was $32.3 million. The final purchase price allocation is pending the determination of adjustments from the effective date and the completion of the valuation of the assets acquired and liabilities assumed.

Parsley Energy has evaluated subsequent events through the date that these financial statements were available to be issued on December 20, 2013. Except as described above, Parsley Energy determined there were no additional events that required disclosure or recognition in these financial statements.

NOTE 15.     SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS OPERATIONS (Unaudited)

Parsley Energy’s oil and natural gas reserves are attributable solely to properties within the United States.

Capitalized Costs

(in thousands)

	December 31,
	2012	2011
Oil and natural gas properties:
Proved properties	$117,988	$26,060
Unproved properties	14,022	2,487

Total oil and natural gas properties	132,010	28,547
Less accumulated depreciation, depletion and amortization	(7,879)	(1,594)

Net oil and natural gas properties capitalized	$124,131	$26,953

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Costs Incurred for Oil and Natural Gas Producing Activities

(in thousands)

	Year Ended December 31,
	2012	2011
Acquisition costs:
Proved properties	$17,932	$—
Unproved properties	14,022	6,805
Development costs	71,945	20,125

Total	$103,899	$26,930

Reserve Quantity Information

The following information represents estimates of Parsley Energy’s proved reserves as of December 31, 2012, which have been prepared and presented under SEC rules. These rules require SEC reporting companies to prepare their reserve estimates using specified reserve definitions and pricing based on a 12-month unweighted average of the first-day-of-the-month pricing. The pricing that was used for estimates of Parsley Energy’s reserves as of December 31, 2012 was based on an unweighted average 12-month average West Texas Intermediate posted price per Bbl for oil and a Henry Hub spot natural gas price per MMBtu for natural gas, as set forth in the following table:

	2012	2011
Oil (per Bbl)	$89.71	$91.21
Natural gas (per Mcf)	$2.48	$3.93
Natural gas liquids (per Bbl)	$35.02	$35.60

Subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This requirement has limited, and may continue to limit, Parsley Energy’s potential to record additional proved undeveloped reserves as it pursues its drilling program, particularly as it develops its significant acreage in the Permian Basin of West Texas. Moreover, Parsley Energy may be required to write down its proved undeveloped reserves if it does not drill on those reserves with the required five-year timeframe. Parsley Energy does not have any proved undeveloped reserves which have remained undeveloped for five years or more.

Parsley Energy’s proved oil and natural gas reserves are all located in the United States, primarily in the Permian Basin of West Texas. All of the estimates of the proved reserves at December 31, 2012 and 2011, were estimated by Parsley Energy’s in-house petroleum engineers, taking into consideration the information and assumptions contained in the September 30, 2013 report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), independent petroleum engineers. Proved reserves were estimated in accordance with the guidelines established by the SEC and the FASB.

Oil and natural gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Parsley Energy emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and natural gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

The following table provides a rollforward of the total proved reserves for the years ended December 31, 2012 and 2011, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Year Ended December 31, 2012
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	8,519	3,127	20,689	15,094
Extensions and discoveries	4,047	1,369	8,898	6,899
Revisions of previous estimates	(39)	(56)	274	(49)
Purchases of reserves in place	816	294	1,833	1,416
Production	(356)	(2)	(1,480)	(605)

End of the year	12,987	4,732	30,214	22,755

Proved Developed Reserves:
Beginning of the year	2,070	623	4,230	3,398
End of the year	5,834	1,906	12,186	9,771

Proved Undeveloped Reserves:
Beginning of the year	6,449	2,504	16,459	11,696
End of the year	7,153	2,826	18,028	12,984

	Year Ended December 31, 2011
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	2,576	766	4,736	4,131
Extensions and discoveries	5,857	2,313	15,791	10,802
Revisions of previous estimates	180	48	466	306
Purchases of reserves in place	—	—	—	—
Production	(94)	—	(304)	(145)

End of the year	8,519	3,127	20,689	15,094

Proved Developed Reserves:
Beginning of the year	473	143	1,048	791
End of the year	2,070	623	4,230	3,398

Proved Undeveloped Reserves:
Beginning of the year	2,103	623	3,688	3,341
End of the year	6,449	2,504	16,459	11,696

The tables above include changes in estimated quantities of oil and natural gas reserves shown in Bbl equivalents (“Boe”) at a rate of six Mcf per one Bbls.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Extensions and discoveries of 6,899 MBoe and 10,802 MBoe during the years ended December 31, 2012 and 2011, result primarily from the drilling of new wells during each year and from new proved undeveloped locations added during each year.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves of the property. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions.

The estimates of future cash flows and future production and development costs as of December 31, 2012 and 2011 are based on the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Estimated future production of proved reserves and estimated future production and development costs of proved reserves are based on current costs and economic conditions. All wellhead prices are held flat over the forecast period for all reserve categories. The estimated future net cash flows are then discounted at a rate of 10%.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows at December 31 (in thousands):

	December 31,
	2012	2011
Future cash inflows	$1,405,580	$969,685
Future development costs	(186,996)	(153,488)
Future production costs	(368,099)	(243,124)
Future income tax expenses	(9,839)	(6,788)

Future net cash flows	840,646	566,285
10% discount to reflect timing of cash flows	(544,598)	(384,571)

Standardized measure of discounted future net cash flows	$296,048	$181,714

(1)	Future net cash flows do not include the effects of U.S. federal income taxes on future results because Parsley Energy was a limited liability company not subject to entity-level federal income taxation as of December 31, 2012 and December 31, 2011. Accordingly, no provision for federal corporate income taxes has been provided because taxable income was passed through to Parsley Energy’s equity holders. However, Parsley Energy’s operations located in Texas are subject to an entity-level tax, the Texas Margin Tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas. Following the Corporate Reorganization, Parsley Energy will be a subchapter C corporation subject to U.S. federal and state income taxes. If Parsley Energy had been subject to entity-level income taxation, the unaudited pro forma future income tax expense at December 31, 2012 and December 31, 2011 would have been $289.5 million and $202.2 million, respectively. The unaudited standardized measure at December 31, 2012 and December 31, 2011 would have been $193.6 million and $115.6 million, respectively.

In the foregoing determination of future cash inflows, sales prices used for oil, natural gas and natural gas liquids for December 31, 2012 and 2011, were estimated using the average price during the 12-month period, determined as the unweighted arithmetic average of the first-day-of-the-month price for each month. Prices were adjusted by lease for quality, transportation fees and regional price differentials. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year-end, assuming the continuation of existing economic conditions.

PARSLEY ENERGY, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

It is not intended that the FASB’s standardized measure of discounted future net cash flows represent the fair market value of the Predecessor’s proved reserves. Parsley Energy cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

Changes in the standardized measure of discounted future net cash flows relating to proved oil, natural gas and natural gas liquid reserves are as follows (in thousands):

	2012	2011
Standardized measure of discounted future net cash flows at the beginning of the year	$181,714	$34,412
Sales of oil and natural gas, net of production costs	(30,621)	(8,778)
Purchase of minerals in place	20,222	—
Extensions and discoveries, net of future development costs	82,517	119,750
Previously estimated development costs incurred during the period	36,423	9,223
Net changes in prices and production costs	(21,592)	14,033
Changes in estimated future development costs	1,627	(829)
Revisions of previous quantity estimates	(625)	3,731
Accretion of discount	18,443	3,501
Net change in income taxes	(1,336)	(2,122)
Net changes in timing of production and other	9,276	8,793

Standardized measure of discounted future net cash flows at the end of the year	$296,048	$181,714

GLOSSARY

The terms defined in this section are used throughout this prospectus:

“3-D seismic.” Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

“Basin.” A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

“Bbl.” One stock tank barrel, of 42 U.S. gallons liquid volume, used in reference to crude oil, condensate or natural gas liquids.

“Bcf.” One billion cubic feet of natural gas.

“Boe.” One barrel of oil equivalent, with 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

“Boe/d.” One barrel of oil equivalent per day.

“British thermal unit” or “Btu.” The heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

“completion.” The process of treating a drilled well followed by the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“condensate.” A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

“developed acreage.” The number of acres that are allocated or assignable to productive wells or wells capable of production.

“development capital.” Expenditures to obtain access to proved reserves and to construct facilities for producing, treating and storing hydrocarbons.

“development well.” A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

“downspacing.” Additional wells drilled between known producing wells to better exploit the reservoir.

“dry hole.” A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

“economically producible.” A resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. For a complete definition of economically producible, refer to the SEC’s Regulation S-X, Rule 4-10(a)(10).

“exploitation.” A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

“exploratory well.” A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

“field.” An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. For a complete definition of field, refer to the SEC’s Regulation S-X, Rule 4-10(a)(15).

“formation.” A layer of rock which has distinct characteristics that differ from nearby rock.

“GAAP.” Accounting principles generally accepted in the United States.

“gross acres” or “gross wells.” The total acres or wells, as the case may be, in which an entity owns a working interest.

“held by production.” Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil or gas.

“horizontal drilling.” A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

“IRS.” Internal Revenue Service.

“lease operating expense.” All direct and allocated indirect costs of lifting hydrocarbons from a producing formation to the surface constituting part of the current operating expenses of a working interest. Such costs include labor, superintendence, supplies, repairs, maintenance, allocated overhead charges, workover, insurance and other expenses incidental to production, but exclude lease acquisition or drilling or completion expenses.

“LIBOR.” London Interbank Offered Rate.

“MBbl.” One thousand barrels of crude oil, condensate or NGLs.

“MBoe.” One thousand barrels of oil equivalent.

“Mcf.” One thousand cubic feet of natural gas.

“MMBbls.” One million stock tank barrels, of 42 U.S. gallons liquid volume, used in reference to crude oil, condensate or natural gas liquids.

“MMBoe.” One million barrels of oil equivalent.

“MMBtu.” One million British thermal units.

“MMcf.” One million cubic feet of natural gas.

“natural gas liquids” or “ NGLs.” The combination of ethane, propane, butane, isobutane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

“net acres” or “net wells.” The percentage of total acres or wells, as the case may be, an owner has out of a particular number of gross acres or wells. For example, an owner who has 50% interest in 100 gross acres owns 50 net acres.

“net revenue interest.” An owner’s interest in the revenues of a well after deducting proceeds allocated to royalty and overriding interests.

“NYMEX.” The New York Mercantile Exchange.

“operator.” The entity responsible for the exploration, development and production of a well or lease.

“present value of future net revenues” or “PV-10.” The estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the SEC.

“productive well.” A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

“proved developed reserves.” Proved reserves that can be expected to be recovered:

i. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well; or

ii. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“proved reserves.” Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence, the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

“proved undeveloped reserves” or “PUDs.” Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

“reasonable certainty.” A high degree of confidence. For a complete definition of reasonable certainty, refer to the SEC’s Regulation S-X, Rule 4-10(a)(24).

“recompletion.” The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

“reliable technology.” A grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

“reserves.” Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development prospects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project.

“reservoir.” A porous and permeable underground formation containing a natural accumulation of producible hydrocarbons that is confined by impermeable rock or water barriers and is separate from other reservoirs.

“royalty.” An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

“SEC.” The United States Securities and Exchange Commission.

“spacing.” The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

“undeveloped acreage.” Lease acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or natural gas regardless of whether such acreage contains proved reserves.

“wellbore.” The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called well or borehole.

“working interest.” The right granted to the lessee of a property to explore for and to produce and own oil, natural gas or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

“workover.” Operations on a producing well to restore or increase production.

“WTI.” West Texas Intermediate crude oil, which is a light, sweet crude oil, characterized by an American Petroleum Institute gravity, or API gravity, between 39 and 41 and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates. The selling shareholders will not bear any portion of such expenses.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our certificate of incorporation and bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our shareholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation on December 11, 2013 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Parsley Energy, LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit number	Description

*1.1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Certificate of Incorporation of Parsley Energy, Inc.

*3.2	Form of Amended and Restated Bylaws of Parsley Energy, Inc.

*4.1	Form of Class A Common Stock Certificate

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**10.1	Amended and Restated Credit Agreement, dated as of October 21, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto.

**10.2	Amended and Restated Credit Agreement, dated October 21, 2013, by and among Parsley Energy, L.P., as borrower, Chambers Energy Management, LP, as agent, and the several lenders party thereto.

Exhibit number	Description

**10.3†	Form of Parsley Energy, Inc. 2014 Long-Term Incentive Plan

*10.4	Form of Tax Receivable Agreement

**10.5	Form of Parsley Energy, LLC First Amended and Restated Limited Liability Agreement

*10.6	Form of Director Indemnification Agreement

*10.7	Form of Registration Rights Agreement.

**10.8†	Employment Agreement, dated January 23, 2014, between Parsley Energy Operations, LLC and Bryan Sheffield

**10.9†	Employment Agreement, dated January 24, 2014, between Parsley Energy Operations, LLC and Colin Roberts

**10.10†	Form of Vice President Employment Agreement

**10.11†	Form of Management Employment Agreement

10.12	Amended and Restated Limited Liability Company Agreement of Parsley Energy Employee Holdings LLC

*10.13	Form of NGP Parsley Holdings LLC Limited Liability Company Agreement

10.14	First Amendment to Amended and Restated Credit Agreement, dated December 20, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto.

10.15	Second Amendment to Amended and Restated Credit Agreement, dated February 5, 2014, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto.

**21.1	List of Subsidiaries of Parsley Energy, Inc.

*23.1	Consent of KPMG LLP

*23.2	Consent of Netherland, Sewell & Associates, Inc.

*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

**99.1	Netherland, Sewell & Associates, Inc., Summary of Reserves at September 30, 2013

*	To be filed by amendment.
†	Compensatory plan or arrangement.
**	Previously filed

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on                 , 2014.

PARSLEY ENERGY, INC.

By:
Bryan Sheffield Chief Executive Officer and Director

Each person whose signature appears below appoints Bryan Sheffield, Colin Roberts and Ryan Dalton, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities on                 ,             .

Signature	Title

Bryan Sheffield	Chief Executive Officer and Director (Principal Executive Officer)

Ryan Dalton	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Chris Carter	Director

A.R. Alameddine	Director

David Smith	Director

Jack Harper	Director

INDEX TO EXHIBITS

Exhibit number	Description
*1.1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Certificate of Incorporation of Parsley Energy, Inc.

*3.2	Form of Amended and Restated Bylaws of Parsley Energy, Inc.

*4.1	Form of Class A Common Stock Certificate

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

**10.1	Amended and Restated Credit Agreement, dated as of October 21, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto.

**10.2	Amended and Restated Credit Agreement, dated October 21, 2013, by and among Parsley Energy, L.P., as borrower, Chambers Energy Management, LP, as agent, and the several lenders party thereto.

**10.3†	Form of Parsley Energy, Inc. 2014 Long-Term Incentive Plan

*10.4	Form of Tax Receivable Agreement

**10.5	Form of Parsley Energy, LLC First Amended and Restated Limited Liability Agreement

*10.6	Form of Director Indemnification Agreement

*10.7	Form of Registration Rights Agreement.

**10.8†	Employment Agreement, dated January 23, 2014, between Parsley Energy Operations, LLC and Bryan Sheffield

**10.9†	Employment Agreement, dated January 24, 2014, between Parsley Energy Operations, LLC and Colin Roberts

**10.10†	Form of Vice President Employment Agreement

**10.11†	Form of Management Employment Agreement

10.12	Amended and Restated Limited Liability Company Agreement of Parsley Energy Employee Holdings LLC

*10.13	Form of NGP Parsley Holdings LLC Limited Liability Company Agreement

10.14	First Amendment to Amended and Restated Credit Agreement, dated December 20, 2013, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto.

10.15	Second Amendment to Amended and Restated Credit Agreement, dated February 5, 2014, by and among Parsley Energy, L.P., as borrower, and Wells Fargo Bank, National Association, as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, BMO Harris Bank, N.A., as documentation agent and the lenders party thereto.

**21.1	List of Subsidiaries of Parsley Energy, Inc.

*23.1	Consent of KPMG LLP

*23.2	Consent of Netherland, Sewell & Associates, Inc.

*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

**99.1	Netherland, Sewell & Associates, Inc., Summary of Reserves at September 30, 2013

*	To be filed by amendment.
†	Compensatory plan or arrangement.
**	Previously filed